AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PRELIMINARY OFFERING CIRCULAR

SUBJECT TO COMPLETION; DATED FEBRUARY 7, 2025

NEWSMAX INC.

750 Park of Commerce Drive, Suite 100

Boca Raton, Florida 33487

(561) 686-1165

Newsmax.com

UP TO 15,000,000 SHARES OF CLASS B COMMON STOCK

AGENT WARRANT FOR THE PURCHASE OF UP TO 225,000 SHARES OF CLASS B COMMON STOCK

UP TO 225,000 SHARES OF CLASS B COMMON STOCK UNDERLYING AGENT WARRANT

PRICE: $5.00        PER SHARE

The minimum investment in this offering is [200] shares of Class B Common Stock, or $[1,000], unless waived by the Company in its sole discretion

	Price to Public	Underwriting discount and commissions (1)		Proceeds to issuer (2)
Per share	$5.00		$0.35	$4.65
Total Maximum of Public Offering	$75,000,000		$5,250,000	$69,750,000
Agent Warrant(3)	$1,406,250	$	n/a	$1,406,250
Per share of Class B Common Stock underlying Agent Warrant (225,000 Shares)	$6.25		n/a	$6.25
Total Maximum	76,406,250		$5,250,000	$71,156,250

(1)	We have engaged Digital Offering, LLC (“Digital Offering”) to act as lead selling agent (the “Selling Agent”) to offer the shares of our Class B Common Stock (the “Shares”) to prospective investors in this offering (the “Offering”) on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be received by us in this Offering. In addition, the Selling Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts (Digital Offering, together with such sub-agents and/or dealers collectively, the “Selling Agents”). Digital Offering is not purchasing the Shares offered by us and is not required to sell any specific number or dollar amount of Shares in this Offering before a closing occurs. We will pay a cash commission of 7.0% to Digital Offering on sales of the Shares in this Offering and issue a warrant to Digital Offering to purchase a number of Shares equal to 1.5% of the total number of Shares sold in this Offering, exercisable for five years at an exercise price equal to 125% of the public offering price, subject to adjustments (the “Agent Warrant”). See “Plan of Distribution” for details of compensation payable to the Selling Agent in connection with the Offering.

(2)	Does not account for the expenses of the Offering. See “Use of Proceeds” for estimated Offering expenses payable by the Company in connection with this offering.

(3)	The Agent Warrant is being issued as partial compensation to the Selling Agent. The value of the Agent Warrant set forth in the table above is based on the number of Shares underlying the Agent Warrant multiplied by the offering price of the Shares in this Offering of $ per Share. The actual value of the Agent Warrant utilizing an options pricing model would be less than the amount indicated in the table.

We intend to apply to have the Shares listed on the New York Stock Exchange (“NYSE”) under the symbol “NMAX”. If approved, we intend to list the Shares on NYSE following NYSE’s certification of our Form 8-A to be filed concurrently with qualification of this, or a post-qualification amendment to this, Offering Statement. If the Shares are not approved for listing on NYSE, we will not complete the Offering contemplated hereby. No assurance can be given that our application to list on NYSE will be approved or that an active trading market for the Shares will develop. The Shares are not currently listed or quoted on any exchange.

We will issue to the Selling Agent the Agent Warrant to purchase such number of Shares equal to 1.5% of the total number of Shares sold in this Offering, at a per Share price equal to 125% of the per Share price of the Shares offered hereby (subject to adjustments). The Offering Statement of which this Offering Circular forms a part also registers the issuance of the Shares issuable upon exercise of the Agent Warrant (although the Selling Agent has agreed not to sell the Agent Warrant or any of the shares issuable upon exercise of the Agent Warrant until six months after the commencement of the Offering). We do not intend to list the Agent Warrant on a national securities exchange or an over-the-counter quotation system. See “Plan of Distribution” for a description of these arrangements.

Following the closing of this Offering, we will have two classes of authorized common stock, Class A Common Stock, $0.001 par value per share, and Class B Common Stock, $0.001 par value per share (together, the “Common Stock”). The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting. Each share of Class A Common Stock is entitled to ten votes per share on all matters on which stockholders generally are entitled to vote, while each share of Class B Common Stock is entitled to one vote per share on such matters. Following the Offering and assuming the sale of the maximum number of shares of Class B Common Stock is sold in the Offering for the offering price per share on the cover page hereof, Christopher Ruddy, our Chief Executive Officer and a member of our board of directors, together with his affiliates, will beneficially own 83.1% of the voting power of our outstanding capital stock.

Following the consummation of this Offering, Mr. Ruddy will retain controlling voting power in the Company. As a result, we expect to be a “controlled company” under NYSE’s rules, in which case we intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the rules of NYSE. See “Risk Factors – We expect to be a “controlled company” within the meaning of applicable national securities exchange rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements” for more information.

This Offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been received by us, (2) one year from the date upon which the United States Securities and Exchange Commission (the “SEC” or “Commission”) qualifies the Offering Statement of which this Offering Circular forms a part, and (3) the date at which the Offering is earlier terminated by us in our sole discretion. This Offering is being conducted on a best-efforts basis. We intend to complete one closing in this Offering. After the closing, funds tendered by investors will be made available to us.

INVESTING IN THE CLASS B COMMON STOCK OF NEWSMAX INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 10 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE CLASS B COMMON STOCK OF THE COMPANY.

THE SEC DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Sales of these securities will commence on approximately __________, 2025.

This Offering Circular follows the disclosure format of Part I of SEC Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

In this Offering Circular unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company,” or “our Company,” refer to Newsmax Inc., a Florida corporation and its Subsidiaries (as defined herein).

i

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Shares. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, each included elsewhere in this Offering Circular. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company,” or “our Company,” refer to Newsmax Inc., a Florida corporation and its Subsidiaries (as defined herein).

Overview

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. (“Newsmax Media”). Newsmax Media and its subsidiaries operate the businesses described in this Offering Circular.

Newsmax Media has six wholly-owned subsidiaries: Newsmax Broadcasting, LLC, a Florida limited liability company (“Newsmax Broadcasting”), Crown Atlantic Insurance, LLC, a Florida limited liability company (“Crown Atlantic”), Humanix Publishing, LLC, a Florida limited liability company (“Humanix Publishing”), Medix Health LLC, a Florida limited liability company (“Medix Health”), ROI Media Strategies, LLC, a Florida limited liability company (“ROI Media Strategies”), and Newsmax Radio LLC, a Florida limited liability company (“Newsmax Radio,” and together with Newsmax Media, Newsmax Broadcasting, Crown Atlantic Insurance, Humanix Publishing, Medix Health, and ROI Media Strategies, the “Subsidiaries”).

Newsmax Media is a television broadcaster and multi-platform content publisher with a mixed-revenue model that primarily derives income from (i) digital, linear and over-the-top (“OTT”) television advertising, (ii) online web and digital advertising, (iii) cable license fees and streaming subscriptions, and (iv) subscriptions to online and print publications. Newsmax Media uses original news, syndicated services and editorial content to draw consumers to its media outlets, including through its highly-rated TV channel, digital websites and print publications, and its website, Newsmax.com, in order to sell advertising to third party marketers. Newsmax Media also sells subscriptions to its own streaming, digital and print products through its channels and platforms. Newsmax Media differentiates itself in a crowded media marketplace, among other things, through broad distribution of Newsmax Media’s content across linear cable, OTT streaming, and digital and print platforms, all with a focus on content related to politics, health, finance and lifestyle for an audience primarily comprised of viewers who are 45 years old or older.

Newsmax Media’s industry leading digital brand, which started in 1998, enabled it to launch Newsmax, its linear cable channel, in 2014. Today, each month, more than 40 million Americans watch, read and listen to Newsmax. The Newsmax channel is currently carried by major Multichannel Video Programming Distributor (“MVPDs”) cable/satellite systems in the United States. Nielsen reports that Newsmax is the fourth highest-rated cable news network in the United States, with 21 million regular viewers, and is one of the 15 most viewed basic cable programs. In 2023, Nielsen reported that Newsmax was the only cable news channel with ratings growth across all dayparts, seeing a 42% increase in total viewership in prime time, 16% in daytime, 23% in total day, including a 69% increase in total day viewership among adults between age 35 and 64, and an 11% increase in access. As such, Newsmax Media became the first major digital brand to become the fastest-growing cable news platform. Meanwhile, competitor Fox News saw a 6% decline in viewership for total day and a 2% decline in prime time during the same time period. In the first half of 2024, Newsmax’s total viewership in prime time grew by 41%, including a 10% increase among adults between the ages of 35 and 64, and by 36% in total day, including a 16% increase among adults between 35 and 64. In comparison, Fox News experienced a 10% increase in prime time viewership, including a 10% increase among adults between age 35 and 64, and a 2% increase in total day, including a 1% increase among adults between age 35 and 64. Overall, Newsmax’s total day ratings grew by 36% in the first half of 2024 compared to the first half of 2023, compared to 7% growth for MSNBC, a 2% growth for Fox News, a 3% growth for CNN, a 7% decline for CNBC and a 36% decline for Newsnation.

Implications of Being an Emerging Growth Company

As an issuer with (i) less than $1.235 billion in total annual gross revenues during our last fiscal year, (ii) $700 million in market value of our capital stock held by non-affiliates and (iii) $1.07 billion in non-convertible debt over a three-year period, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our members on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.07 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. Generally, a company qualifies as a “smaller reporting company” if (i) it has public float of less than $250 million or (ii) it has less than $100 million in annual revenues and no public float or public float of less than $700 million. For instance, smaller reporting companies are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Private Placement

In June 2024, the Company launched an offering of its Series B Preferred Stock in a private placement pursuant to Regulation D of the Securities Act (the “Private Placement”). The initial offering is for up to 30,000 shares of Series B Preferred Stock at $5,000 per share for a base offering amount of $150,000,000, with the option to expand up to 45,000 shares of Series B Preferred Stock for an offering amount of $225,000,000. As of January 31, 2025, the Company has sold 38,262 shares of its Series B Preferred Stock in the Private Placement, resulting in net proceeds to the Company of $175,331,715.

Reorganization Transactions

In connection with the closing of this Offering, which constitutes an initial public offering of our securities, in accordance with the terms of the applicable Certificates of Designation, (a) all shares of our Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock will automatically convert into our existing shares of Class A Common Stock (the “Existing Class A Common Stock”), and (b) all shares of Series B Preferred Stock will automatically convert into our existing shares of Class B Common Stock (the “Existing Class B Common Stock” and, together with the Existing Class A Common Stock, the “Existing Common Stock”). See “Description of Capital Stock” for details of the conversion terms. For clarification, our Existing Class A Common Stock and our Existing Class B Common Stock will be recapitalized as described in the following paragraph. As of the date of this Offering Circular, there are 6,069.67 shares of our Existing Class A Common Stock and zero shares of our Existing Class B Common Stock issued and outstanding.

In addition, concurrently with the closing of this Offering, we intend to amend and restate our Articles of Incorporation (the “Amended and Restated Articles of Incorporation”) to, among other things, reclassify our authorized share capital to implement a dual class of securities, such that each share of our Existing Common Stock, par value $0.001 per share, of Newsmax Inc. issued and outstanding immediately prior to the effectiveness of the Amended and Restated Articles of Incorporation (the “Effective Time”) shall be recapitalized, reclassified and reconstituted into one fully paid and non-assessable share of Class B Common Stock of Newsmax Inc.; provided, that each share of capital stock, par value $0.001 per share, of Newsmax Inc. issued and outstanding immediately prior to the Effective Time held by Mr. Christopher Ruddy (our Chief Executive Officer and director) and/or his affiliates shall be recapitalized, reclassified and reconstituted into one fully paid and non-assessable share of Class A Common Stock of Newsmax Inc. (the “Recapitalization”). It is anticipated that the shares of Class A Common Stock will have ten votes per share, and the shares of Class B Common Stock will have one vote per share.

We further intend to effectuate a forward stock split (the “Forward Stock Split”). The Forward Stock Split of all of the outstanding shares of Newsmax Inc., which shall be effective immediately following the Recapitalization, shall be at a ratio of 1:13530.79 (the “Forward Stock Split Ratio”). As a result of the Forward Stock Split, our outstanding securities shall be proportionally increased based upon the Forward Stock Split Ratio and the exercise or conversion price of such securities (as may be applicable) will be proportionally decreased based upon the Forward Stock Split Ratio. No fractional shares will be issued as a result of the Forward Stock Split. Any fractional shares resulting from the Forward Stock Split will, at our sole discretion, be paid out in cash or rounded to the nearest whole share.

RISK FACTORS SUMMARY

Risks Related to Our Business, Operations and Our Industry

●	We have incurred losses in prior periods, may not be profitable in the future and our plans to maintain and increase liquidity may not be successful.

●	Changes in consumer behavior and evolving technologies and distribution platforms may adversely affect the Company’s business, financial condition and results of operations.

●	Declines in advertising expenditures could cause the Company’s revenues and operating results to decline significantly in any given period or in specific markets.

●	Advertising revenue is largely dependent on audience measurement, which can be difficult to measure.

●	Advertising revenues have been subject to seasonality and cyclicality as a result of the impact of state, congressional and presidential election cycles which could have a material impact on our revenue, cash flow and operating results from period to period.

●	Because Newsmax Media derives a significant portion of its revenues from a limited number of distributors, the failure to enter into or renew affiliation and carriage agreements on favorable terms, or at all, could have a material adverse effect on the Company’s business, financial condition or results of operations.

●	Newsmax Media’s businesses operate in a highly competitive industry. Changes to Newsmax Media’s existing content and services could fail to attract traffic, viewers and advertisers or fail to generate revenue. The levels of our traffic and engagement with our brands and content are critical to Newsmax Media’ success.

●	Damage to our brand or reputation could have a material adverse effect on our business, financial condition and results of operations. Likewise, adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general could adversely affect the financial performance of those portions of the Subsidiaries’ nutraceuticals business, Medix Health.

●	The Company’s strategic investments in new businesses, products, services and technologies presents many risks, and the Company may not realize the financial and strategic goals it had contemplated, which could adversely affect its business, financial condition and results of operations.

●	Newsmax Media’s future growth depends in part on the acceptance and growth of OTT advertising and OTT advertising platforms.

●	If the rate of decline in the number of subscribers to traditional MVPD services increases or these subscribers shift to other services or bundles that do not include Newsmax TV, there may be a material negative effect on Newsmax Media’s affiliation revenues once established.

●	Newsmax Inc.’s principal asset is its ownership interest in Newsmax Media and the revenue generated by such asset may not be sufficient to pay our expenses or dividends or make distributions or loans to enable us to pay dividends on the Shares or any of our other capital stock.

Risks Related to Cybersecurity, Piracy, Privacy and Data Protection

●	The degradation, failure or misuse of the Subsidiaries’ network and information systems and other technology could cause a disruption of services or improper disclosure of personal data or other confidential information, resulting in increased costs, liabilities or loss of revenue.

●	The Company is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly.

Risks Related to Legal and Regulatory Matters

●	Changes in U.S. communications laws or other regulations, including restrictions on programming and content, may have an adverse effect on the Company’s business, financial condition and results of operations.

●	Newsmax Media and the other Subsidiaries may be, and in the past have been, subject to unfavorable litigation that could require it to pay significant amounts, lead to onerous operating procedures or have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Risks Related to Intellectual Property

●	The Company’s business may suffer if the Company cannot protect its intellectual property.

●	The Company has been, and may be in the future, subject to claims of intellectual property infringement that could adversely affect its business.

●	The Company’s business involves risks of liability claims for content of material, which could adversely affect its business, results of operations and financial condition.

Risks Related to Our Securities and the Offering

●	Investing in the Shares is a highly speculative investment and could result in the loss of your entire investment. There is no guarantee you will have a positive return on your investment.

●	No active trading market for the Shares currently exists, and an active trading market may not develop.

●	Future sales and issuances of our securities could result in dilution of the percentage ownership of our stockholders. As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	Newsmax Inc. may issue shares of preferred stock that would have a liquidation preference to its Common Stock., and other rights that holders of our Common Stock do not have.

●	Following the closing of this Offering, a majority of Newsmax Inc.’s voting stock will be owned by a small number of owners.

●	We cannot predict the effect our dual-class structure may have on the price of our securities.

●	Newsmax Inc. expects to be a “controlled company” within the meaning of the rules of the NYSE and, as a result, expects to qualify for and intends to rely on exemptions from certain corporate governance requirements.

●	NYSE may delist our Shares from trading on its exchange, which could limit investors’ ability to make transactions in our Shares and subject us to additional trading restrictions.

●	The market price of our Class B Common Stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Class B Common Stock in this offering.

●	We intend to register additional shares of our Class B Common Stock, which may result in diminution to the value of the Shares offered hereby. Future sales of our Class B Common Stock may cause the market price of our Class B Common Stock to drop significantly, even if our business is doing well.

●	This Offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if the $75,000,000 maximum is not sold.

●	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

General Risk Factors

●	If we are successful in listing our securities on NYSE, we will incur increased costs as a result of being a public reporting company, and our board of directors will be required to devote substantial time to oversight of new compliance requirements and corporate governance practices.

●	Upon becoming a public company, we may qualify as a smaller reporting company within the meaning of the Exchange Act and an emerging growth company, and may take advantage of certain exemptions from disclosure requirements available to smaller reporting companies and emerging growth companies, as applicable. If we take advantage of such exemptions, our securities may be less attractive to investors and may make it more difficult to compare our performance with other public companies.

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows.

Company Information

Newsmax Media was incorporated as Sequoia Digital Corporation in the State of Nevada in 1998. In 1999, Newsmax Media changed its name from Sequoia Digital Corporation to Newsmax.com, Inc. In 2001, Newsmax Media changed its name from Newsmax.com, Inc. to Newsmax Media, Inc. In 2006, Newsmax Media became a wholly-owned subsidiary of NMX Holdings, LLC. In 2014, Newsmax Media changed its state of domicile from Nevada to Delaware and consummated a corporate reorganization in which the members of NMX Holdings, LLC exchanged their membership interests in NMX Holdings, LLC for capital stock of Newsmax Media.

In 2024, Newsmax Media consummated a corporate reorganization. Newsmax Inc. was formed as a new holding company that owns all of the outstanding shares of the operating company, Newsmax Media. The stockholders of Newsmax Media exchanged their shares of capital stock in Newsmax Media for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media. Newsmax Media’s ownership of its subsidiaries was not affected or changed as a result of this reorganization.

The principal executive offices of the Company are located at 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487, and its telephone number is (561) 686-1165. Newsmax Media’s website is Newsmax.com.

The Offering

Securities Offered:	Maximum of 15,000,000 shares of Class B Common Stock.

Offering Price per Share	$5.00 per share of Class B Common Stock.

Minimum Investment	The minimum subscription is $[1,000], or [200] shares of Class B Common Stock. However, the Company may waive the minimum subscription amount in its sole discretion.

Best Efforts Offering	There is no minimum number of shares of Class B Common Stock that we must sell in order to conduct a closing in this Offering.

Shares of Class A Common Stock outstanding immediately before the Offering	78,478,594 shares of Class A Common Stock, after giving effect to the Recapitalization and the Forward Stock Split.

Shares of Class A Common Stock outstanding after the Offering

78,478,594 shares of Class A Common Stock.

After giving effect to the Offering and assuming the Company sells the maximum offering amount of Class B Common Stock in the Offering and the Offering is completed on March 31, 2025, the total outstanding Class A Common Stock will represent approximately 32.9% of the total outstanding Common Stock of the Company and 83.1% of the total voting power of all Common Stock issued and outstanding.

Shares of Class B Common Stock outstanding immediately before the Offering	Prior to the closing of this Offering and prior to the consummation of the Recapitalization, we expect that the number of our Existing Class B Common Stock issued and outstanding will be zero. If any options to purchase Class B Common Stock of the Company are exercised prior to the closing of this Offering, then the number of issued and outstanding shares of Class B Common Stock will be based on the options exercised.

Shares of Class B Common Stock outstanding after the Offering

160,011,969 shares of Class B Common Stock, consisting of 145,011,969 shares of Class B Common Stock issued upon the Recapitalization and up to 15,000,000 shares of Class B Common Stock offered hereby, assuming the Company sells the maximum offering amount of Class B Common Stock in the Offering.

After giving effect to the Offering and assuming the Company sells the maximum offering amount of Class B Common Stock in the Offering and the Offering is completed on March 31, 2025, the total outstanding Class B Common Stock will represent approximately 67.1% of the total outstanding Common Stock of the Company and 16.9% of the total voting power of all Common Stock issued and outstanding.

Use of Proceeds	If we raise the maximum amount contemplated in this Offering, we estimate our net proceeds, after deducting estimated Offering expenses of approximately $6,625,000, will be approximately $68,375,000. We intend to use the proceeds from this Offering for general corporate purposes including the costs of this Offering. See the “Use of Proceeds” section of this Offering Circular for details on our intended use of proceeds from this Offering.

Risk Factors	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 10 before deciding to invest in our securities.

Selling Agent	We have engaged Digital Offering to serve as our lead selling agent to assist in the placement of our Class B Common Stock in this Offering on a “best efforts” basis. In addition, Digital Offering may engage one or more sub-agents or selected dealers to assist in its marketing efforts. See “Plan of Distribution” for further details.

Selling Agent Warrant

We have agreed to issue to Digital Offering warrants to purchase such number of Shares equal to 1.5% of the total number of Shares sold in this Offering at an exercise price equal to 125% of the public offering price of the Shares sold in this Offering (subject to adjustments). The Agent Warrant will be exercisable at any time, and from time to time, in whole or in part, commencing from the date that is 6 months after the commencement date of sales in this Offering and expiring on the fifth anniversary of the commencement date of sales in this Offering. The Agent Warrant will have a cashless exercise provision and will provide for registration rights with respect to the registration of the Shares underlying the Agent Warrant.

Lock-up

Except as described below, our officers, directors and certain of our stockholders have agreed, or will agree, with Digital Offering, subject to certain exceptions, that, without the prior written consent of Digital Offering, they will not, directly or indirectly, during the period of six months following the closing of this Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, whether now owned or hereafter acquired by them or with respect to which they have or hereafter acquire the power of disposition; or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of the Common Stock or other securities, in cash or otherwise.

Termination of the Offering	This Offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this Offering has been qualified by the Commission and (3) the date on which this Offering is earlier terminated by us in our sole discretion.

Proposed Listing	We intend to apply to have our Class B Common Stock listed on the New York Stock Exchange under the symbol “NMAX.” If the Class B Common Stock is not approved for listing on NYSE, we will not complete the Offering contemplated hereby.

Summary Financial Data

The following tables summarize certain financial data regarding our business and should be read in conjunction with our audited financial statements and related notes contained elsewhere in this Offering Circular and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of and for the fiscal years ended December 31, 2023 and 2022 and for the six months ended June 30, 2024 and 2023 are derived from our audited and unaudited financial statements included elsewhere in this Offering Circular. All financial statements included in this Offering Circular are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles. The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Year Ended December 31,		Six Months Ended June 30,
Statements of Operations Data	2023	2022	2024	2023
Revenue	$135,276,027	$135,311,692	$79,826,377	$59,331,195
Cost of revenues	79,455,996	76,376,790	41,404,791	38,156,621
Gross profit	$55,820,031	$58,934,902	$38,421,586	$21,174,574
General and administrative expenses	(100,915,301)	(78,409,190)	(94,016,060)	(59,988,007)
Other income/(expense), net	3,336,654	(442,892)	102,187	(14,194)
Income tax expense	(18,550)	(19,206)	(20,960)	(24,444)
Net loss	$(41,777,166)	$(19,936,386)	$(55,513,247)	$(38,852,071)

	December 31,		June 30,
Balance Sheet Data	2023	2022	2024
Cash	$6,037,211	$4,046,045	$6,651,963
Investments	1,221,585	7,393,808	1,035,974
Accounts receivable, net	21,971,756	18,736,832	22,975,614
Inventory	3,834,706	3,833,833	2,762,231
Other current assets	2,351,159	8,455,652	3,502,454
Property, plant & equipment	8,029,457	9,863,788	6,993,097
Other non-current assets	28,163,957	14,540,640	24,951,776
Total assets	$71,609,831	$66,870,598	$68,873,109

Current liabilities	51,847,951	34,113,956	100,880,766
Long-term liabilities	43,345,976	14,657,252	41,422,324
Total liabilities	$95,193,927	$48,771,208	$142,303,090

Convertible and redeemable preferred stock	126,018,101	123,466,294	127,290,509

Stockholders’ Deficit	(149,602,197)	(105,366,904)	(200,720,490)
Total liabilities, convertible and redeemable preferred stock and stockholders’ deficit	$71,609,831	$66,870,598	$68,873,109

RISK FACTORS

An investment in our Class B Common Stock involves a high degree of risk. The SEC requires that we identify risks that are specific to our business and our financial condition. You should carefully consider the following risk factors and the other information in this Offering Circular before investing in our securities. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following risks actually occur, our business, reputation, financial condition, results of operations, revenue and future prospects could be materially adversely affected and you could lose all or part of your investment in the Shares. In such case, the value of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business, Operations and Our Industry

We have incurred losses in prior periods, may not be profitable in the future, and our plans to maintain and increase liquidity may not be successful.

Our ability to achieve profitability will depend upon our ability to generate and sustain substantially increased revenues. We may continue to incur operating losses in the future as we execute our growth strategy. The likelihood that we will generate net income in the future must be considered in light of the difficulties facing the television broadcasting and content publication industry as a whole, economic conditions and the competitive environment in which we operate. Our operating results for future periods are subject to numerous uncertainties, and we may not achieve sufficient revenues to sustain or increase profitability. In addition, we may be unable to successfully achieve or maintain our growth strategy and may need to raise additional capital to fund our future operations.

Changes in consumer behavior and evolving technologies and distribution platforms may adversely affect the Company’s business, financial condition and results of operations.

The ways in which consumers view content and technology and business models in the Company’s industry continue to rapidly evolve and new distribution platforms and increased competition from new entrants and emerging technologies have added to the complexity of maintaining predictable revenue streams. Technological advancements have driven changes in consumer behavior as consumers seek more control over when, where and how they consume content and have affected advertisers’ options for reaching their target audiences. Consumer preferences have evolved towards digital services and other subscription services and there has been a substantial increase in the availability of programming with reduced advertising or without advertising at all. Examples include the convergence of television telecasts and digital delivery of programming to televisions and other devices, video-on-demand platforms, user-generated content sites, and simultaneous streaming of telecast content that allows viewers to consume content on demand and in remote locations while avoiding traditional advertisements or subscription payments. In addition, consumers are increasingly using time-shifting and advertising-blocking technologies that enable them to fast-forward or circumvent advertisements. Substantial use of these technologies could impact the attractiveness of Newsmax Media’s programming to advertisers and adversely affect our advertising revenues.

Changes in consumer behavior and technology have also had an adverse impact on traditional MVPDs that deliver Newsmax Media’s broadcast and cable networks to consumers. Consumers are increasingly turning to alternative offerings, including Subscription Video on Demand (“SVOD”) and Advertising Video on Demand (“AVOD”) services and mobile and social media platforms, which has contributed to industry-wide declines in subscribers to traditional MVPD services over the last several years. These declines are expected to continue and possibly accelerate in the future. If consumers increasingly favor alternative offerings over traditional MVPD subscriptions, Newsmax Media may experience a decline in viewership and ultimately demand for the programming on its traditional linear networks, which could lead to lower affiliate fee and advertising revenues. Changing distribution models may also negatively impact Newsmax Media’s ability to negotiate affiliation agreements on favorable terms, which could have an adverse effect on Newsmax Media’s business, financial condition or results of operations, including a decline in advertising revenues if one or more MVPDs declines to renew an affiliation agreement with Newsmax Media.

If Newsmax Media fails to protect and exploit the value of its content while responding to, and developing new technology and business models to take advantage of, technological developments and consumer preferences, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

Declines in advertising expenditures could cause the Company’s revenues and operating results to decline significantly in any given period or in specific markets.

Newsmax Media derives substantial revenues from the sale of advertising, and its ability to generate advertising revenues depends on a number of factors. The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ spending priorities and the economy in general. In addition, pandemics, natural and other disasters, acts of terrorism, and political uncertainties or hostilities can also lead to a reduction in advertising expenditures as a result of economic uncertainty, disrupted programming and services or reduced advertising spots due to pre-emptions.

Major events, such as the state, congressional and presidential elections cycles also may cause Newsmax Media’s advertising revenues to vary substantially from year to year. Political advertising expenditures are impacted by the ability and willingness of candidates and political action campaigns to raise and spend funds on advertising and the competitive nature of the elections affecting viewers in markets featuring our programming. Moreover, regulatory or other third-party intervention impacting where and when advertisements may be placed may result in a decline in our advertising revenues.

Advertising expenditures may also be affected by changes in consumer behavior and evolving technologies and platforms. There is increasing competition for the leisure time of audiences and demand for Newsmax Media’s programming as measured by ratings points is a key factor in determining advertising rates. In addition, as described above, newer technologies and platforms are increasing the number of media and entertainment choices available to audiences. Some of these technologies and platforms allow users to view programming from a remote location or on a time-delayed basis and provide users the ability to fast-forward, rewind, pause and skip programming and advertisements, which could negatively affect the attractiveness of the Company’s offerings to advertisers. The pricing and volume of advertising may also be affected by shifts in spending toward digital and mobile offerings, which can deliver targeted advertising more promptly, from traditional media, or toward newer ways of purchasing advertising, some or all of which may not be as beneficial to Newsmax Media as traditional advertising methods. Newsmax Media also generates advertising revenues through its OTT platforms.

The market for OTT advertising campaigns is relatively new and evolving and if this market develops slower or differently than we expect, it could adversely affect our advertising revenues.

A decrease in advertising expenditures, reduced demand for Newsmax Media’s programming could lead to a reduction in pricing and advertising spending, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

Advertising revenue is largely dependent on audience measurement, which can be difficult to measure.

Because advertising sales largely depend on audience measurement, they could be negatively affected if measurement methodologies do not accurately reflect actual viewership levels. Although Nielsen’s statistical sampling method is the primary measurement methodology used for Newsmax Media’s linear television advertising sales, Newsmax Media measures and monetizes its digital platforms based on a combination of internal and third-party data. A consistent, broadly accepted measure of multiplatform audiences across the industry remains to be developed. Although we expect multiplatform measurement innovation and standards to benefit us as the video advertising market continues to evolve, we are still partially dependent on third parties to provide these solutions.

Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.

Historically, our advertising revenues have been subject to seasonality and cyclicality as a result of the impact of state, congressional and presidential election cycles. We have experienced relatively higher revenues and cash flow during years when congressional and presidential elections are held, with relatively lower revenues and cash flow in the years between these events, when interest in national political news is lower. Our historical revenue growth has masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow and operating results from period to period.

Because Newsmax Media derives a significant portion of its revenues from a limited number of distributors, the failure to enter into or renew affiliation and carriage agreements on favorable terms, or at all, could have a material adverse effect on the Company’s business, financial condition or results of operations.

Newsmax Media depends on affiliation and distribution arrangements that enable it to reach a large percentage of households through MVPDs and third party-owned television stations. The inability to enter into or renew MVPD arrangements on favorable terms, or at all, or the loss of carriage on MVPDs’ basic programming tiers could reduce the distribution of Newsmax Media’s owned and operated television stations and broadcast and cable networks, which could adversely affect Newsmax Media’s revenue estimates from affiliate fees and its ability to sell national and local advertising time. The loss of favorable MVPD packaging, positioning, pricing or other marketing opportunities could also negatively impact Newsmax Media’s revenue estimates from affiliate fees. These risks are exacerbated by consolidation among traditional MVPDs, their increased vertical integration into the cable or broadcast network business and their use of alternative technologies to offer their subscribers access to local broadcast network programming, which have provided traditional MVPDs with greater negotiating leverage. In addition, if Newsmax Media and an MVPD reach an impasse in contract renewal negotiations, Newsmax Media’s networks and owned and operated television stations could become unavailable to the MVPD’s subscribers (i.e., “go dark”), which, depending on the length of time and the size of the MVPD, could have a negative impact on Newsmax Media’s revenues from affiliate fees and advertising.

Newsmax Media also depends on the maintenance of affiliation agreements and license agreements with third party-owned television stations to distribute the Newsmax TV. Consolidation among television station group owners could increase their negotiating leverage and reduce the number of available distribution partners. There can be no assurance that these affiliation and license agreements will be renewed in the future on terms favorable to Newsmax Media. The inability to enter into affiliation or licensing arrangements with third-party owned television stations on favorable terms could reduce distribution of Newsmax TV and the inability to enter into such affiliation or licensing arrangements for Newsmax TV on favorable terms could adversely affect Newsmax Media’s affiliate fee revenues and its ability to sell national advertising time.

In addition, Newsmax Media has arrangements through which it makes its content available for viewing through third-party online video platforms. If these arrangements are not renewed on favorable or commercially reasonable terms or at all, it could adversely affect the Company’s revenues and operating results.

Changes to Newsmax Media’s existing content and services could fail to attract traffic, viewers and advertisers or fail to generate revenue.

Newsmax Media may introduce significant changes to our existing content. The success of our new content depends substantially on consumer tastes and preferences that change in often unpredictable ways. If this new content fails to engage traffic and advertisers, we may fail to generate sufficient revenue or operating profit to justify our investments, and our business and operating results could be adversely affected. In addition, we have launched and expect to continue to launch strategic initiatives, which do not directly generate revenue but which we believe will enhance our attractiveness to traffic and advertisers. In the future, we may invest in new content, products, services, and initiatives to generate revenue, but there is no guarantee these approaches will be successful or that the costs associated with these efforts will not exceed the revenue generated. If Newsmax Media’s strategic initiatives do not enhance our ability to monetize our existing content or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenue or recover any associated development costs and our operating results could be adversely affected.

Newsmax Media’s businesses operate in a highly competitive industry.

Newsmax Media competes with other companies for high-quality content to reach large audiences and to generate advertising revenue. Newsmax Media also competes for distribution on MVPDs and other third-party digital platforms. Newsmax Media’s ability to attract viewers and advertisers and obtain favorable distribution depends in part on its ability to provide popular programming and adapt to new technologies and distribution platforms, which are increasing the number of content choices available to audiences. The consolidation of advertising agencies, distributors and television service providers also has increased their negotiating leverage and made competition for audiences, advertising revenue, and distribution more intense. Competition for audiences and/or advertising comes from a variety of sources, including broadcast television networks; cable television systems and networks; Internet-delivered platforms such as live streaming, SVOD and AVOD services and mobile, gaming and social media platforms; audio programming; and print and other media. Other television stations or cable networks may change their formats or programming, a new station or new network may adopt a format to compete directly with Newsmax Media’s stations or networks, or stations or networks might engage in aggressive promotional campaigns. Increased competition in the acquisition of programming may also affect the scope of rights we are able to acquire and the cost of such rights, and the future value of the rights we acquire or retain cannot be predicted with certainty. Entering into or renewing contracts for programming rights or acquiring additional rights may result in increased costs to Newsmax Media. There can be no assurance that revenue from acquired rights contracts will exceed Newsmax Media’s costs for the rights, as well as the other costs of producing and distributing the programming. Furthermore, there can be no assurance that Newsmax Media will be able to compete successfully in the future against existing or potential competitors or that competition or consolidation in the marketplace will not have a material adverse effect on its business, financial condition or results of operations.

In addition, with respect to our digital offerings, competition for traffic and engagement with our content, products and services is intense. Newsmax Media competes against many companies to attract and engage traffic, including companies that have greater financial resources and larger user bases, and companies that offer a variety of Internet and mobile device-based content, products and services. As a result, Newsmax Media’s competitors may acquire and engage traffic at the expense of the growth or engagement of our traffic, which would negatively affect Newsmax Media’s business. Newsmax Media believes that its ability to compete effectively for traffic depends upon many factors both within and beyond its control, including, but not limited to:

●	the popularity, usefulness and reliability of Newsmax Media’s content compared to that of its competitors;

●	the timing and market acceptance of Newsmax Media’s content;

●	the continued expansion and adoption of Newsmax Media’s content;

●	Newsmax Media’s ability, and the ability of its competitors, to develop new content and enhancements to existing content and to attract, develop and retain talent;

●	the frequency, relative prominence and appeal of the advertising displayed by Newsmax Media or its competitors;

●	public perceptions about the predominance of certain political viewpoints on our platform, regardless of whether those perceptions are accurate;

●	changes mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements and consent decrees, some of which may have a disproportionate impact on us;

●	the costs of developing and procuring new content, relative to those of its competitors;

●	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

●	Newsmax Media’s reputation and brand strength relative to its competitors.

Newsmax Media also faces significant competition for advertiser spending. Newsmax Media competes against online and mobile businesses and traditional media outlets, such as television, radio and print, for advertising budgets. In determining whether to buy advertising, our advertisers will consider the demand for our content, demographics of our traffic, advertising rates, results observed by advertisers, and alternative advertising options. The increasing number of digital media options available, through social networking tools and news aggregation websites, has expanded consumer choice significantly, resulting in traffic fragmentation and increased competition for advertising. In addition, some of our larger competitors have substantially broader content, product or service offerings than us and leverage their relationships based on other products or services to gain additional share of advertising budgets. Newsmax Media will need to continue to innovate and improve the monetization capabilities of its websites and mobile products in order to remain competitive. Newsmax Media believes that its ability to compete effectively for advertiser spend depends upon many factors both within and beyond its control, including, but not limited to:

●	the size and composition of its user base relative to those of its competitors;

●	Newsmax Media’s ad targeting capabilities, and those of its competitors;

●	Newsmax Media’s ability, and the ability of its competitors, to adapt its model to the increasing power and significance of influencers to the advertising community;

●	the timing and market acceptance of its advertising content and advertising products, and those of its competitors;

●	Newsmax Media’s marketing and selling efforts, and those of its competitors;

●	public perceptions about the predominance of certain political viewpoints on our platform, regardless of whether those perceptions are accurate;

●	the pricing for its advertising products and services relative to those of its competitors;

●	the return our advertisers receive from our advertising products and services, and those of our competitors; and

●	Newsmax Media’s reputation and the strength of its brand relative to its competitors.

The levels of our traffic and engagement with our brands and content are critical to Newsmax Media’ success.

If Newsmax Media fails to increase its traffic, or if traffic engagement or ad engagement declines, its revenue, business and operating results may be harmed. Newsmax Media’s financial performance has been and will continue to be significantly determined by its success in increasing traffic and the overall level of engagement with its content as well as increasing the number and quality of ad engagements. Newsmax Media anticipates that its traffic growth rate will slow over time as the level of our traffic increases. To the extent our traffic growth rate slows, our success will become increasingly dependent on our ability to increase levels of ad engagement on Newsmax Media. If people do not perceive our content to be useful, reliable and entertaining, Newsmax Media may not be able to attract traffic or increase the frequency of engagement on its websites and applications and the ads that it displays. There is no guarantee that Newsmax Media will not experience a similar erosion of its engagement levels as its traffic growth rate slows.

The inability to renew programming rights on sufficiently favorable terms, or at all, could cause Newsmax Media’s advertising and affiliate fee revenues to decline significantly in any given period or in specific markets.

Newsmax Media enters into long-term contracts for both the acquisition and the distribution of media programming and products, including contracts for the acquisition of programming rights and for the distribution of its programming to content distributors. Programming rights agreements, retransmission consent agreements, carriage contracts and affiliation agreements have varying durations and renewal terms that are subject to negotiation with other parties, the outcome of which is unpredictable. In addition, competition for popular programming rights that are licensed from third parties is intense, and the licenses have varying duration and renewal terms. As these contracts expire, Newsmax Media may seek renewals on favorable terms; however, third parties may outbid Newsmax Media for the rights contracts. The loss of rights or renewal on less favorable terms could impact the quality or quantity of Newsmax Media’s programs and could adversely affect Newsmax Media’s advertising and affiliate fee revenues. Upon renewal, Newsmax Media’s results could be adversely affected if escalations in programming rights costs are unmatched by increases in advertising and affiliate fee revenues. In addition, if Newsmax Media does not obtain exclusive rights to the programming it distributes, it could negatively impact Newsmax Media’s advertising and affiliate fee revenues.

Acceptance of Newsmax Media’s content by the public is difficult to predict, which could lead to fluctuations in revenues.

Revenues derived from the distribution of television content depends primarily upon its acceptance by the public, which is difficult to predict. Low public acceptance of Newsmax Media’s content will adversely affect Newsmax Media’s results of operations. The commercial success of our programming also depends upon the quality and acceptance of other competing programming, the growing number of alternative forms of entertainment and leisure activities, general economic conditions and their effects on consumer spending and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Moreover, Newsmax Media must often invest substantial amounts in programming before they learn the extent to which the content will earn consumer acceptance. Competition for popular content is intense, and Newsmax Media may need to increase the price it pays for popular content rights. Newsmax Media’s failure to obtain or retain rights to popular content, or a decline in the ratings or popularity of Newsmax Media’s news television programming, which could be a result of the loss of talent or rights to certain programming, could adversely affect advertising revenues in the near term and, over a longer period of time, adversely affect affiliate fee revenues

Damage to our brand or reputation could have a material adverse effect on our business, financial condition and results of operations.

The Company’s brands, particularly the Newsmax Media brand, are among its most valuable assets. Newsmax Media believes that its brand image, awareness and reputation strengthen its relationship with consumers and contribute significantly to the success of its business. Maintaining, further enhancing and extending our brands may require us to make significant investments in marketing, programming or new products, services or events; however, these investments may not be successful. Newsmax Media may introduce new programming that is not popular with its consumers and advertisers, which may negatively affect its brands. To the extent its content, in particular its live news programming, is not compelling to consumers, our ability to maintain a positive reputation may be adversely impacted. Governmental scrutiny and fines and significant negative claims or publicity regarding Newsmax Media or its operations, content, products, management, employees, practices, advertisers, business partners and culture, including individuals associated with content we create or license, may damage Newsmax Media’s reputation and brands, even if such claims are untrue. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, our ability to maintain a positive reputation may likewise be adversely impacted. If Newsmax Media is not successful in maintaining or enhancing the image or awareness of its brands, or if its reputation is harmed for any reason, it could have a material adverse effect on its business, financial condition and results of operations.

The Company’s strategic investments in new businesses, products, services and technologies presents many risks, and the Company may not realize the financial and strategic goals it had contemplated, which could adversely affect its business, financial condition and results of operations.

The Company has invested in, and expects to continue investing in, new businesses, products, services and technologies that complement, enhance or expand its current businesses or otherwise offer it growth opportunities. Such strategic investments may involve significant risks and uncertainties, including insufficient revenues from an investment to offset any new liabilities assumed and expenses associated with the investment; a failure of the investment to perform as expected, meet financial projections or achieve strategic goals; unidentified issues not discovered in its due diligence that could cause the Company not to realize anticipated benefits or to incur unanticipated liabilities; the diversion of management attention from current operations; and compliance with new regulatory regimes. Because investments are inherently risky and their anticipated benefits or value may not materialize, the Company’s investments may adversely affect its business, financial condition and results of operations.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

As a distributor of content, Newsmax Media may face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that its acquires, produces, licenses and/or distributes. Newsmax Media may also face potential liability for content used in promoting its service, including marketing materials. Newsmax Media devotes significant resources toward the development, production, marketing and distribution of original programming. Newsmax Media believes that original and exclusive programming can help differentiate its service from other offerings, enhance its brand and otherwise attract and retain members. To the extent Newsmax Media’s programming does not meet its expectations, in particular, in terms of costs, viewing and popularity, Newsmax Media’s business, including the brand and results of operations may be adversely impacted. Further, negotiations or renewals related to the entertainment industry collective bargaining agreements have, and in the future, could negatively impact timing and costs associated with our productions. Newsmax Media contracts with third parties related to the development, production, marketing and distribution of our original programming. Newsmax Media may face potential liability or may suffer significant losses in connection with these arrangements, including, but not limited to, if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent Newsmax Media creates and sells physical or digital merchandise relating to its programming, and/or license such rights to third parties, Newsmax Media could become subject to product liability, intellectual property or other claims related to such merchandise. Newsmax Media may decide to remove content from its service, not to place licensed or produced content on its service or discontinue or alter production of original content if Newsmax Media believes such content might not be well received by its viewers, is prohibited by law, or could be damaging to its brand or business.

To the extent Newsmax Media does not accurately anticipate costs or mitigate risks, including for content that it obtains but ultimately does not appear on or is removed from its service, or if Newsmax Media becomes liable for content it acquires, produces, licenses and/or distributes, its business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm the results of the Company’s operations. The Company may not be indemnified against claims or costs of these types and the Company may not have insurance coverage for these types of claims.

Newsmax Media’s future growth depends in part on the acceptance and growth of OTT advertising and OTT advertising platforms.

Many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as linear TV, radio, and print, and to advertising through digital and social media platforms. While Newsmax TV generates revenues from linear TV and distribution fees paid by MVPDs, a core segment of Newsmax Media’s business is OTT advertising. As such, the future growth of Newsmax Media’s business depends in part on the growth of OTT advertising and on advertisers increasing their spend on advertising on its network. Although traditional TV advertisers have showed growing interest in OTT advertising, Newsmax Media cannot be certain that their interest will continue to increase or that they will not revert to traditional TV advertising, especially if the Company’s customers no longer stream TV or significantly reduce the amount of TV they stream. If advertisers or their agency relationships do not perceive meaningful benefits of OTT advertising, the market may develop more slowly than Newsmax Media expects, which could adversely impact its operating results and materially impact a core segment of its business.

If the rate of decline in the number of subscribers to traditional MVPD services increases or these subscribers shift to other services or bundles that do not include Newsmax TV, there may be a material negative effect on Newsmax Media’s affiliation revenues once established.

During the last few years, the number of subscribers to traditional MVPD services in the U.S. has been declining, and the rate of decline has increased in recent periods. If traditional MVPD service offerings are not attractive to consumers due to pricing, increased competition from OTT services, increased dissatisfaction with the quality of traditional MVPD services, poor economic conditions or other factors, more consumers may (i) cancel their traditional MVPD service subscriptions or choose not to subscribe to traditional MVPD services, (ii) elect to instead subscribe to OTT services, which in some cases may be offered at a lower price-point and may not include our programming networks or (iii) elect to subscribe to smaller bundles of programming which may not include our programming networks. If the rate of decline in the number of traditional MVPD service subscribers increases or if subscribers shift to OTT services or smaller bundles of programming that do not include Newsmax Media’s programming networks, such a shift may have a material negative effect on Newsmax Media’s revenues.

The Company’s success depends on its ability to improve and scale its technical and data infrastructure and respond and adapt to changes in technology and consumer behavior.

The Company’s ability to attract and retain its users is dependent upon the reliable performance and increasing capabilities of its products and its underlying technical and data infrastructure. As the Company invests in its array of products and its digital business grows in size, scope and complexity, the Company must continue to invest in maintaining, integrating, improving and scaling its technical infrastructure. The Company’s failure to do so effectively, or any significant disruption in its service, could damage the Company’s reputation, result in a potential loss or ineffective monetization of users, and adversely affect its financial results.

Newsmax Media relies on a number of partners to make its service available on their devices.

Newsmax Media currently offers viewers the ability to receive streaming content through a host of internet-connected devices, including TVs, digital video players, TV set-top boxes and mobile devices. Newsmax Media has agreements with various cable, satellite, and telecommunications operators to make its service available through the TV set-top boxes of these service providers, some of which may compete directly with Newsmax Media or have investments in competing streaming content providers. In many instances, Newsmax Media’s agreements also include provisions by which the partner bills consumers directly for the Newsmax service or otherwise offers services or products in connection with offering its service. If partners or other providers do a better job of connecting consumers with content they want to watch, for example through multi-service discovery interfaces, Newsmax Media’s service may be adversely impacted. Newsmax Media intends to continue to broaden its relationships with existing partners and to increase its capability to stream its channels to other platforms and partners over time. If Newsmax Media is not successful in maintaining existing and creating new relationships, or if the Company encounters technological, content licensing, regulatory, business or other impediments to delivering its streaming content to its members via these devices, Newsmax Media’s ability to retain viewers and grow its business could be adversely impacted.

Newsmax Media’s business could be adversely affected if, upon expiration of agreements between Newsmax Media and its partners, a number of its partners do not continue to provide access to its service or are unwilling to do so on terms acceptable to Newsmax Media, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities and while these entities should be responsible for the devices’ performance, the connection between these devices and our service may nonetheless result in consumer dissatisfaction toward us and such dissatisfaction could result in claims against Newsmax Media or otherwise adversely impact Newsmax Media’s business. In addition, technology changes to Newsmax Media’s streaming functionality may require that partners update their devices, or may lead Newsmax Media to stop supporting the delivery of Newsmax Media’s service on certain legacy devices. If partners do not update or otherwise modify their devices, or if we discontinue support for certain devices, Newsmax Media’s service and viewers’ use and enjoyment could be negatively impacted.

Newsmax Media’s traffic growth, engagement, and monetization depend in part upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that it does not control.

Newsmax Media makes its content available across a variety of operating systems and through websites. Newsmax Media is dependent on the compatibility of its content with popular devices, streaming tools, desktop and mobile operating systems, connected TV systems, and web browsers that it does not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of its content or give preferential treatment to competitive content could adversely affect usage of its content.

A significant portion of Newsmax Media’s traffic accesses Newsmax Media’s content and services through mobile devices and, as a result, Newsmax Media’s ability to grow traffic, engagement and advertising revenue is increasingly dependent on its ability to generate revenue from content viewed and engaged with on mobile devices. A key element of its strategy is focusing on mobile devices and connected TV app, and Newsmax Media expects to continue to devote significant resources to the creation and support of developing new and innovative mobile and connected TV products, services and app. Newsmax Media is dependent on the interoperability of its content and its app with popular mobile operating systems, streaming tools, networks and standards that Newsmax Media does not control, such as the Android and iOS operating systems. Newsmax Media may not be successful in maintaining or developing relationships with key participants in the mobile and connected TV industries or in developing content that operates effectively with these technologies, systems, tools, networks, or standards. Any changes in such systems, or changes in its relationships with mobile operating system partners, handset and connected TV manufacturers, or mobile carriers, or in their terms of service or policies that reduce or eliminate our ability to distribute our content, impair access to our content by blocking access through mobile devices, make it difficult to readily discover, install, update or access Newsmax Media’s content and app on mobile devices and connected TVs, give preferential treatment to competitive, or their own, content or app, limit our ability to measure the effectiveness of branded content, or charge fees related to the distribution of our content or app could adversely affect the consumption and monetization of our content on mobile devices. Additionally, if the number of platforms for which Newsmax Media develops its product expands, it will result in an increase in its operating expenses. In the event that it is more difficult to access its content or use its app and services, particularly on mobile devices and connected TVs, or if its traffic chooses not to access its content or use its app on their mobile devices and connected TVs or chooses to use mobile products or connected TVs that do not offer access to our content or its app, or if the preferences of its traffic require Newsmax Media to increase the number of platforms on which its products are made available to its traffic, Newsmax Media’s traffic growth, engagement, ad targeting and monetization could be harmed and its business and operating results could be adversely affected.

New technologies have been developed that are able to block certain online advertisements or impair Newsmax Media’s ability to serve advertising, which could harm its operating results.

New technologies have been developed that could block or obscure the display of or targeting of Newsmax Media’s content. Additionally, some providers of consumer mobile devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. An increase in the use of such new technologies could result in our inability to generate additional income from advertisements, which could harm our financial and operating results.

A financial crisis or deterioration in general economic, business or industry conditions could materially adversely affect our results of operations and financial condition.

Concerns over global economic conditions, instability in the banking sector, stock market volatility, energy costs, geopolitical issues, inflation and U.S. Federal Reserve interest rate increases in response, the availability and cost of credit, and slowing of economic growth in the United States and fears of a recession have contributed and may continue to contribute to economic uncertainty and diminished expectations for the global economy. Factors that affect economic conditions include the rate of unemployment, the level of consumer confidence, changes in consumer spending habits, political and sociopolitical uncertainties and potential changes in trade relationships between the U.S. and other countries. The Company also faces risks associated with the impact of weak economic conditions on advertisers, affiliates, suppliers, wholesale distributors, retailers, insurers and others with which it does business. There was uncertainty during 2023 with potential economic downturns or recessions in parts of the United States and globally, which continues into 2024 with global conflicts such as the Russia-Ukraine and Israel-Hamas wars. Due to uncertainty in inflation, we may continue to see global, industry-wide supply chain disruptions and widespread shortages of labor, materials and services. We will also continue to monitor the impacts of inflation and commodity price volatility and the effects on our business, including to our customers and our partners.

The Company’s ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations may be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

The loss of key personnel, including talent, could disrupt the management or operations of the Company’s business and adversely affect its revenues.

The Company’s business depends upon the continued efforts, abilities and expertise of its Chief Executive Officer, Christopher Ruddy, and other key employees and news personalities. The Company believes that the unique combination of skills and experience possessed by its executive officers would be difficult to replace and that the loss of its executive officers could have a material adverse effect on the Company, including the impairment of the Company’s ability to execute successfully its business strategy. Additionally, the Company employs or independently contracts with several news personalities with significant, loyal audiences. News personalities are sometimes significantly responsible for the ranking of programming on a television station or cable network and, therefore, a significant influence on the ability of the station or network to sell advertising. The Company’s broadcast television channel delivers programming with highly regarded on-air talent who are important to attracting and retaining audiences for the distributed news content. There can be no assurance that these news personalities will remain with us or retain their current appeal, or that the costs associated with retaining this and new talent will be favorable or acceptable to us. If the Company fails to retain or attract these personalities and talent or they lose their current audiences or advertising partners, the Company’s business, financial condition and results of operations could be adversely affected.

The Company could suffer losses due to asset impairment charges for up-front costs related to programming.

The Company performs an annual impairment assessment of its recorded up-front costs. The Company also continually evaluates whether current factors or indicators, such as the prevailing conditions in the capital markets, require the performance of an interim impairment assessment of those assets, as well as other investments and other long-lived assets. Any significant shortfall, now or in the future, in advertising revenue and/or the expected popularity of our programming could lead to a downward revision in the fair value of certain reporting units. A downward revision in the fair value of a reporting unit, programming rights, investments or long-lived assets could result in a non-cash impairment charge. Any such charge could be material to the Company’s reported net earnings.

Adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general could adversely affect the financial performance of those portions of the Subsidiaries’ nutraceuticals business, Medix Health.

Purchasing decisions made by consumers of our nutraceuticals may be affected by adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general. This negative public perception may include publicity regarding the risks, efficacy, legality or quality of particular ingredients or products in general or of other companies or our products or ingredients specifically. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve Medix Health. Medix Health is highly dependent upon consumers’ perception of the safety and quality of products that contain Medix Health’s ingredients as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Publicity related to dietary supplements may also result in increased regulatory scrutiny of our industry. Adverse publicity may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The nutraceuticals industry is highly competitive, and Medix Health’s failure to compete effectively could adversely affect its market share, financial condition, and future growth.

The industry of nutraceutical and wellness-related supplements and products we produce is highly competitive with respect to price, brand and product recognition and new product introductions. Several of Medix Health’s competitors are larger, more established and possess greater financial, personnel, distribution and other resources. Medix Health faces competition from large nationally known manufacturers, private label brands and many smaller manufacturers of dietary and nutrition supplements; and in the mass-market distribution channel from manufacturers, major private label manufacturers and others. Private label brands at mass-market chains represent substantial sources of income for these merchants and the mass-market merchants often support their own labels at the expense of other brands. As such, the growth of Medix Health’s current and planned products within the nutraceutical industry are highly competitive and uncertain. If Medix Health cannot compete effectively, Medix Health may not be profitable.

Any interruption to Medix Health’s distribution channels for its planned products or in its warehousing facilities could adversely affect its sales and results of operations.

Any interruption to Medix Health’s distribution channels for Medix Health’s products for any reason, such as disruption of distribution channels as a result of weather, terrorism or acts of war, fire, earthquake, or other national disaster, a work stoppage or other labor-related disruption, could adversely affect Medix Health’s sales and results of operations. Additionally, if there is any unexpected interruption to our warehousing facilities, for any reason, such as loss of certifications or licenses, as a result of weather, terrorism or acts of war, fire, earthquake, or other national disaster, a work stoppage or other labor-related disruption, electrical outages, or other events, it could result in significant reductions to our sales and margins and could have a material adverse effect on our business, financial condition or results of operations.

The purchase of many of Medix Health’s nutraceutical products are discretionary and may be negatively impacted by adverse trends in the general economy and make it more difficult for Medix Health to generate revenues.

Medix Health’s business is affected by general economic conditions since Medix Health’s current and planned products are discretionary and Medix Health depends, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on Medix Health’s current and planned products may be adversely affected by changes in general economic conditions. Medix Health’s operating results are impacted by the health of the North American economies. Medix Health’s business and financial performance may be adversely affected by current and future economic conditions, such as a reduction in the availability of credit, financial market volatility or recession. Additionally, we may experience difficulties in scaling our operations to react to economic pressures in the United States.

The Subsidiaries’ nutraceuticals business, Medix Health, is subject to inherent risks relating to product liability and personal injury claims, its quality control processes may fail to detect issues in the ingredients used in its products and the Company’s product liability insurance may be insufficient to cover possible claims against us which would adversely affect Medix Health’s operating results.

Medix Health sells nutraceuticals for human consumption or contact. These products involve risks such as contamination or spoilage, tampering, defects, and other adulteration. If the consumption or use of Medix Health’s products causes product damage, injury, illness, or death, we may be subject to liability, including class action lawsuits and other civil and governmental litigation. We are also subject to product liability claims involving products containing diacetyl and related chemicals. While Medix Health is covered by product liability insurance, the costs relating to any product liability claims could be substantial, and its insurance may not be sufficient to cover all losses related to any product liability claims. From time to time, we or Medix Health’s customers may withdraw or recall products in the event of contamination, product defects, or perceived quality problems. If Medix Health’s customers withdraw or recall products related to ingredients that we provide to them, as has occurred in the past, they may make claims against us.

Newsmax Inc.’s principal asset is its ownership interest in Newsmax Media and the revenue generated by such asset may not be sufficient to pay our expenses or dividends or make distributions or loans to enable us to pay dividends on the Shares or any of our other capital stock.

Newsmax Inc. has no direct operations and no significant assets other than its ownership of Newsmax Media. We depend on Newsmax Media for payments to generate the funds necessary to meet our financial obligations. If we are successful in completing this Offering and become a public reporting company, we will depend on Newsmax Media to pay our expenses as a publicly traded company and to pay any dividends with respect to our capital stock. The financial condition and operating requirements of Newsmax Media may limit our ability to obtain cash from Newsmax Media. The earnings from, or other available assets of, Newsmax Media might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on the Shares or satisfy our other financial obligations.

We invest our cash on hand in various financial instruments which are subject to risks that could adversely affect our business, results of operations, liquidity and financial condition.

We invest our cash in a variety of financial instruments, principally government bonds, corporate debt securities, certificates of deposit and other marketable securities. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have an adverse effect on our results of operations, liquidity and financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and any such assessments could adversely affect our business, financial condition, and results of operations.

Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable or that our presence in such jurisdictions is sufficient to require us to collect taxes, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under the Wayfair decision, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of the Wayfair decision) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business, financial condition, and results of operations.

Risks Related to Cybersecurity, Piracy, Privacy and Data Protection

The degradation, failure or misuse of the Subsidiaries’ network and information systems and other technology could cause a disruption of services or improper disclosure of personal data or other confidential information, resulting in increased costs, liabilities or loss of revenue.

Cloud services, content delivery and other networks, information systems and other technologies that the Subsidiaries or their vendors or other partners use, including technology systems used in connection with the production and distribution of our content (the “Systems”), are critical to the Subsidiaries’ business activities, and shutdowns or disruptions of, and cybersecurity attacks on, the Systems pose increasing risks. Disruptions to the Systems, such as computer hacking and phishing, theft, computer viruses, ransomware, worms or other destructive software, process breakdowns, denial of service attacks or other malicious activities, as well as power outages, natural or other disasters (including extreme weather), terrorist activities or human error, may affect the Systems and could result in disruption of our services, misappropriation, misuse, alteration, theft, loss, leakage, falsification, and accidental or premature release or improper disclosure of confidential or other information, including intellectual property and personal data (of third parties, employees and users of our streaming services and other digital properties) contained on the Systems. While the Subsidiaries continue to develop, implement and maintain security measures seeking to prevent unauthorized access to or misuse of the Systems, such efforts are costly, require ongoing monitoring and updating and may not be successful in preventing these events from occurring given that the techniques used to access, disable or degrade service or sabotage systems change frequently and become more sophisticated and targeted. In addition, the Subsidiaries’ recovery and business continuity plans may not be adequate to address any cybersecurity incidents that occur. The Subsidiaries’ high profile programming and their extensive news coverage of elections, sociopolitical events and public controversies subject the Subsidiaries to heightened cybersecurity risks. Although no cybersecurity incident has been material to the Subsidiaries’ businesses as of the date of this Offering Circular, we expect to continue to be subject to cybersecurity threats and there can be no assurance that we will not experience a material incident. Any cybersecurity incidents which result in the unauthorized access to or acquisition, use, or disclosure of personal information could result in a disruption of our operations, customer or advertiser dissatisfaction, damage to our reputation or brands, regulatory investigations, claims, lawsuits or loss of customers or revenue, and we may also be subject to liability under relevant contractual obligations and laws and regulations protecting personal data and may be required to expend significant resources to defend, remedy and/or address any incidents. The Subsidiaries may not have adequate insurance coverage to compensate them for any losses that may occur, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Technological developments may increase the threat of content piracy and signal theft and limit the Subsidiaries’ ability to protect their intellectual property rights.

Content piracy and signal theft present a threat to the Subsidiaries’ revenues from products and services, including television shows, cable and other programming. The Subsidiaries seek to limit the threat of content piracy as well as cable and direct broadcast satellite programming signal theft; however, policing unauthorized use of the Subsidiaries’ products and services and related intellectual property is often difficult, and the steps taken by the Subsidiaries may not in every case prevent infringement. Developments in technology, including digital copying, file compression technology, growing penetration of high-bandwidth Internet connections, increased availability and speed of mobile data networks, and new devices and applications that enable unauthorized access to content, increase the threat of content piracy by making it easier to access, duplicate, widely distribute and store high-quality pirated material. In addition, developments in software or devices that circumvent encryption technology and the falling prices of devices incorporating such technologies increase the threat of unauthorized use and distribution of direct broadcast satellite programming signals and the proliferation of user-generated content sites and live and stored video streaming sites, which deliver unauthorized copies of copyrighted content, including those emanating from other countries in various languages, may adversely impact the Subsidiaries’ businesses. The proliferation of unauthorized distribution and use of the Subsidiaries’ content could have an adverse effect on the Subsidiaries’ businesses and profitability because it reduces the revenue that the Subsidiaries could potentially receive from the legitimate sale and distribution of their products and services.

The Subsidiaries take a variety of actions to combat piracy and signal theft, both individually and, in some instances, together with industry associations, but the protection of the Company’s intellectual property rights depends on the scope and duration of the Subsidiaries’ rights as defined by applicable laws in the U.S. and abroad and how those laws are construed. If those laws are interpreted in ways that limit the extent or duration of the Subsidiaries’ rights or if existing laws are changed, the Subsidiaries’ ability to generate revenue from intellectual property may decrease or the cost of obtaining and enforcing our rights may increase. A change in the laws of one jurisdiction may also have an impact on the Subsidiaries’ overall ability to protect their intellectual property rights across other jurisdictions. The Subsidiaries’ efforts to enforce their rights and protect their products, services and intellectual property may not be successful in preventing content piracy or signal theft. Further, while piracy and the proliferation of piracy-enabling technology tools continue to escalate, if any laws intended to combat piracy and protect intellectual property are repealed, weakened or not adequately enforced, or if the applicable legal systems fail to evolve and adapt to new technologies that facilitate piracy, we may be unable to effectively protect our rights and the value of our intellectual property may be negatively impacted, and our costs of enforcing our rights could increase.

The Company is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly.

The Company is subject to U.S. federal and state laws, as well as laws from other countries, relating to the collection, use, disclosure, and security of personal information. For example, the California Consumer Privacy Act (the “CCPA”), as amended by the California Privacy Rights Act (the “CPRA”), imposes broad obligations on businesses’ collection, use, handling, and disclosure of personal information of California residents and imposes fines for noncompliance. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts.  In addition to California, other states have passed or introduced similar privacy legislation, including Virginia, Colorado, Connecticut, Florida, Iowa, Indiana, Kentucky, Tennessee, Montana, New Hampshire, New Jersey, Oregon, Delaware, Utah, and Texas. We cannot yet determine the impact that these future laws and regulations may have on our business. In addition, the FTC and state attorneys general and other regulators have made privacy and data security an enforcement focus.

The E.U. and other countries also have privacy and data security legislation, with significant penalties for violations, that apply to certain of the Company’s operations. The EU’s General Data Protection Regulation (the “GDPR”) prohibits the transfer of personal data to countries outside of the European Economic Area (the “EEA”) such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to other countries, including the United States, they are subject to legal challenges and uncertainty about compliance with EU data protection and security laws remains. Such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop, and market our products and services. For example, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data across national borders could result in further limitations on the ability to engage in cross-border data transfers, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support such transfers. The GDPR allows EU member states to make additional laws and regulations further limiting the processing of genetic, biometric, health data, or other personal data. Failure to comply with these laws, where applicable, can result in the imposition of significant regulatory fines and penalties of up to the greater of €20 million or 4% of annual global turnover (revenue).

Further, following the withdrawal of the UK from the EU and the expiry of the transition period, from January 1, 2021, we must comply with the GDPR as implemented in the UK, which together with the amended United Kingdom Data Protection Act 2018 (together, the “UK GDPR”), retains in large part the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g., the Company could be fined up to the greater of €20 million/17.5 million pounds or 4% of global turnover under each regime. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium- to longer-term following the UK government’s recent consultation on proposals for wide-ranging reform to the UK GDPR, and how data transfers to and from the UK will be regulated in the long term after expiry of the EU-UK adequacy decision in June 2025. These changes may lead to additional compliance costs and could increase the Company’s overall risk exposure.

Security breaches and other network and information systems disruptions could affect our ability to conduct our business effectively and damage our reputation.

The Company’s systems store and process confidential subscriber, employee and other sensitive personal and Company data, and therefore maintaining the Company’s network security is of critical importance. In addition, the Company relies on the technology and systems provided by third-party vendors (including cloud-based service providers) for a variety of operations.

The Company regularly faces attempts by malicious actors to breach its security and compromise its information technology systems. These attackers may use a blend of technology and social engineering techniques (including denial of service attacks, phishing attempts intended to induce our employees and users to disclose information or unwittingly provide access to systems or data, and other techniques) to disrupt service or exfiltrate data. Information security threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. The Company and the third parties with which it works with may be more vulnerable to the risk from activities of this nature as a result of operational changes such as significant increases in remote working. As of the date of this Offering Circular, no incidents have had, either individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

In addition, the Company’s systems, and those of the third parties with which it works with and on which it relies, may be vulnerable to interruption or damage that can result from the effects of natural disasters or climate change (such as increased storm severity and flooding); fires; power, systems or internet outages; acts of terrorism; pandemics (such as COVID-19); or other similar events.

The Company has implemented controls and taken other preventative measures designed to strengthen its systems against such incidents and attacks, including measures designed to reduce the impact of a security breach at the Company’s third-party vendors. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated, and may limit the functionality of or otherwise negatively impact our products, services and systems. Although the costs of the controls and other measures we have taken to date have not had a material effect on our financial condition, results of operations or liquidity, the costs and effort to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified in the future could be significant.

There can also be no assurance that the actions, measures and controls the Company has implemented will be effective against future attacks or be sufficient to prevent a future security breach or other disruption to its network or information systems, or those of its third-party providers, and our disaster recovery planning cannot account for all eventualities. Such an event could result in a disruption of our services, improper disclosure of personal data or confidential information, or theft or misuse of our intellectual property, all of which could harm its reputation, require us to expend resources to remedy such a security breach or defend against further attacks, divert management’s attention and resources or subject us to liability under laws that protect personal data, or otherwise adversely affect our business. While the Company maintains cyber risk insurance, the costs relating to any data breach could be substantial, and its insurance may not be sufficient to cover all losses related to any future breaches of its systems, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

The Company is subject to payment processing risk.

The Company accepts payments through third parties using a variety of different payment methods, including credit and debit cards and direct debit. The Company relies on third parties’ systems as well as its own internal systems to process payments. Acceptance and processing of these payment methods are subject to certain certifications, rules, regulations and industry standards. To the extent that there are disruptions in its or third-party payment processing systems, errors in charges made to subscribers, material changes in the payment ecosystem such as large re-issuances of payment cards by credit card issuers, and/or changes to rules, regulations or industry standards concerning payment processing, we could experience increased costs and/or be subject to fines and/or civil liability, which could harm our reputation and adversely impact the Company’s revenue, operating expenses and results of operations.

In addition, the Company has experienced, and from time to time may continue to experience, fraudulent use of payment methods for subscriptions to its digital products. If the Company is unable to adequately control and manage this practice, it could result in inaccurately inflated subscription figures used for internal planning purposes and public reporting, which could adversely affect our ability to manage our business and harm its reputation. If the Company is unable to maintain its fraud and chargeback rate at acceptable levels, its card approval rate may be impacted and card networks could impose fines and additional card authentication requirements, or terminate its ability to process payments which would impact its business and results of operations as well as result in negative consumer perceptions of the Company’s brand. The Company has taken measures to detect and reduce fraud but these measures may not be effective and may need to be continually improved as fraudulent schemes become more sophisticated. These measures may add friction to its subscription processes, which could adversely affect our ability to add new subscribers.

The termination of the Company’s ability to accept payments on any major payment method would significantly impair its ability to operate its business, including its ability to add and retain subscribers and collect subscription and advertising revenues, and would adversely affect the results of its operations.

Defects, delays or interruptions in the cloud-based hosting services we utilize could adversely affect the Company’s reputation and operating results.

The Company currently utilizes third-party subscription-based software services as well as public cloud infrastructure services to provide solutions for many of its computing and bandwidth needs. Any interruptions to these services generally could result in interruptions in service to its subscribers and advertisers and/or the Company’s critical business functions, notwithstanding any business continuity or disaster recovery plans or agreements that may currently be in place with some of these providers. This could result in unanticipated downtime and/or harm to our operations, reputation and operating results. A transition of these services to different cloud providers would be difficult to implement and cause us to incur significant time and expense. In addition, if hosting costs increase over time and/or if the Company requires more computing or storage capacity as a result of subscriber growth or otherwise, its costs could increase disproportionately.

Risks Related to Legal and Regulatory Matters

Changes in U.S. communications laws or other regulations, including restrictions on programming and content, may have an adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to a variety of regulations in the jurisdictions in which its businesses operate. In general, the television broadcasting and traditional MVPD industries in the U.S. are highly regulated by federal laws and regulations issued and administered by various federal agencies. Our program services and online properties are subject to a variety of laws and regulations, including those relating to issues such as content regulation, user privacy and data protection, and consumer protection.  Further, the United States Congress, the FCC and state legislatures currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes and measures relating to network neutrality, privacy and data security, which could, directly or indirectly, affect the operations and ownership of the Company’s media properties. Any restrictions on political or other advertising may adversely affect the Company’s advertising revenues. In addition, some policymakers maintain that traditional MVPDs should be required to offer a la carte programming to subscribers on a network by network basis or “family friendly” programming tiers. Unbundling packages of program services may increase both competition for carriage on distribution platforms and marketing expenses, which could adversely affect the business, financial condition and results of operations of the Company’s cable networks. The threat of regulatory action or increased scrutiny that deters certain advertisers from advertising or reaching their intended audiences could adversely affect advertising revenue. Similarly, new federal or state laws or regulations or changes in interpretations of federal or state law or in regulations imposed by the U.S. government could require changes in the operations or ownership of our business and have a material adverse effect on our business, financial condition or results of operations.

The Company could be subject to significant tax liabilities and our ability to use our net operating loss, or NOL, carryforwards and certain other tax attributes may be limited.

The Company is subject to taxation in U.S. federal, state and local jurisdictions. Changes in tax laws, regulations, practices or the interpretations thereof (including changes in legislation currently being considered) could affect the Company’s results of operations. Judgment is required in evaluating and estimating our provision and accruals for taxes. In addition, transactions occur during the ordinary course of business or otherwise for which the ultimate tax determination is uncertain.

Tax returns are routinely audited, tax-related litigation or settlements may occur, and certain jurisdictions may assess income tax liabilities against the Company. The final outcomes of tax audits, investigations, and any related litigation could result in materially different tax recognition from our historical tax provisions and accruals. These outcomes could conflict with private letter rulings, opinions of counsel or other interpretations provided to the Company. If these matters are adversely resolved, the Company may be required to recognize additional charges to its tax provisions and pay significant additional amounts with respect to current or prior periods or our taxes in the future could increase, which could have a material adverse effect on our financial condition or results of operations.

As of December 31, 2023, we had federal net operating loss (“NOL”) carryforwards of approximately $112 million, which may be utilized by us subject to certain limitations. If the NOLs are not utilized, the federal NOL carryforwards will expire in various amounts beginning in 2031. In 2006, the Company had a more than 50% ownership change and, therefore, is subject to Section 382 NOL limitation of the Internal Revenue Code of 1986, as amended (“IRC” or “Internal Revenue Code”). IRC Section 382 limits the Company’s utilization of its NOL to an annual amount after a more than 50% ownership change. It is anticipated that all NOLs subject to the IRC Section 382 limitations will be available to be utilized in future years.

An “ownership change” could limit our ability to utilize tax loss and credit carryforwards to of set future taxable income.

Our ability to use tax attributes to offset future taxable income may be significantly limited if we experience an “ownership change,” as discussed below. Under the Internal Revenue Code of 1986, as amended (“IRC” or “Internal Revenue Code”), and regulations promulgated by the U.S. Treasury Department, we may carry forward or otherwise utilize the tax attributes in certain circumstances to offset any current and future taxable income and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the tax attributes do not otherwise become limited, we believe that we will have available a significant amount of tax attributes in future years, and therefore the tax attributes could be a substantial asset to us. However, if we experience an “ownership change,” as defined in Section 382 of the IRC, our ability to use the tax attributes may be substantially limited, and the timing of the usage of the tax attributes could be substantially delayed, which could therefore significantly impair the value of that asset.

Newsmax Media and the other Subsidiaries may be, and in the past have been, subject to unfavorable litigation that could require it to pay significant amounts, lead to onerous operating procedures or have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Newsmax Media is subject, from time to time, to a number of lawsuits, including claims relating to competition, intellectual property rights, alleged libel or defamation, employment and labor matters, personal injury and property damage, free speech, customer privacy, regulatory requirements, and advertising, marketing and selling practices. Greater constraints on the use of arbitration to resolve certain of these disputes could adversely affect our business. The Company also spends substantial resources complying with various regulatory and government standards, including any related investigations and litigation. The Company may incur significant expenses defending any such suit or government charge and may be required to pay amounts or otherwise change our operations in ways that could adversely impact its businesses, results of operations or financial condition.

For example, on August 10, 2021, Dominion, an election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation in connection with Newsmax Media’s coverage of the 2020 Presidential election, seeking up to $1.6 billion in compensatory damages as well as punitive damages.

While Newsmax Media is vigorously defending the Dominion suit, an unfavorable outcome in the matter could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

In addition, on November 3, 2021, Smartmatic, another election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation, seeking compensatory, consequential and punitive damages to be determined at trial. Newsmax Media reached a settlement agreement with Smartmatic on September 26, 2024, pursuant to which all claims will be released by Smartmatic for consideration, including a cash amount of $40 million payable over time and the issuance of a five year cash exercise warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Management believes the settlement with Smartmatic will, subject to the payment of all consideration in a timely manner, eliminate future legal expenses the Company would have expected to bear related to this suit, which could have included costly appellate legal actions and other matters.

Additionally, in 2023, a counterparty to a commercial agreement with Newsmax asserted various legal contractual and non-contractual claims against Newsmax, including breach of contract claims. In March of 2023, Newsmax and the counterparty entered into a settlement agreement to resolve these claims prior to the commencement of any litigation against Newsmax. In addition, the parties also entered into an amendment to their commercial agreement. As of November 30, 2024, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of $34.6 million remaining to be paid over time.

The Company expects to finance the settlement payments through existing cash on hand, cash generated by the Company from current and future revenue, as well as proceeds from this offering and future equity offerings. While management believes the Company will be able to raise the capital necessary to finance the settlement payments, there is no assurance that future financing will be available in sufficient amounts, on a timely basis or on reasonable terms acceptable to us, if at all.

Failures to comply with or changes in U.S. or foreign laws or regulations may have an adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to a variety of laws and regulations, both in the U.S. and/or in the foreign jurisdictions in which the Company, the Company and/or its partners operate, including laws and regulations relating to intellectual property, content regulation, user privacy, data protection, anticorruption, repatriation of profits, tax regimes, quotas, tariffs or other trade barriers, currency exchange controls, operating license and permit requirements, restrictions on foreign ownership or investment, anticompetitive conduct, export and market access restrictions, and exceptions to and limitations on copyright and censorship, among others.

The television broadcasting and cable programming industries in the U.S. are highly regulated by U.S. federal laws and regulations issued and administered by various federal agencies.

The Company’s businesses could be adversely affected by new laws and regulations, changes in existing laws, changes in interpretations of existing laws by courts and regulators and the threat that additional laws or regulations may be forthcoming, as well as our ability to enforce our legal rights. The Company could be required to change or limit certain of business practices, which could impact its ability to generate revenues. The Company could also incur substantial costs to comply with new and existing laws and regulations, or substantial fines and penalties or other liabilities if the Company fails to comply with such laws and regulations.

Risks Related to Intellectual Property

The Company’s business may suffer if the Company cannot protect its intellectual property.

The Company’s business depends on its intellectual property, including its valuable brand, content, services and internally developed technology. The Company believes the protection and monetization of its proprietary trademarks and other intellectual property are critical to its continued success and its competitive position. Unauthorized parties have unlawfully misappropriated the Company’s brand, content, services, technology and other intellectual property or may attempt to do so, and the measures the Company has taken to protect and enforce its proprietary rights may not be sufficient to fully address or prevent all third-party infringement.

The Internet, combined with advancements in technology, has made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, enforcement of our intellectual property rights has become more challenging. As the Company’s business and the presence and impact of bad actors become more global in scope, the Company may not be able to protect its proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which the Company’s products and services are distributed or made available through the Internet.

If the Company is unable to protect and enforce its intellectual property rights, the Company may not succeed in realizing the full value of its assets, and its business, brand and profitability may suffer. In addition, if the Company is required to resort to litigation in the United States or elsewhere to enforce its intellectual property rights, such litigation may be costly and time consuming.

The Company has been, and may be in the future, subject to claims of intellectual property infringement that could adversely affect its business.

The Company periodically receives claims from third parties alleging violations of their intellectual property rights. To the extent the Company gains greater public recognition and scale worldwide, and publishes more content on its own platforms and third-party platforms (like social media), the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims against us can be time-consuming, expensive to litigate or settle and a diversion of management attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and the Company may not be successful in defending itself in such matters.

If successful, third-party intellectual property infringement claims may require the Company to enter into royalty or licensing agreements on unfavorable terms, use more costly alternative technology, alter how it presents its content to its users, alter certain of its operations and/or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable.

The Company’s business involves risks of liability claims for content of material, which could adversely affect its business, results of operations and financial condition.

As a distributor of media content, we may face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against producers and distributors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company’s business, financial condition, operating results, liquidity and prospects.

Risks Related to our Securities and the Offering

Investing in the Shares is a highly speculative investment and could result in the loss of your entire investment.

A purchase of the Shares offered in this Offering is significantly speculative and involves significant risks. The Shares offered in this Offering should not be purchased by any person who cannot afford the loss of his, her or its entire purchase price. The business objectives of Newsmax Inc. are also speculative, and Newsmax Inc. may be unable to satisfy its objectives. As such, each prospective investor in the Shares should read these risk factors and all of the transaction documents carefully and consult with their attorney, business advisor and/or investment advisor before investing in the Shares.

No active trading market for the Shares currently exists, and an active trading market may not develop.

Prior to this Offering, there has not been an active trading market for our Shares. If an active trading market for our Shares does not develop following this Offering, you may not be able to sell your Shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling the Shares and our ability to acquire other companies or technologies by using Shares as consideration may also be impaired. The initial public offering price of our Shares will be determined by negotiations between us and the Selling Agent and may not be indicative of the market prices of our Shares that will prevail in the trading market.

Future sales and issuances of our securities could result in dilution of the percentage ownership of our stockholders.

In order to expand its business, Newsmax Inc. may raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. In addition, debt financing, if available, could include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, or declaring dividends and may require us to grant security interests in our assets.

There is no guarantee you will have a positive return on your investment.

There can be no assurance that investors in this Offering will realize a return on investment or that investors will not lose their entire investment. For this reason, each investor should read this Offering Circular and all exhibits carefully and should consult with their own attorney and business/tax advisor prior to making any investment decision.

Newsmax Inc. does not intend to pay cash dividends on its capital stock in the foreseeable future.

Except for dividends paid to holders of shares of the Company’s preferred stock upon the conversion of such preferred stock upon the completion of this Offering, Newsmax Inc. has never declared or paid cash dividends on its capital stock. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our securities in the foreseeable future.

Newsmax Inc. may issue shares of preferred stock that would have a liquidation preference to its common stock.

Newsmax Inc.’s Articles of Incorporation currently authorize the issuance of additional shares of preferred stock. The board of directors may issue shares of preferred stock without stockholder approval, and such shares may be issued with such rights, preferences, and limitations as may be determined by the board of directors. The rights of the holders of common stock, including holders of our shares that are currently outstanding or will be issued in this Offering, will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock; However, authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of Newsmax Inc., could make it less likely that stockholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of the common stock.

Following the closing of this Offering, a majority of Newsmax Inc.’s voting stock will be owned by a small number of owners.

Prior to the Offering, Newsmax Inc.’s officers, directors, and stockholders who own 10% or more of, Newsmax Inc.’s securities collectively own directly or indirectly a majority of the voting stock of, Newsmax Inc. Following the Closing of this Offering, the Chief Executive Officer of, Newsmax Inc., Christopher Ruddy, will hold 58,000,000 shares of Class A Common Stock. Each share of Class A Common Stock gives the holder ten votes per share. Each share of Class B Common Stock is entitled to one vote per share. Accordingly, Mr. Ruddy will hold approximately 83.1% of the voting stock of the Company. As a result, Newsmax Inc.’s officers, directors, and stockholders who own 10% or more of Newsmax Inc.’s securities and collectively own directly or indirectly a majority of the voting stock of Newsmax Inc. prior to this Offering will continue to collectively own directly or indirectly a majority of the voting stock of Newsmax Inc. after this Offering. Subject to fiduciary duties owed to Newsmax Inc.’s other owners or investors under Florida law, in the case of Newsmax Inc.’s officers and directors, these stockholders will continue to be able to exercise significant influence over matters requiring owner approval such as mergers, consolidations and sales of all or substantially all of Newsmax Inc.’s assets, including the election of directors or managers and approval of significant company transactions, and will have significant control over Newsmax Inc.’s management and policies after this Offering. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The continued concentration of ownership of Newsmax Inc.’s voting securities after this Offering could delay or prevent a change in control of Newsmax Inc. or otherwise discourage a potential acquirer from attempting to obtain control of Newsmax Inc., which in turn could reduce the price potential investors are willing to pay for Newsmax Inc.

We cannot predict the effect our dual-class structure may have on the price of our securities.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights (aggregated across all of its equity securities, including those that are not listed or trading) in the hands of public stockholders. Pursuant to the FTSE Russell, this 5% minimum voting rights requirement only applies to companies assigned a Developed market nationality within the FTSE Equity Country Classification scheme, and, based upon the FTSE Equity Country Classification Interim Announcement published on March 30, 2023, the United States is assigned a Developed market nationality within the FTSE. In addition, in July 2017, the S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices; however, in October 2022, the S&P Dow Jones announced that it was conducting a consultation with market participants on the multiple share class eligibility methodology requirement via a survey that closed on December 15, 2022. Subsequently, the S&P Dow Jones Indices announced that, effective as of April 17, 2023, companies with multiple share class structures will be considered eligible for the S&P Composite 1500 and its component indices, including the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, if they meet all other eligibility criteria. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices. Additionally, MSCI announced that the securities of companies exhibiting unequal voting structures will be eligible for addition to the MSCI ACWI IMI and other relevant indexes effective March 1, 2019. Currently, MSCI offers the MSCI World Voting Rights-Adjusted Index. This index specifically includes voting rights in the weighting criteria and construction methodology and aims to better align constituent weights with economic rights and voting power, while continuing to represent the performance of a broad opportunity set. The dual-class structure of our Common Stock may make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in the Shares. In addition, it is unclear what effect, if any, such policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Common Stock, we may be excluded from certain indices and we cannot assure you that other stock indices (including NYSE) will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices may preclude investment by many of these funds and could make our Shares less attractive to other investors. As a result, the market price of the Shares may be adversely affected.

Newsmax Inc. expects to be a “controlled company” within the meaning of the rules of the NYSE and, as a result, expects to qualify for and intends to rely on exemptions from certain corporate governance requirements.

Upon completion of this Offering, Newsmax Inc. expects that its founder, together with his affiliates, will hold a majority of the voting power of Newsmax Inc.’s Common Stock. As a result, Newsmax Inc. expects to be a controlled company within the meaning of the rules of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of the board of directors consist of independent directors as defined under the rules of the exchange;

●	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

As a result, holders of Newsmax Inc.’s Common Stock may not have the same protections afforded to stockholders of companies that are subject to all of the rules of the NYSE.

NYSE may delist our Shares from trading on its exchange, which could limit investors’ ability to make transactions in our Shares and subject us to additional trading restrictions.

We intend to apply to have the Shares listed on NYSE on or promptly after the date of this Offering Circular. Although after giving effect to this Offering we expect to meet the minimum initial listing standards set forth in the NYSE listing standards, we cannot assure you that the Shares will be, or will continue to be, listed on NYSE in the future. In order to continue listing the Shares on NYSE, we must maintain certain financial, distribution and stock price levels and must maintain a minimum number of holders of Shares.

If NYSE delists the Shares and we are not able to list the Shares on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

●	the liquidity of the Shares;

●	the market of the Shares;

●	our ability to obtain financing for the continuation of our operations;

●	the number of investors that will consider investing in the Shares;

●	the number of market makers in the Shares;

●	the availability of information concerning the trading prices and volume of the Shares; and

●	the number of broker-dealers willing to execute trades in the Shares.

The market price of our Class B Common Stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Class B Common Stock in this offering.

The market price of the Shares is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

●	regulatory or legal developments in the United States;

●	inability to obtain additional funding;

●	failure to meet or exceed financial projections we provide to the public;

●	failure to meet or exceed the estimates and projections of the investment community;

●	changes in the market valuations of companies similar to ours;

●	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

●	additions or departures of key personnel;

●	sales of the Shares by us or our stockholders in the future;

●	trading volume of the Shares;

●	general economic, industry and market conditions;

●	natural or manmade disasters which could significantly disrupt our operations; and

●	the other factors described in this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares will trade. In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If there is extreme market volatility and trading patterns in our Shares, it may create several risks for investors, including the following:

●	the market price of our Shares may experience rapid and substantial increases or decreases unrelated to our actual or expected operating performance, financial condition or prospects, which may make it more difficult for prospective investors to assess the rapidly changing value of the Shares;

●	if our future market capitalization reflects trading dynamics related to our actual or expected operating performance, financial performance, or Offering Circular, purchasers of the Shares could incur substantial losses as prices decline once the level of market volatility has abated; and

●	if the future market price of the Shares declines, investors may be unable to resell their Shares at or above the price at which they acquired them. We cannot assure you that the market of the Shares will not fluctuate or decline significantly in the future, in which case you could incur substantial losses.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of the Shares, regardless of our actual operating performance. In addition, the Shares may be more thinly traded than securities of larger, more established media companies and, as a result of this lack of liquidity, sales of relatively small quantities of shares of the Shares by our stockholders may disproportionately influence the price of the Shares. The market price of the Shares may decline below the initial public offering price, and you may lose some or all of your investment.

Newsmax Inc. will have broad discretion in the use of proceeds from this Offering and may not use them effectively.

Newsmax Inc.’s management will have broad discretion in the application of the net proceeds from this Offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine Newsmax Inc.’s use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. Newsmax Inc. may not apply its cash from this Offering in ways that ultimately increases the value of any investment in Newsmax Inc.’s securities or enhances stockholder value. Newsmax Inc. may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. The failure by Newsmax Inc.’s management to apply the net proceeds from this Offering effectively could harm the Company’s business. Pending their use, Newsmax Inc. may invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing instruments and government securities. These investments may not yield a favorable return to Newsmax Inc.’s stockholders. If Newsmax Inc. does not invest or apply its cash in ways that enhance stockholder value, Newsmax Inc. may fail to achieve expected financial results, which may, among other things, negatively impact its ability to raise capital (including through an initial public offering of its securities), invest in or expand its business, acquire products and services, or continue its operations.

We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our capital stock.

We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our capital stock. As such, at any time we intend to issue additional shares of our stock that would dilute such holders, they would first have the right to acquire additional shares to maintain their pro rata ownership in Newsmax Inc. As a result, upon future issuances of securities by Newsmax Inc., investors in this Offering may experience more substantial dilution than other stockholders.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Shares in this Offering, you will pay more for your Shares than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your Shares. We expect the dilution as a result of the offering to be $        . Share to new investors purchasing our Shares in this Offering. In addition, you will experience further dilution to the extent that we issue Shares upon the exercise of any warrants, including the Agent Warrant issued in this Offering, or exercise of stock options under any stock incentive plans. See “Dilution” for a more complete description of how the value of your investment in our Shares will be diluted upon completion of this Offering.

We intend to register additional shares of our Class B Common Stock, which may result in diminution to the value of the Shares offered hereby.

Promptly upon closing of this Offering, we intend to file a registration statement on Form S-1 with the SEC to register for resale additional shares of our Class B Common Stock that are issued upon conversion of our outstanding shares of Series B Preferred Stock. Each share of Series B Preferred Stock automatically converts into shares of Class B Common Stock upon the closing of an initial public offering, which this Offering qualifies as. The market price of shares of our Class B Common Stock could decline as a result of substantial sales of our Class B Common Stock, particularly sales by directors, executive officers and significant stockholders. Further, the registration of the sale of shares of our Class B Common Stock may create a circumstance commonly referred to as an “overhang” whereby a large number of shares of our Class B Common Stock become available for sale or the perception in the market that holders of a large number of shares of our Class B Common Stock intend to sell their shares. The existence of an overhang and the anticipation of such sales, whether or not sales have occurred or are occurring, could cause the market price of our Class B Common stock to fall. It could make more difficult our ability to raise additional financing through the sale or equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Future sales of our Class B Common Stock may cause the market price of our Class B Common Stock to drop significantly, even if our business is doing well.

Except as described below, our officers, directors and certain of our stockholders have agreed, or will agree, with Digital Offering, subject to certain exceptions, that, without the prior written consent of Digital Offering, they will not, directly or indirectly, during the period from six months following the closing of this Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, whether now owned or hereafter acquired by them or with respect to which they have or hereafter acquire the power of disposition; or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of the Common Stock or other securities, in cash or otherwise. At any time after the expiration of the lock-up period, the holders of such shares of our Class B Common stock will be able to sell some or all of such shares pursuant to the registration statement on Form S-1 that we intend to file promptly upon the closing of this Offering. Sales of a substantial number of shares of our Class B Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class B Common Stock and may make it more difficult for investors to sell their shares of Class B Common Stock at a time and price that investors deem appropriate.

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws will have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and Florida law could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. Our Amended and Restated Articles of Incorporation authorizes our board of directors to create and issue rights entitling our shareholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for shareholder approval may delay or deter a change in control of us.

Provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and Florida law could also have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and Florida law, as applicable, among other things:

●	require advance notice for shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders of not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders;

●	permit only the Chairperson of the board of directors or the Chief Executive Officer of the Company, or the Secretary of the Company upon the written request of the holders of record of not less than a majority of the voting power of all the then-outstanding shares of capital stock of the Company, to call a special meeting of the stockholders; and

●	provide that stockholders may amend any provisions of the Amended and Restated Bylaws by obtaining the affirmative vote of the holders of not less than a majority of the voting power of all the then-outstanding shares of capital stock of the Company.

Our Amended and Restated Articles of Incorporation will designate the courts located in Palm Beach County as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputed with us or our directors, officers, employees or agents.

Our Amended and Restated Articles of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the courts located in Palm Beach County, Florida will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any shareholder to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or its directors, officers or employees arising pursuant to any provision of the Florida Business Corporation Act (“FBCA”) or the Amended and Restated Articles of Incorporation or the amended and restated bylaws of the Company (the “Amended and Restated Bylaws”) or (iv) any action asserting a claim against the Company or its directors, officers or employees governed by the internal affairs doctrine. Notwithstanding the foregoing sentence, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Amended and Restated Articles of Incorporation described in the preceding sentences. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Amended and Restated Articles of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of Newsmax Inc. The shares may experience rapid and substantial price volatility, and price decline, which may make it difficult for prospective investors to assess what we believe to be the value of the Shares.

In addition to the general volatility risks discussed in this Offering Circular, the Shares may be subject to rapid and substantial price volatility and/or a decline in market price. We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Shares. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively small public floats. As we anticipate having a relatively small public float, the Shares may experience greater stock price volatility, extreme price run-ups, rapid declines in the price, lower trading volume, large spreads in bid and asked prices, and less liquidity than large-capitalization companies. The aspects of the trading in the Shares may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the value of the Shares. Because of the low public float and the absence of any significant trading volume, the reported prices may not reflect the price at which an investor would be able to sell Shares if it wants to sell any Shares or buy Shares if it wishes to buy Shares.

If the trading volumes of the Shares is low, persons buying or selling in relatively small quantities may easily influence the price of the Shares. A low volume of trades could also cause the price of the Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Shares. The volatility also could adversely affect the ability of Newsmax Inc. to issue additional shares of Common Stock or any other securities and the ability to obtain stock market based financing in the future.

This Offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if the $75,000,000 maximum is not sold.

If you invest in our Class B Common Stock and less than all of the offered shares of our Class B Common Stock are sold, the risk of losing your entire investment will be increased. We are offering our Class B Common Stock on a “best efforts” basis and we can give no assurance that all of the offered Class B Common Stock will be sold. If less than $75,000,000 of Shares are sold, we may be unable to fund all the intended uses described in this Offering Circular from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by Offering net proceeds.  No assurance can be given to you that any funds will be invested in this Offering other than your own.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for the Shares is fixed and will not vary based on the underlying value of our assets at any time.  Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party.  The fixed offering price for the Shares has not been based on appraisals of any assets we own or may own, or of our Company as a whole, nor do we intend to obtain such appraisals.  Therefore, the fixed offering price established for the Shares may not be supported by the current value of our Company or our assets at any particular time.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Delay in transfer of Shares from the transfer agent to your broker; Shares will not be able to be traded until received and cleared by your broker

If you purchased your Shares online, your Shares will be held at the transfer agent in book entry. After the Class B Common Stock is listed on the NYSE, you will be able to deposit any shares you purchased with a broker. Until you deposit your Shares in a brokerage account, the transfer agent will maintain the record of your ownership. Once you deposit your Shares with a broker, the broker will maintain that record. The transfer request must originate from your broker. The timing of the transfer varies from broker to broker and the Shares may take several days to transfer. During such time the trading shares may experience rapid and substantial price volatility, and price decline and you will not be able to trade until your broker receives and clears your shares for trading.

General Risk Factors

The absence of security analytical reports or the existence of negative security analytical reports may have an adverse effect on the public market price and volume of Shares.

Any trading market for the Shares may be influenced by whether or not any analytical research reports are published about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of the Shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of the Shares could be negatively affected.

If we are successful in listing our securities on NYSE, we will incur increased costs as a result of being a public reporting company, and our board of directors will be required to devote substantial time to oversight of new compliance requirements and corporate governance practices.

If we are able to successfully list our securities on NYSE, we would become a public reporting company. As a public company listed in the United States, we would incur significant legal, accounting and other expenses that we do not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure controls and procedures and corporate governance practices. Our board of directors, management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

These rules and regulations may be subject to varying interpretations due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements that we will be required to file with the SEC. We cannot predict if investors will find the Shares less attractive because we may rely on these exemptions. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares, and our share price may be lower or more volatile.

Upon becoming a public company, we may qualify as a smaller reporting company within the meaning of the Exchange Act and an emerging growth company, and may take advantage of certain exemptions from disclosure requirements available to smaller reporting companies and emerging growth companies, as applicable. If we take advantage of such exemptions, our securities may be less attractive to investors and may make it more difficult to compare our performance with other public companies.

If we qualify as a smaller reporting company, among other things, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, may avail ourself to scaled executive compensation disclosures and could provide two years of audited financial statements, instead of three years in our filings with the SEC. Furthermore, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the 1933 Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find the Shares less attractive because we may rely on these exemptions. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company and/or a smaller reporting company.

We currently have limited accounting personnel and IT personnel focused on cybersecurity with the background in public company accounting, reporting and compliance. We will have to add personnel and devote personnel and financial resources to meet our reporting and disclosure obligations as a publicly listed company.

We have been a private company with limited operating scale. As of the date of this Offering Circular, we do not have the appropriate accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting and IT personnel to ensure compliance with cybersecurity disclosure requirements imposed by the SEC. If we are successful in completing this Offering and become a public reporting company, we may need to hire additional personnel and put in place protocols necessary to implement appropriate accounting policies, processes and controls, and privacy and cybersecurity policies, to address the anticipated change in the scale of our operations. However, we cannot assure you that the measures we have taken to date, and actions we plan to take in the future, will be sufficient to prevent or avoid potential future material weaknesses in our controls.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows.

The Sarbanes-Oxley Act requires, among other things, that public reporting companies maintain effective internal controls for financial reporting and disclosure controls and procedures. As such, public reporting companies are required to furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This assessment will include disclosure of any material weaknesses identified by management in a company’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from an issuer’s independent registered public accounting firm on the effectiveness of its internal control over financial reporting. However, for as long as Newsmax Inc. remains an emerging growth company under the JOBS Act, it may take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

In connection with the preparation of our financial statements, we have identified material weaknesses in our internal control over financial reporting. The material weaknesses are as follows:

●	Lack of adequate policies and procedures to support the operation of the Company’s business processes and internal control framework, including monitoring activities. In addition, the Company has not documented risk assessment procedures to set suitable objectives, identify relevant business risks, assess fraud risk, and develop associated responses to those risks. This includes designing appropriate business process controls in each of the following business cycles: revenue (including evaluation of new and modified contracts for proper accounting), period-end reporting, procure to pay, asset management, treasury, impairment assessment, and income tax, as well as the analysis of significant and unusual transactions.

●	Evidence is not maintained to support the review and approval of the complete population of journal entries including maintaining appropriate segregation of duties.

●	Evidence is not maintained to support that certain controls were appropriately designed and implemented to ensure timely reporting of complete and accurate financial information. Specifically, the Company lacked evidence over review of subledgers and account reconciliations to ensure timely detection of material misstatements in financial statement balances and the related footnote disclosures in each of the following business cycles: revenue, period-end reporting, procure to pay, asset management, and treasury.

●	Management did not fully design, implement and monitor general information technology controls in the areas related to privileged access, provisioning, terminations, user access review, vulnerability assessment and backup recovery controls and segregation of duties for systems supporting substantially all of the Company’s internal control processes. These ineffective information technology controls contributed to (i) improper segregation of duties among certain business process controls and (ii) ineffective data validation of spreadsheets and system-generated reports.

We are committed to remediating the material weaknesses described above and continuing remediation efforts during 2024. We intend to initiate and implement several remediation measures including, but not limited to, hiring additional accounting staff with the requisite background and knowledge, engaging third parties to assist in complying with the accounting and financial reporting requirements related to significant and complex transactions as well as adding personnel to assist Newsmax Inc. with formalizing its business process, accounting policies and internal control documentation, strengthening supervisory reviews by our management team, and evaluating the effectiveness of our internal controls. While our efforts are ongoing, we plan to take additional steps to remediate the material weaknesses, improve our financial reporting systems, and implement new policies, procedures, and controls. However, we cannot be certain that our efforts will successfully remediate our material weaknesses.

Subsequent to filing the initial Form 1-A, an error was identified to the Company’s financial statements as of and for the years ended December 31, 2023 and 2022. The error was in the calculation of earnings (loss) per share, where inception-to-date cumulative dividends on preferred stock were incorrectly applied to the numerator instead of current period cumulative dividends on preferred stock for the years in question. This miscalculation overstated the loss per share and required a restatement to the Company’s consolidated financial statements. The error resulted from a material weakness in internal controls over financial reporting. As a result, we face additional risks and uncertainties, including potential litigation and a potential loss of investor confidence. The Company is committed to implementing enhanced controls to address this deficiency and prevent similar issues in the future.

Newsmax Inc.’s future compliance with Section 404 of the Sarbanes-Oxley Act may require that it incur substantial accounting expense and expend significant management efforts. Newsmax Inc. may not be able to complete it evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if Newsmax Inc. identifies one or more material weaknesses in its internal control over financial reporting, it may be unable to assert that its internal control over financial reporting is effective. Any failure to maintain internal control over financial reporting could severely inhibit Newsmax Inc.’s ability to accurately report our financial condition, results of operations or cash flows. If Newsmax Inc. is unable to conclude that its internal control over financial reporting is effective after it becomes a public reporting company, it could lose investor confidence in the accuracy and completeness of its financial reports, the value of the Shares could decline, and it could be subject to sanctions or investigations by regulatory authorities. Failure to remediate any material weakness in Newsmax Inc.’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Newsmax Inc.’s future access to the capital markets.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

●	current or future financial performance;

●	management’s plans and objectives for future operations;

●	uncertainties associated with product research and development;

●	uncertainties associated with dependence upon the actions of government regulatory agencies;

●	product plans and performance;

●	management’s assessment of market factors; and

●	statements regarding our strategy and plans.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

USE OF PROCEEDS

Assuming a maximum raise of $75,000,000, we estimate that the net proceeds from the sale of the Shares in this Offering will be approximately $68,375,000, after deducting underwriting commissions and estimated Offering expenses. The following table sets forth a breakdown of our estimated use of our gross proceeds as we currently expect to use them, assuming the sale of, respectively, 25%, 50%, 75% and 100% of the Shares.

	Assumed Percentage of Shares Sold
	25%	50%	75%	100%
Gross proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Selling agent commissions	$1,312,500	$2,625,000	$3,937,500	$5,250,000
Other offering expenses	$1,375,000	$1,375,000	$1,375,000	$1,375,000
Net proceeds	$16,062,500	$33,500,000	$50,937,500	$68,375,000

Talent and programming	$6,246,528	$13,027,778	$19,809,028	$26,590,278
Marketing	$2,677,083	$5,583,333	$8,489,583	$11,395,833
Distribution and digital expansion	$2,677,083	$5,583,333	$8,489,583	$11,395,833
Working capital and capital expenditures	$4,461,806	$9,305,556	$14,149,306	$18,993,056
Total use of net proceeds	$16,062,500	$33,500,000	$50,937,500	$68,375,000

We believe that the expected net proceeds from this Offering and our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next 12 months, although we cannot assure you that this will occur.

We intend to use the net proceeds from this Offering for our own general and corporate expenses. We may, in our sole discretion, make capital contributions to Newsmax Media from time to time to fund working capital needs and business initiatives. Such working capital needs may include costs related to talent and programming, marketing, distribution and digital expansion, as well as the payment of amounts under the settlement agreement entered into between Newsmax and a commercial counterparty in March 2023. In the ordinary course of business, Newsmax Media expects to evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and could use a portion of the net proceeds from this Offering for such activities; however, Newsmax Media currently does not have any agreements, arrangements, or commitments with respect to any potential acquisition, investment or license.

Notwithstanding the foregoing, we and the Selling Agent are offering the Shares on a “best efforts” basis and are not required to sell any specific number or dollar amount of Shares in this Offering. As such, we and the Selling Agent may sell less than the maximum number of Shares offered hereby, and Newsmax Inc. may receive net proceeds of less than $68,375,000. In the event that Newsmax Inc. receives less than $68,375,000  in net proceeds, it will reduce its contributions to Newsmax Media, which in turn will reduce its expenditures in the above-referenced areas, which may cause Newsmax Media’s business to grow more slowly, or not at all.

The expected use of the net proceeds from this Offering represents our intentions based upon our current plans, financial condition and business conditions. Predicting the cost to be used in Newsmax Inc. and the Subsidiaries’ businesses can be difficult and the amounts and timing of their actual expenditures may vary significantly depending on numerous factors including the status of our development efforts, sales and marketing activities and the amount of cash generated or used by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes. As a result, Newsmax Inc.’s management will retain broad discretion over the allocation of the net proceeds from this Offering.

Pending Newsmax Inc.’s use of the net proceeds from this Offering, Newsmax Inc. intends to invest the net proceeds in short-term, investment-grade, interest-bearing instruments, and government securities.

DETERMINATION OF OFFERING PRICE

Prior to the Offering, there has been no public market for the Shares. The initial public offering price has been determined by negotiation between us and Digital Offering. The principal factors considered in determining the initial public offering price include:

●	the information set forth in this Offering Circular and otherwise available to Digital Offering;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	an assessment of our management;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	other factors deemed relevant by Digital Offering and us.

We intend to price the Offering prior to its qualification pursuant to Rule 253(b).

DIVIDEND POLICY

To date, we have not paid any dividends on our Existing Common Stock and do not anticipate paying any dividends on our Common Stock in the foreseeable future. The declaration and payment of dividends on the Common stock is at the discretion of our board of directors and will depend on, among other things, our operating results, financial condition, capital requirements, contractual restrictions or such other factors as our board of directors may deem relevant. We currently expect to use all available funds to finance the future development and expansion of our business and do not anticipate paying dividends on our Common Stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2024 on:

●	an actual basis; and

●	as adjusted to give effect to the issuance of 38,262 shares of Series B Preferred Stock pursuant to the Private Placement at a purchase price of $5,000 per share, as of January 31, 2025, after deducting underwriting commissions and other expenses in connection with the Private Placement; and

●	as further adjusted to give effect to (i) the sale of 15,000,000 shares of our Class B Common Stock in this Offering, assuming the Offering is completed on March 31, 2025, representing the maximum offering amount, or $75,000,000, at a public offering price of $5.00 per share, and our receipt of the estimated $68,375,000 in net proceeds from this Offering, after deducting underwriting commissions and other expenses in connection with this Offering; (ii) the Recapitalization and (iii) the Forward Stock Split.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this Offering Circular.

	At June 30, 2024
	Actual	As Adjusted for Private Placement	As Further Adjusted for Maximum Offering

Cash and cash equivalents	$6,651,963	$173,870,359	$242,611,742

Convertible and Redeemable Preferred Stock	$127,290,509	$127,290,509	$-

Stockholders’ equity (deficit):
Existing Class A Common Stock	$10	$10	$5.8
Existing Class B Common Stock	$-	$-	$12
Preferred Stock	$5,667,362	$109,251,843	$-
Treasury Stock	$(14,622,222)	$(14,622,222)	$(14,622,222)
Additional paid-in capital	$18,056,702	$18,056,702	$389,434,059
Accumulated deficit	$(209,822,342)	$(209,822,342)	$(209,822,342)
Total stockholders’ equity (deficit)	$(200,720,490)	(97,136,009)	164,989,512

Total capitalization	$(73,429,981)	$30,154,500	$164,989,512

DILUTION

If you invest in our Class B Common Stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class B Common Stock and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after this Offering.

In order to more meaningfully present the dilutive impact to the investors in this Offering, we have calculated the pro forma net tangible book value and pro forma net tangible book value per share giving effect to the Private Placement, the Recapitalization and the Forward Stock Split. As of June 30, 2024, our pro forma net tangible book value was $69,567,528, and our pro forma net tangible book value per share was $0.48. Net tangible book value per share represents our total tangible assets, which are total assets less our right of use assets and other noncurrent assets, less our total liabilities, divided by the number of outstanding shares of our Common Stock.

Dilution represents the difference between the amount per share paid by investors in this Offering and the pro forma net tangible book value per share of Common Stock after the Offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of June 30, 2024, assuming the issuance of 38,262 shares of Series B Preferred Stock pursuant to the Private Placement, at a purchase price of $5,000 per share, as adjusted to give effect to the sale of shares of our Class B Common Stock in this Offering, representing the maximum offering amount, or $75,000,000, at a public offering price of $5.00 per share, and our receipt of the estimated $68,375,000 in net proceeds from this Offering, after deducting underwriting commissions.

Offering price per share	$5.00

Pro forma tangible book value per share at June 30, 2024	$0.48
Increase in net tangible book value per share attributable to this Offering	$0.38
Pro forma net tangible book value per share after this Offering	$0.86
Dilution in net tangible book value per share to new investors	$4.14

BUSINESS

Corporate History

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media. Newsmax Media and the other Subsidiaries operate the businesses described in this Offering Circular.

Newsmax Media was incorporated as Sequoia Digital Corporation in the State of Nevada in 1998. In 1999, Newsmax Media changed its name from Sequoia Digital Corporation to Newsmax.com, Inc. In 2001, Newsmax Media changed its name from Newsmax.com, Inc. to Newsmax Media, Inc. In 2006, Newsmax Media became a wholly-owned subsidiary of NMX Holdings, LLC. In 2014, Newsmax Media changed its state of domicile from Nevada to Delaware and consummated a corporate reorganization in which the members of NMX Holdings, LLC exchanged their membership interests in NMX Holdings, LLC for capital stock of Newsmax Media.

In 2024, Newsmax Media consummated a corporate reorganization. Newsmax Inc. was formed as a new holding company that owns all of the outstanding shares of the operating company, Newsmax Media. The stockholders of Newsmax Media exchanged their shares of capital stock in Newsmax Media for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media. Newsmax Media’s ownership of its subsidiaries was not affected or changed as a result of this reorganization.

Private Placement

In June 2024, the Company launched an offering of its Series B Preferred Stock in a Private Placement. The initial offering is for up to 30,000 shares of Series B Preferred Stock at $5,000 per share for a base offering amount of $150,000,000, with the option to expand up to 45,000 shares of Series B Preferred Stock for an offering amount of $225,000,000. As of January 31, 2025, the Company has sold 38,262 shares of its Series B Preferred Stock in the Private Placement, resulting in net proceeds to the Company of $175,331,715.

Overview of the Business

Newsmax Media is a television broadcaster and multi-platform content publisher that produces original news and editorial content for consumers through various media outlets, including through its TV news channels, digital and print publications, its popular website Newsmax.com and affiliated sites, its syndicated radio show and podcasts and other platforms in order to sell advertising to third-party marketers as well as offering paid subscriptions to more than a dozen digital and print products sold by Newsmax Media. Newsmax Media content is carried by all major linear cable and satellite pay TV platforms, MVPDs for the Newsmax channel, and most OTT streaming platforms for its free, ad-supported television (“FAST”) channel Newsmax2, making Newsmax Media content available to over 100 million homes in the U.S. In addition, international companies have licensed Newsmax Media’s channels and brands for regional, national and local television and digital media purposes. Certain licensing agreements currently in place have allowed Newsmax Media’s partners to provide cable television and digital news under the Newsmax Media brand to viewers in several European countries, including Republic of Serbia, Republic of Croatia, Bosnia and Herzegovina, Montenegro, North Macedonia, Slovenia and Albania.

Newsmax Media operates several business lines through its subsidiaries and divisions, creating a synergistic effect on audience growth, revenues and customer acquisition. These business lines are grouped into 2 separate reportable segments which consist of Broadcasting and Digital:

●	Broadcasting - The broadcast segment of the Company’s business produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors (“MVPDs”) including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States, generating revenues through (1) placement of advertisements on our broadcast content, (2) subscriptions to our broadcast content, and (3) affiliate fees from the MVPDs. The components of Broadcasting are as follows:

●	Newsmax Broadcasting LLC provides programming through two channels, Newsmax, its linear cable channel available on pay TV services, and Newsmax2, its free streaming channel, with both offering 24/7 television news and informational programming channel which is distributed through both cable and digital streaming platforms.

●	Newsmax Radio LLC provides programming through a syndicated radio show as well as widely-available podcasts. These podcasts include “The Newsmax Daily with Tony Marino,” a talk show with radio personality Gerry Callahan and “Greg Kelly Reports” with its TV host Greg Kelly.

●	Digital - The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics. The components of Digital are as follows:

●	Humanix Publishing LLC is a print and e-book publishing house that publishes books in the areas of politics, health, personal finance, history, religion and current affairs. Under Newsmax ownership, Humanix Publishing has published approximately 100 titles, including a New York Times bestseller. The Subsidiaries use published books as free premiums when offering subscriptions to their publications, including Newsmax Magazine and their health and financial newsletters.

●	Medix Health, LLC offers and sells 22 nutraceutical products. Medix Health’s products are aimed at Newsmax Media’s core demographic of consumers and cross-sold through Newsmax Media’s health newsletters. These supplements have been certified as compliant with current good manufacturing practices by The Natural Products Association and are typically formulated by medical doctors who also write and edit Newsmax Media’s health newsletters. Newsmax Media retains all intellectual property rights to the supplement formulations created for Medix Health. The natural supplements seek to help customers alleviate pain, reduce blood glucose, prevent heart disease, improve energy and mental acuity, and, in general, improve overall wellness. All Medix Health supplements are manufactured at third-party manufacturing facilities that are FDA registered and meet current Good Manufacturing Practices standards. All Medix Health supplements are offered online and usually come with a recurring subscription program.

●	Newsmax Digital Advertising handles advertising and marketing offers and sales to third party companies and agencies associated with our digital segment. Newsmax Digital Advertising sells placements for display and native website ads, email sponsorships in Newsmax News Alerts, sponsorships for SMS/text and push notification, print ads for our magazine, inserts for our newsletters and podcast offerings.

●	Newsmax Publications publishes and manages Newsmax Media’s paid subscription business. This subsidiary currently publishes Newsmax Magazine, five health newsletters including Health Radar, Dr. Crandall’s Heart & Health; The Blaylock Wellness Report; financial newsletters including The Dividend Machine, High Income Factor and Financial Intelligence Report, and Newsmax Platinum, our online publication. This subsidiary has over 300,000 subscribers to its paid publications.

●	ROI Media Strategies LLC provides media buying and strategy services to third party companies and agencies, helping small companies to market their offerings across all channels of marketing, including email, broadcast, podcasts, digital, and print.

●	Crown Atlantic Insurance LLC is an insurance agency licensed in 50 states of the U.S. and the District of Columbia with an emphasis on life insurance and retirement solutions. The Subsidiaries expect to use the firm for the purposes of marketing annuities, life insurance and other insurance offerings across their platforms.

Newsmax Media’s Operating Segments

Newsmax Media’s business operations are conducted through two main operating segments, Broadcasting and Digital. In 2023 Broadcasting represented 68.6% of total revenues and Digital represented 31.4% of total revenues. Between the two main operating segments, total revenue for Newsmax Media has grown from $41.8 million in 2019 to $135.3 million in 2023.

Broadcasting

The broadcasting segment of Newsmax Media’s business produces and licenses news, business news and lifestyle content for distribution through both MVPDs and free OTT streaming platforms. Newsmax Media creates, broadcasts and distributes content using a hybrid distribution strategy that also utilizes linear cable for pay TV services. Newsmax Media’s linear channel, Newsmax, is offered to cable television systems, direct broadcast satellite operators, telecommunication companies and internet television providers, primarily in the United States.

Newsmax Media also offers Newsmax2, a 24/7 FAST channel offering news and opinion shows across platforms, including Samsung, Vizio, LG, Xumo, Roku, Pluto, and others. Newsmax Media generates revenues from license fees paid by MVPDs for its linear Newsmax channel on a per subscriber basis and also derives revenues from advertising sales made for both its linear channel and for its FAST channel. According to Kagan, Fox News, CNN, CNBC, Fox Business and MSNBC have average monthly affiliate fees per subscriber equal to $2.52, $1.30, $0.64, $0.39 and $0.38, respectively. Given that Newsmax Media has audience numbers equal to or better than such competitors, Newsmax Media sees the potential for significant revenue growth in this area.

Newsmax Media strives to produce high-quality television programming for distribution to build viewership and audience loyalty, increase television revenue through license fees and advertising revenue to sustain long-term growth within targeted demographic groups, predominantly viewers (and readers) who are 45 years of age or older, which is the largest demographic group in the nation, holding more than 70% of the nation’s disposable income. Newsmax Media’s strategy is to maximize the distribution, ratings and profit potential of its television programming. Newsmax Media seeks to extend its content distribution across all platforms, including linear cable, OTT and FAST channels, which provide promotional platforms for Newsmax Media’s television content and serve as additional outlets for advertising revenue. Newsmax Media’s goal is to reach its target audience wherever and whenever they are consuming content, as well as reaching new audiences, including broadband-only, “cord cutters” and “cord nevers.” Audience ratings and audience engagement are key drivers of advertising revenue and demand on the part of cable television operators, direct-to-home satellite operators, telecommunication service providers, and other content distributors who deliver Newsmax Media’s content to their viewers. Newsmax Media’s television advertisement sales have increased by 395% compared to 2020 ($14.6 million to $72.2 million). According to MediaRadar, the combined television advertising revenue of Fox News, CNN and MSNBC decreased by 10% from 2022 to 2023, while Newsmax Media’s television advertisement sales revenue grew by 6%.

In 2023, Newsmax Broadcasting launched its streaming service, Newsmax+, and, as of the date of this Offering Circular, had approximately 220,000 viewers subscribed for the subscription service paying $50 or more per year. Newsmax+ offers subscribers the ability to watch the Newsmax and Newsmax2 channels at any time using apps found on their home TV, phone or tablet devices. The service also offers licensed and original documentaries, movies, series and news specials. The subscription price for Newsmax+ varies depending on whether a subscribed viewer choses an annual or a monthly subscription, with annual subscriptions costing less than monthly subscriptions.

Digital

The Newsmax Media digital platform includes Newsmax.com and affiliated websites, which together draw more than five million unique monthly visitors, more than five million email opt-in subscribers, approximately seven million subscribers to its push mobile and SMS text messaging alerts, and upwards of 16 million social media followers on its social media platforms including Facebook (over 4.7 million), X (over 2.7 million), YouTube (approximately 2.2 million), Truth Social (over 2.1 million), Instagram (approximately 1.9 million), Rumble (approximately 1.2 million), Gettr (over 995,000), Threads (over 175,000), TikTok (over 55,000), LinkedIn (approximately 72,000) and Telegram (over 6,700). Newsmax Media’s print and digital magazine, Newsmax Magazine, has approximately 300,000 monthly readers and the Newsmax app has been downloaded over 10 million times. Newsmax Media estimates that its digital advertisement sales will increase from $19.1 million in 2022 to an estimated $23.5 million in 2024.

The digital segment generates revenues through (1) online advertising, including online display, paid content placement on the Newsmax.com homepage, email advertising, other online placements and print advertisements, (2) subscriptions, including for its streaming service Newsmax+ as well as a collection of 10 specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce.

Newsmax Media’s websites and apps provide live and/or on-demand streaming of network-related programming to allow video subscribers of Newsmax Media’s participating distribution partners to view content via the Internet.

Newsmax Media’s Competitive Strengths

Fast-growing news network with an established brand and loyal audience that is valued by advertisers.

Newsmax Media has established itself as a premium news brand with loyal audience across multiple platforms, including linear cable MVPDs, OTT streaming, digital and print. With recent key talent acquisitions and a management team poised to drive continued growth, Newsmax Media has established itself as a news service that has consistently gained new viewers and retained existing viewers. Newsmax Media reaches over 52 million viewers regularly through its several proprietary platforms and social media accounts. The Newsmax cable news network reaches approximately 21 million viewers, according to Nielsen. Newsmax also has an exclusive television audience as Nielsen reports that approximately five million viewers watched Newsmax but never tuned into Fox News, and over two million viewers watched Newsmax but never tuned into Fox, CNN or MSNBC. The Newsmax channel is carried by major cable and satellite distributors in the U.S., including, but not limited to, DirecTV, Dish, Comcast/Xfinity, Charter/Spectrum and Verizon. Further, Newsmax’s OTT streaming channel, Newsmax2, reaches an estimated 17 million Americans regularly through its distributors, which includes major streaming platforms such as Roku, Samsung, Vizio, Xumo and Pluto. A survey conducted by YouGov/The Economist found that Newsmax was among the most trusted news brands in cable television.

Unlike competitors, Newsmax Media has potential for growth in both linear and virtual MVPD platforms.

Linear TV is primarily driven by live sports, news and events, and as media companies continue to focus on expanding their streaming service offerings, news consumption has risen in importance, thereby enhancing the value of the Newsmax channel and Newsmax Media. While the audience for paid MVPDs is shrinking, Newsmax as an upstart channel continues to witness paid distribution growth while still having the potential for adding more homes. In April 2024, one of the network’s major cable distributors added Newsmax into approximately five million additional customer homes, bringing the Newsmax channel’s distribution to over 50 million paid homes across the U.S. As other major cable competitors like CNN and Fox News see shrinking paid distribution footprints, Newsmax continues to grow while offering the potential for additional distribution growth.

Newsmax Media is a significant player in OTT streaming.

Newsmax Media was an early player in the emerging FAST channel platforms. Newsmax Media originally offered its main Newsmax channel to such platforms for free, in exchange for a share of advertising revenue. However, on November 1, 2023, as a result of the renewal of MVPD license agreements, the Newsmax channel was no longer available free to FAST channel platforms. Instead, Newsmax Media moved to replace the Newsmax channel with Newsmax2, a 24/7 news channel that provides news programming, documentaries and opinion programs. Also on November 1, 2023, Newsmax Media launched Newsmax+, its free streaming service. Subscribers are offered annual subscriptions at $49.99 or monthly subscriptions at $4.99. The Newsmax+ service offers access to Newsmax, Newsmax2, program archives, news specials and documentaries.

Newsmax Media has an extensive digital presence, giving it an advantage over new television news competitors.

Newsmax Media began digital media operations in September of 1998. For 25 years, Newsmax Media has invested heavily in its digital infrastructure, including its popular website, opt-in email database, SMS and app push notifications, customer and subscriber databases, and more than 16 million social media followers. Newsmax Media has a regular digital reach of over 17 million Americans per month. Newsmax Media uses these digital platforms to successfully drive audiences to its linear cable channel, its smartphone app, Newsmax2 and its streaming service Newsmax+. At the same time, Newsmax Media has used its large television and social media audiences to continue to grow its digital properties and, in turn, their databases. Few cable and TV channels have the ability to directly message with their audiences like Newsmax Media, giving Newsmax Media a TV-digital ecosystem that constantly generates viewers and visitors while growing company revenues through advertising and subscriptions.

Newsmax Media has a mixed revenue business model, reducing the impact of advertising declines, recession and other economic impacts.

While most competitors rely solely on cable license fees and advertising, Newsmax Media has a revenue model utilizing multiple streams of income. In addition to cable license fees and linear television advertising, Newsmax Media accrues revenues through OTT streaming advertising, subscriptions to its Newsmax+ service, subscriptions to its online and print publication, books published in print, audio and e-book formats, digital and web advertising, print advertising, podcasting and radio advertising revenue, and sales from its extensive line of nutraceuticals.

Clearly identified target demographic of subscribers with high disposable income and brand loyalty.

Newsmax Media has established itself as a leading cable network, with a consistent audience and subscribers with brand loyalty. With a target audience of viewers aged 45 and above, Newsmax Media’s content has resonated with this traditionally underserved audience. As Newsmax Media’s share of the cable news audience continues to grow, Newsmax Media has attracted an affluent audience with a higher than average household income, making Newsmax Media an attractive and valuable platform for advertisers.

Attractive financial profile with high revenue visibility and profitability and multiple levers for near-term growth.

Newsmax Media’s significant investments in the broadcasting segment has fueled strong revenue growth and created significant potential for growth across traditional and digital platforms both domestically and internationally. In addition to the continued growth in linear cable television advertising, Newsmax TV has multiple revenue streams that it expects to continue to mature over the next several years. Growth in OTT and diversification of Newsmax Media’s content services will allow Newsmax Media to generate revenue both as a premium subscription-based service and as a FAST service on OTT platforms. Opportunities for international distribution also present additional potential to monetize the Newsmax TV service.

Newsmax Media’s Goals and Strategies

Maintain and enhance leading position in news and other content production.

Newsmax Media has been a leader in digital news and with the continued growth of its television service, plans to continue to invest in talent acquisition and programming that we expect to raise the profile and visibility of Newsmax Media to a broader audience. With expanded content offerings, Newsmax Media plans to expand its reach and value to audiences through traditional platform and direct-to-consumer services.

Increase revenue growth through the continued delivery of premium content.

Newsmax Media will continue to focus on creating high-quality content delivered through diversified publishing platforms that offers value to its audience, advertisers and distribution partners. As a live linear content service, Newsmax Media seeks to offer a unique perspective and voice that resonates with audiences across those platforms and further develop a dedicated and loyal audience.

Expand television and digital distribution offerings, increasing complementary sources of revenues.

Newsmax Media’s key goals are to maximize its subscriber penetration on traditional cable platforms, growing its subscription base for Newsmax+, increasing audiences for its news channels, develop its footprint in international markets - all while creating additional revenue opportunities through advertising sales. Newsmax Media will also further develop its delivery strategies on emerging content and social platforms to increase interaction with its audience.

Newsmax Media’s Competition

Cable network programming is a highly competitive business. Cable networks compete for content, distribution, viewers and advertisers with a variety of media, including broadcast television networks; cable television systems and networks; internet-delivered platforms such as live streaming, mobile, gaming and social media platforms; audio programming; and print and other media. Important competitive factors include the prices charged for programming, the quantity, quality and variety of programming offered, the accessibility of such programming, the ability to adapt to new technologies and distribution platforms, quality of user experience and the effectiveness of marketing efforts.

Newsmax Media’s primary competition comes from the cable networks FOX News, CNN, HLN, MSNBC and NewsNation. Newsmax Media also competes for viewers and advertisers within a broad spectrum of television networks, including other non-news cable networks and free-to-air broadcast television networks. Newsmax Media also faces competition online from Foxnews.com, CNN.com, Politico.com, WashingtonExaminer.com, NBCNews.com, NYTimes.com, CNBC.com, Bloomberg.com and The Wall Street Journal Online, among others.

Newsmax Media’s programming also competes for the sale of advertising with other television networks, including broadcast, cable, local networks, and other content distribution outlets for their target audiences and the sale of advertising. Newsmax Media’s success in selling advertising is a function of the size and demographics of our audiences, quantitative and qualitative characteristics of our audience, the perceived quality of the network and the content, the brand appeal of the network, ratings as determined by third-party research companies, prices charged for advertising and overall advertiser demand in the marketplace.

Newsmax Media’s networks and digital products also compete for their target audiences with all forms of content and other media provided to viewers, including broadcast, cable and local networks, streaming services, pay-per-view and VOD services, online activities and other forms of news, information and media entertainment.

Governmental Regulation

Privacy and Information Regulation

The laws and regulations governing the collection, use and transfer of consumer information are complex and rapidly evolving, particularly as they relate to the Company’s digital businesses. Federal and state laws and regulations affecting the Company’s online services, websites, and other business activities include: the Children’s Online Privacy Protection Act, which prohibits websites and online services from collecting personally identifiable information online from children under age 13 without prior parental consent; the Controlling the Assault of Non-Solicited Pornography and Marketing Act, which regulates, among other things, the distribution of unsolicited commercial emails, or “spam”; the Video Privacy Protection Act, which prohibits the knowing disclosure of information that identifies a person as having requested or obtained specific video materials from a “video tape service provider;” the Telephone Consumer Protection Act, which restricts certain marketing communications, such as text messages and calls, without explicit consent; the Gramm-Leach-Bliley Act, which regulates the collection, handling, disclosure, and use of certain personal information by companies that offer consumers financial products or services, imposes notice obligations, and provides certain individual rights regarding the use and disclosure of certain information; and the CCPA, as amended by the CPRA which took effect on January 1, 2023. The CCPA imposes broad obligations on the collection, use, handling and disclosure of personal information of California residents. For example, subject to certain exceptions, the CCPA provides individual rights for Californians, including to access, delete, and to restrict the “sale” of personal information; the CPRA amendment added new privacy protections, including the right of California residents to correct inaccurate personal information that a business has about them, and the right to limit the use and disclosure of sensitive personal information collected about them. The CPRA amendment requires that a business’ collection, use, retention, and sharing of a consumer’s personal information be “reasonably necessary and proportionate to achieve the purposes for which the personal information was collected or processed, or for another disclosed purpose that is compatible with the context in which the personal information was collected, and not further processed in a manner that is incompatible with those purposes.

A number of privacy and data security bills that address the collection, maintenance and use of personal information, breach notification requirements and cybersecurity are pending or have been adopted at the state and federal level, which would impose additional obligations on businesses. In addition to California, other states have passed or introduced similar privacy legislation, including Virginia, Colorado, Connecticut, Florida, Iowa, Indiana, Kentucky, Tennessee, Montana, New Hampshire, New Jersey, Oregon, Delaware, Utah, and Texas. In addition, the FTC and state attorneys general and other regulators have made privacy and data security an enforcement focus. Other federal and state laws and regulations also may be adopted that impact our digital services, including those relating to oversight of user-generated content.

Foreign jurisdictions also have implemented and continue to introduce new privacy and data security laws and regulations, that apply to certain of the Subsidiaries’ operations. It is possible that our current data protection policies and practices may be deemed inconsistent with new legal requirements or interpretations thereof, and could result in the violation of these new laws and regulations. The EU General Data Protection Regulation and UK General Data Protection Regulation, in particular, regulates the collection, use and security of personal data and restricts the trans-border flow of such data. Other countries, including Canada, Australia, China, and Mexico, also have enacted data protection legislation.

The Company monitors and considers these laws and regulations, particularly with respect to the design and operation of digital content services and legal and regulatory compliance programs. These laws and regulations and their interpretation are subject to change, and could result in increased compliance costs, claims, financial penalties for noncompliance, changes to business practices, including with respect to tailored advertising, or otherwise impact the Subsidiaries’ businesses. Violations of these laws and regulations could result in significant monetary fines and other penalties, private litigation, require us to expend significant resources to defend, remedy and/or address, and harm our reputation, even if we are not ultimately responsible for the violation.

Intellectual Property

The Subsidiaries’ intellectual property assets include: copyrights in television programming and other publications, websites and technologies; trademarks, trade dress, service marks, logos, slogans, sound marks, design rights, symbols, characters, names, titles and trade names, domain names; trade secrets and know how; and licenses of intellectual property rights of various kinds. The Subsidiaries derive value from these assets through the production, distribution and/or licensing of its television programming to domestic and international cable and satellite television services, video-on-demand services, operation of websites, and through the sale of products, such as collectible merchandise, apparel, books and publications, among others.

The Subsidiaries devote significant resources to protecting their intellectual property, relying upon a combination of copyright, trademark, unfair competition, trade secret and other laws and contract provisions. There can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of the Subsidiaries’ products and services and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of the Subsidiaries’ intellectual property. The Subsidiaries seeks to limit that threat through a combination of approaches, including offering legitimate market alternatives, deploying digital rights management technologies, pursuing legal sanctions for infringement, promoting appropriate legislative initiatives and international treaties and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. Piracy, including in the digital environment, continues to present a threat to revenues from products and services based on intellectual property.

Third parties may challenge the validity or scope of the Subsidiaries’ intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Even if not valid, such claims may result in substantial costs and diversion of resources that could have an adverse effect on the Company’s operations.

Employees

As of the date of this Offering Circular, the Subsidiaries employed approximately 400 full-time employees. In the ordinary course of business and consistent with industry practice, the Subsidiaries also employ freelance and temporary contract workers who provide important production and broadcast support services. The vast majority of the Subsidiaries’ workforce is based in the United States. All of the Subsidiaries’ employees are employed by Newsmax Media.

Key human capital initiatives include:

Recruitment and Diversity

The Subsidiaries hire and promote people based on their experience, ability and accomplishments without regard to race, gender, sexual orientation, age, religion or other personal identifiers. The Subsidiaries seek personnel with diverse talents from a broad spectrum of backgrounds, and support, encourage, and develop their colleagues to show innovation and leadership in their roles. The Subsidiaries believe that diversity in views, experiences and backgrounds contributes to a strong internal culture and improves external programming. We believe such diversity enables us to be more reflective of the audiences we reach and enhances our ability to create news, sports, and entertainment programming that serves all viewers across the country. A diverse and inclusive workplace is not merely a strategy or business objective; it is fundamentally woven in the fabric of the Company. This commitment begins with our approach to talent recruitment across all of our disciplines and extends to the way we nurture our colleagues’ careers. The Subsidiaries posts their respective job listings internally and externally because they believe this is one of the best tools to reach the widest pool of experienced candidates.

Employee Compensation and Benefits

The Subsidiaries invest in their respective people through competitive pay and benefits, as well as flexibility and support to balance work and personal demands. Providing equal pay for equal work, without regard to gender or other protected characteristics, is imperative for the Company.

The Subsidiaries also seek to provide generous benefits that support their employees’ health, wellness, and financial stability through their benefit plans. Full-time employees of the Subsidiaries are eligible for medical, dental, and vision insurance, with access to telemedicine and pharmacy benefits, and its freelance employees who work a minimum number of hours are eligible for a medical plan. Eligible employees may participate in flexible spending accounts, health savings accounts, and qualified transportation expense accounts. The Subsidiaries also provide employees with a health advocate service, with experts who support employees and their eligible family members in navigating a wide range of health and insurance-related issues. Full-time employees of the Subsidiaries are eligible to receive paid holidays, paid time off, and to participate in Newsmax Media’s matching 401(k) savings plan.

The Company believes offering its employees the tools necessary for a healthy work-life balance empowers them to thrive in our modern workforce. To that end, the Company’s policies allow eligible individuals the opportunity to work remotely in appropriate circumstances. All benefits provided to the Subsidiaries’ employees are provided by Newsmax Media.

Workplace Civility and Unity

The Company is committed to fostering a working environment of trust for all employees, in which people do their best work. Harassment, discrimination, retaliation, and threats to health and safety all undermine our working environment of trust and make it harder for people to excel. Therefore, it is the Company’s policy to provide a safe work environment free from this or any other unlawful conduct.

Creating and maintaining an environment free of discrimination and harassment begins at the highest leadership level of the Company and is embedded throughout our policies and practices. Newsmax Media’s employee handbook creates our framework for addressing complaints and taking remedial measures as needed. Company employees are required to engage in interpersonal training programs that foster a strong, positive work environment.

Involvement in Certain Legal Proceedings

The Company is subject from time to time to a number of lawsuits, including claims relating to competition, intellectual property rights, alleged libel or defamation, employment and labor matters, personal injury and property damage, free speech, customer privacy, regulatory requirements, and advertising, marketing and selling practices. Except as set forth below, the Company is currently not aware of any legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition or operating results. For more information, see “Risk Factors – Risks Related to Legal and Regulatory Matters”.

On August 10, 2021, Dominion Voting Systems Corporation, Inc. or certain of its affiliates (collectively, “Dominion”), an election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation in connection with our coverage of the 2020 Presidential election, seeking up to $1.6 billion in compensatory damages as well as punitive damages.

Discovery in the Dominion cases, including depositions and expert discovery, remains ongoing. At this time, a trial in the Dominion lawsuit is not expected to commence until 2025. Newsmax Media believes that it offered balanced and fair coverage in the dispute over the 2020 elections and the Dominion case is without merit and it has and will continue to vigorously defend against such suit.

As of the date of this Offering Circular, Newsmax is unable to predict the final outcome of the Dominion matter and cannot reasonably estimate the amount of its liability, if any. However, an unfavorable outcome in the Dominion matter could have a material adverse effect on Newsmax’s financial position, results of operations and cash flows.

In addition, on November 3, 2021, Smartmatic USA Corp. or certain of its affiliates (collectively, “Smartmatic”), another election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation, seeking compensatory, consequential and punitive damages to be determined at trial.

Newsmax Media reached a settlement agreement with Smartmatic on September 26, 2024, pursuant to which all claims will be released by Smartmatic for consideration, including a cash amount of approximately $40 million payable over time and the issuance of a five year cash exercise warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Management believes the settlement with Smartmatic will, subject to the payment of all consideration in a timely manner, eliminate future legal expenses the Company would have expected to bear related to this suit, which could have included costly appellate legal actions and other matters.

DESCRIPTION OF PROPERTY

Newsmax Inc. does not currently own any property. Newsmax Inc.’s principal executive offices are located at 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487. Newsmax Media leases approximately 50,000 square feet at its principal executive offices pursuant to a Lease Agreement dated August 28, 2013 between Newsmax Media and 750 Park of Commerce Drive LLC which expires on November 30, 2025.

Newsmax Media sublets certain premises located at 805 Third Avenue, New York, New York 10022 pursuant to that certain Agreement of Sublease, dated as of July 22, 2019, by and between Meredith Corporation and Newsmax Media that expires on December 30, 2026.

Newsmax Media leases two floors which represents approximately 47,000 square feet of space at 805 Third Avenue, New York, New York 10022 pursuant to that certain Indenture of Lease, dated as of July 26, 2021, by and between 805 Third New York LLC and Newsmax Media which expires on December 31, 2026.

Newsmax Media leases a portion of a building located at 362 Haverhill Road, West Palm Beach, Florida 33415 pursuant to that certain Lease Agreement, dated as of September 7, 2021, by and between Airport Logistics Park, LLC and Newsmax Media which expires on March 31, 2029.

Newsmax Media leases certain office premises in the Westory Building located at 607 14th Street, NW, Washington, DC 20004, pursuant to that certain Office Lease Agreement, dated as of October 4, 2021, by and between REEP-OFC Westory DC LLC and Newsmax Media. The lease expires on November 30, 2026, subject to Newsmax Media’s right to extend the term of such lease for an additional five years.

Newsmax Inc. believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable space will be available to accommodate any such expansion of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the sections entitled “Summary Financial Data,” “Business,” and our audited and unaudited condensed consolidated financial statements as of and for the years ended December 31, 2023 and 2022 and the six months ended June 30, 2024 and 2023, and other information included elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Offering Circular. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period.

Overview of the Company’s Business

Founded in 1998 as a digital media brand, Newsmax entered the cable news market in 2014. Since then, the network has had an astonishing rise, climbing into the top tier of cable channels, and is now the fourth highest-rated cable news channel in the United States, just behind CNN. According to Nielsen, Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023, with prime-time up 42% in total viewers. Q1 2024 also saw an impressive 137% rise in prime-time ratings, compared to the same period last year.

The Company has developed a significant audience, reaching over 40 million Americans each month through its television broadcasts and multi-platform content, and has demonstrated remarkable growth with revenues up 332% since 2019.

In June 2024, a Reuters global survey of media found Newsmax was one of the nation’s “top news brands,” identifying the network as one of only 12 major media outlets Americans are turning to regularly.

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media and the other Subsidiaries operate the businesses described in this Offering Circular, and none of those businesses are operated by Newsmax Inc.

Newsmax Media is a television broadcaster and multi-platform content publisher that produces original news and editorial content for consumers through various media outlets, including through its TV news channels, digital and print publications, its popular website Newsmax.com and affiliated sites, its syndicated radio show and podcasts and other platforms in order to sell advertising to third-party marketers as well as offering paid subscriptions to more than a dozen digital and print products sold by Newsmax Media. Newsmax Media content is carried by all major linear cable and satellite pay TV platforms, or MVPDs for the Newsmax channel, and most over the top (“OTT”) streaming platforms for its free ad-supported streaming television service (“FAST”) channel Newsmax2, making Newsmax Media content available to over 100 million homes in the U.S. In addition, international companies have licensed Newsmax Media’s channels and brand for regional, national and local television and digital media purposes. Certain licensing agreements currently in place have allowed Newsmax Media’s partners to provide cable television and digital news under the Newsmax Media brand to viewers in several European countries, including Republic of Serbia, Republic of Croatia, Bosnia and Herzegovina, Montenegro, North Macedonia, Slovenia and Albania.

Newsmax Media operates several business lines through its subsidiaries and divisions, creating a synergistic effect on audience growth, revenues and customer acquisition. These business lines are grouped into 2 separate reportable segments which consist of Broadcasting and Digital:

●	Broadcasting - The broadcast segment of the Company’s business produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors (“MVPDs”) including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States, generating revenue through (1) placement of advertisements on our broadcast content, (2) subscriptions to our broadcast content, and (3) affiliate fees from the MVPDs. The components of Broadcasting are as follows:

●	Newsmax Broadcasting LLC provides programming through two channels, Newsmax, its linear cable channel available on pay TV services, and Newsmax2, its free streaming channel, with both offering 24/7 television news and informational programming channels which are distributed through both cable and digital streaming platforms.

●	Newsmax Radio LLC provides programming through a syndicated radio show as well as widely-available podcasts. These podcasts include “The Newsmax Daily with Tony Marino,” a talk show with radio personality Gerry Callahan and “Greg Kelly Reports” with its TV host Greg Kelly.

●	Digital - The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics. The components of Digital are as follows:

●	Humanix Publishing LLC is a print and e-book publishing house that publishes books in the areas of politics, health, personal finance, history, religion and current affairs. Under Newsmax ownership, Humanix Publishing has published approximately 100 titles, including a New York Times bestseller. The Subsidiaries use published books as free premiums when offering subscriptions to their publications, including Newsmax Magazine and their health and financial newsletters.

●	Medix Health, LLC offers and sells 22 nutraceutical products. Medix Health’s products are aimed at Newsmax Media’s core demographic of consumers and cross-sold through Newsmax Media’s health newsletters. These supplements have been certified as compliant with current Good Manufacturing Practices by The Natural Products Association and are typically formulated by medical doctors who also write and edit Newsmax Media’s health newsletters. Newsmax Media retains all intellectual property rights to the supplement formulations created for Medix Health. The natural supplements seek to help customers alleviate pain, reduce blood glucose, prevent heart disease, improve energy and mental acuity, and, in general, improve overall wellness. All Medix Health supplements are manufactured at third-party manufacturing facilities that are FDA registered and meet current Good Manufacturing Practices standards. All Medix Health supplements are offered online and are usually purchased as part of a recurring subscription program.

●	Newsmax Digital Advertising handles advertising and marketing offers and sales to third party companies and agencies associated with our digital segment. Newsmax Digital Advertising sells placements for display and native website ads, email sponsorships in Newsmax News Alerts, sponsorships for SMS/text and push notification, print ads for our magazine, inserts for our newsletters, and podcast offerings.

●	Newsmax Publications publishes and manages Newsmax Media’s paid subscription business. This subsidiary currently publishes Newsmax Magazine, five health newsletters including Health Radar, Dr. Crandall’s Heart & Health; The Blaylock Wellness Report; financial newsletters including The Dividend Machine, High Income Factor and Financial Intelligence Report, and Newsmax Platinum, our online publication. This subsidiary has over 300,000 subscribers to its paid publications.

●	ROI Media Strategies LLC provides media buying and strategy services to third party companies and agencies, helping small companies to market their offerings across all channels of marketing, including email, broadcast, podcasts, digital, and print.

●	Crown Atlantic Insurance LLC is an insurance agency licensed in 50 states of the U.S. and the District of Columbia with an emphasis on life insurance and retirement solutions. Newsmax Media’s subsidiaries use Crown Atlantic Insurance LLC for the purposes of marketing annuities, life insurance and other insurance offerings across their platforms.

Growth Strategies and Outlook

Maintain and enhance leading position in news and other content production.

Newsmax Media has been a leader in digital news and with the continued growth of its television service, plans to continue to invest in talent acquisition and programming that we expect to raise the profile and visibility of Newsmax Media to a broader audience. With expanded content offerings, Newsmax Media plans to expand its reach and value to audiences through traditional platform and direct-to-consumer services.

Increase revenue growth through the continued delivery of premium content.

Newsmax Media will continue to focus on creating high-quality content delivered through diversified publishing platforms that offers value to its audience, advertisers and distribution partners. As a live linear content service, Newsmax Media seeks to offer a unique perspective and voice that resonates with audiences across those platforms and further develop a dedicated and loyal audience.

Expand television and digital distribution offerings, increasing complementary sources of revenues.

●	Newsmax Media’s key goals are to maximize its subscriber penetration on traditional cable platforms, growing its subscription base for Newsmax+, increasing audiences for its news channels, develop its footprint in international markets - all while creating additional revenue opportunities through advertising sales. Newsmax Media will also further develop its delivery strategies on emerging content and social platforms to increase interaction with its audience.

●	Newsmax, as a relatively new network, has potential for additional distribution growth, and growth of its advertising and affiliate fee revenue, which is a new revenue stream in 2023. Linear TV is primarily driven by live sports, news and events, and as media companies continue to focus on expanding their streaming service offerings, news consumption has risen in importance.

Trends and Other Factors Impacting Our Performance

The Company’s broadcast segment derives the majority of its revenues from advertising. For the six months ended June 30, 2024, the Company generated revenues of approximately $79.8 million, of which 61.5% was generated from advertising in the broadcast and digital segments, 16.8% was generated from affiliate fee revenue, 16.3% was generated from subscriptions for publications including Newsmax+ and 5.4% was generated from other lines of business which are primarily ecommerce sales of nutraceuticals, books and licensing fees.

For the year ended December 31, 2023, the Company generated revenues of $135.3 million, of which approximately 79.3% was generated from advertising in the broadcast and digital segments, approximately 13.4% was generated from subscriptions for publications including Newsmax+, approximately 5.5% was generated from other lines of business which are primarily ecommerce sales of nutraceuticals, books and licensing fee and approximately 1.8% was generated from affiliate fees.

Affiliate fees are a new revenue stream that started in November 2023 that primarily include (i) monthly subscriber-based license and retransmission consent fees paid by programming distributors that carry the Newsmax channel. The Company’s revenues are impacted by rate changes, changes in the number of subscribers to MVPD’s and changes in the expenditures by advertisers. In addition, advertising revenues are subject to seasonality and cyclicality as a result of the impact of state, congressional and presidential election cycles.

The cable network programming and television industries continue to evolve rapidly, with changes in technology leading to alternative methods for the delivery and storage of digital content. These technological advancements have driven changes in consumer behavior as consumers now have more control over when, where and how they consume content. Consumer preferences have evolved toward lower cost alternatives, including direct-to-consumer offerings. These changes in technologies and consumer behavior have contributed to declines in the number of subscribers to MVPD services, and these declines are expected to continue and possibly accelerate in the future.

At the same time, technological changes have increased advertisers’ options for reaching their target audiences. There has been a substantial increase in the availability of content with reduced advertising or without advertising at all. As consumers switch to digital consumption of video content, there is still to be developed a consistent, broadly accepted measure of multiplatform audiences across the industry. Furthermore, the pricing and volume of advertising may be affected by shifts in spending from more traditional media and toward digital and mobile offerings, which can deliver targeted advertising more promptly, or toward newer ways of purchasing advertising.

The Company operates in a highly competitive industry and its performance is dependent, to a large extent, on the impact of changes in consumer behavior as a result of new technologies, the sale of advertising, the maintenance, renewal and terms of its carriage, affiliation and content agreements and programming rights, the popularity of its content, general economic conditions (including financial market conditions), the Company’s ability to manage its businesses effectively, and its relative strength and leverage in the industry. For more information, see “Risk Factors.”

Components of our Results of Operations

Revenue Recognition

In accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers,” the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods are services.

Advertising Revenue

Advertising revenue is derived from the sale of advertising on the Company’s cable television, email database, in the Company’s magazine and related publications, or on the Company’s website. Revenue related to the sale of advertising in the broadcast segment is recognized at the time of broadcast. Revenue related to the Company's digital segment is recognized when display or other digital advertisements record impressions on the various digital media. Each advertisement insertion order is determined to be a distinct performance obligation that is satisfied at the point in time when such advertisements are published/aired. The Company records revenue from contracts that are entered into between the Company and its customers, primarily advertising agencies and direct advertisers, at the amount charged for the services. Advertising contracts, which are generally short-term, are billed monthly for the services provided during the month, with payments due shortly thereafter. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

The Company enters into agreements with over-the-top distribution platforms to distribute the Company’s news channel. Pursuant to the Company’s distribution agreements, advertising revenues are earned based on an allocation of the fee determined by the number of impressions received. These contracts represent a single performance obligation recognized over time under the series guidance. Revenue is recognized upon delivery of the content over the course of an over-the-top distribution agreement term based on time elapsed, as this best depicts the simultaneous consumption and delivery of the services. The Company bills OTT customers monthly over the life of the contract. The Company has an unconditional right to receive payment of the amount billed generally within 30 days from the invoice date. The invoiced amount to be received is recorded in accounts receivable on the balance sheets.

Affiliate Fee Revenue

The Company generates affiliate fee revenue from agreements with MVPDs for cable network. Affiliate fee revenue is recognized as we continuously make the programming available to the customer over the term of the agreement. For contracts with affiliate fees based on the number of the affiliate’s subscribers, revenues are recognized based on the contractual rate multiplied by the estimated number of subscribers each period. Affiliate contracts are generally multi-year contracts billed monthly with payments due shortly thereafter.

Subscription Revenue

The Company sells magazines to consumers through subscriptions. Each subscription is determined to be a distinct performance obligation that is satisfied over the term of the subscription, normally one (1) to five (5) years. Payments for subscriptions received in advance of the publication are recorded as deferred revenue and recognized as income over the term, as this best represents the transfer of control of the services to the consumer. The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

In 2023, the Company launched Newsmax+ which is a subscription service that provides the Company’s broadcast content directly to consumers either on a monthly or annual basis. Monthly subscriptions are recognized as income in the month it was earned. Annual subscriptions are recorded as deferred revenue and recognized as income over the term of the contract each month.

Product sales

Product sales are derived from the sales of books, audio and video, dietary supplements, television production and distribution, and other items advertised on the Company’s website. Supplement, books, media and other product sales are recognized at the point in time control transfers to the customer, which is when the product is shipped. Allowances are considered for estimated returns and refunds at the point in time when revenue is recognized. The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

As a practical expedient, the Company recognizes any incremental costs of obtaining contracts as expense as the amortization period is considered to be a year or less. As a practical expedient, the Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products.

Shipping and Handling Cost

Amounts billed to third-party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of products sold.

Cost of Revenues

Cost of revenues consists primarily of compensation-related expenses and costs incurred for the publishing of editorial, promotional, and news content across all platforms, as well as amounts due to third party websites and platforms to fulfil customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of services. Cost of product sold consists primarily of cost of inventory sold, fulfillment costs and compensation.

General and Administrative expenses

General and administrative expense consists of compensation-related expenses for corporate employees. Also, it consists of expenses for advertising, facilities, professional services fees, insurance costs, legal or other corporate costs, and other general overhead costs.

Accounts Receivable and Allowance for Credit Losses

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and doubtful accounts. The Company’s allowance for credit losses consists of losses expected based on known credit issues with specific customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectability.

Inventory

Inventory consists of promotional items, books and supplements and is stated at the lower of cost (first-in, first-out basis) or net realizable value. The Company also reduces the carrying value of inventories for items identified as excess, obsolete, or slow-moving based on customer demand and other economic factors.

Advertising Costs

Amounts incurred for advertising costs with third parties are expensed as incurred.

Defamation and Disparagement Claims

From time to time, the Company is subject to lawsuits alleging defamation or disparagement. These include lawsuits filed by Smartmatic USA Corp. and certain of its affiliates (collectively, “Smartmatic”) and Dominion Voting Systems, Inc. and certain of its affiliates (collectively, “Dominion”) filed during 2021. The Smartmatic complaint sought an unspecified amount of damages while the Dominion complaint is seeking $1.6 billion in damages. On September 26, 2024, the Company entered into a settlement agreement with Smartmatic pursuant to which the parties agreed to resolve the lawsuits among them. The Company agreed to pay a settlement of approximately $40 million payable over time and granted a five year cash exercise warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share, which is included in Other corporate matters in the Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the six months ended June 30, 2024 and recorded as accrued expenses on the Condensed Consolidated Balance Sheet as of June 30, 2024.

Results of Operations

Six months ended June 30, 2024, versus six months ended June 30, 2023

The results of operations presented below should be reviewed in conjunction with the unaudited condensed consolidated financial statements and notes included elsewhere in this Offering Circular. The following table sets forth our results of operations data for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023:

	Six months ended June 30,
	2024	2023	$ Change	% Change

Revenues
Service Revenues
Advertising	$49,108,845	$47,060,773	$2,048,072	4.4
Subscription	12,972,385	8,883,528	4,088,857	46.0
Affiliate fee	13,445,240	2,237	13,443,003	600,938.9
Other	1,383,000	148,338	1,234,662	832.3
Product Sales	2,916,907	3,236,319	(319,412)	(9.9)
Total revenues	$79,826,377	$59,331,195	$20,495,182	34.5
Cost of revenues	41,404,791	38,156,621	3,248,170	8.5
Gross profit	$38,421,586	$21,174,574	17,247,012	81.5
General & administrative	94,016,060	59,988,007	34,028,053	56.7
Other, net	(102,187)	14,194	(116,381)	(819.9)
Loss before income tax expense	$(55,492,287)	$(38,827,627)	$(16,664,660)	(42.9)
Income tax expense	20,960	24,444	(3,484)	(14.3)
Net loss	$(55,513,247)	$(38,852,071)	$(16,661,176)	(42.9)

Revenues

Revenues increased by approximately $20.5 million, or 34.5%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. Affiliate fee revenues increased by approximately $13.4 million due to significant new contractual relationships starting, principally in November 2023. Subscription revenue increased by approximately $4.1 million due to the launch of Newsmax+ streaming service that started in November 2023 but was offset by reductions in publication subscriptions due to decreased new customer acquisition. Product Sales decreased by approximately $0.3 million due to lower nutraceutical sales as a result of decreased new customer acquisition. Advertising revenue increased by approximately $2.0 million due to higher linear cable and satellite advertising revenue due to higher Nielsen ratings but was offset by reductions in OTT revenue resulting from the launch of Newsmax 2 in November 2023.

Cost of revenues

Cost of revenues increased by approximately $3.2 million, or 8.5%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase was due to increased headcount, programming and production costs on our main Newsmax TV channel as well as investment into Newsmax 2 for OTT to build out the programming to better monetize Newsmax 2 on FAST channels. These increases were offset by reductions in distribution and carriage costs of approximately $1.9 million and approximately $0.8 million in royalty and product fulfillment costs for the period.

Gross Profit

Gross profit increased by approximately $17.2 million, or 81.5%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Gross profit as a percent of revenues increased to 48.1% for the six months ended June 30, 2024 from 35.7% for the six months ended June 30, 2023. Gross profit increased mainly due to the addition of affiliate fee and Newsmax+ revenue streams.

General and Administrative Expense

General and administrative expense increased by approximately $34.0 million or 56.7%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase was primarily due to certain litigation expenses, and related fees, for specific proceedings including the recent settlement with Smartmatic that the Company has determined are infrequent and unusual in terms of their magnitude. Also increasing were administrative and marketing headcount, Nielsen fees, travel expense, sales commissions, recruiting fees and depreciation for equipment purchases for continued buildout of our infrastructure and coverage of major new events. These increases were offset by reductions in marketing for new subscriber acquisitions and TV promotion using web and radio advertising and bad debt expense.

For the six months ended June 2023, the Company capitalized upfront costs associated with a business agreement with a commercial counterparty amounting to $41,250,000. The Company has identified indicators that the carrying value of these upfront costs may not be fully recoverable. As a result, the Company’s broadcast segment recognized impairment of the upfront cost for the six months ended June 2023 of $23.9 million in the accompanying unaudited condensed consolidated statement of operations. There was no impairment recognized for the six months ended June 2024.

Other, net

Other, net expense decreased by approximately $0.1 million, or 819.9%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease was primarily due to increases in unrealized gains on marketable securities offset by decreases in interest and dividend income as well as an increase in interest expense for the six months ended June 30, 2024.

Segment Analysis

The following tables set forth the Company’s Revenues and Segment EBITDA for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023:

	2024	2023	$ Change	% Change
Revenues
Broadcasting	$59,710,252	$38,864,769	$20,845,483	53.6
Digital	20,116,125	20,466,426	(350,301)	(1.7)
Total revenues	$79,826,377	$59,331,195	$20,495,182	34.5

	2024	2023	$ Change	% Change
Segment Adjusted EBITDA
Broadcasting	$7,604,775	$(8,711,294)	$16,316,069	187.3
Digital	(2,499,802)	(2,320,394)	(179,408)	(7.7)
Adjusted EBITDA[4]	$5,104,973	$(11,031,688)	$16,136,661	146.3

Broadcasting

	2024	2023	$ Change	% Change
Revenues
Advertising	$39,535,301	$38,714,199	$821,102	2.1
Subscription	5,347,149	-	5,347,149	-
Affiliate fee	13,445,240	2,237	13,443,003	600.938.9
Other	1,382,562	148,333	1,234,229	832.1
Total revenues	$59,710,252	$38,864,769	$20,845,483	53.6
Cost of revenues	30,768,228	26,736,495	4,031,733	15.1
Gross profit	$28,942,024	$12,128,274	16,813,750	138.6
General & administrative	21,337,249	20,839,568	497,681	2.4
Segment Adjusted EBITDA[5]	$7,604,775	$(8,711,294)	$16,316,069	187.3

Broadcast Revenues increased by $20.8 million for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, due to affiliate fee revenue of approximately $13.4 million, which attributed to significant new contractual relationships starting principally in November 2023, advertising revenue of approximately $0.8 million due to higher ratings and pricing, subscription revenue of approximately $5.3 million from Newsmax+ which launched in November 2023 and licensing revenue of approximately $1.2 million.

Broadcast Segment Adjusted EBITDA increased for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to an increase in gross profit driven by the addition of affiliate fee revenue which did not require a significant increase in expense. Other factors that affected segment adjusted EBITDA are increased headcount, programming and production costs on our main Newsmax TV channel as well as investment into Newsmax 2 for OTT to build out the programming to better monetize Newsmax 2 on FAST channels. These increases were offset by reductions in distribution and carriage costs of approximately $1.9 million, OTT transmission expense of approximately $0.34 million, marketing for TV promotion of approximately $2.0 million and bad debt expense of approximately $0.39 million for the period.

Digital

	2024	2023	$ Change	% Change
Revenues
Advertising	$9,573,544	$8,346,574	$1,226,970	14.7
Subscription	7,625,236	8,883,528	(1,258,292)	(14.2)
Product Sales	2,916,907	3,236,319	(319,412)	(9.9)
Other	438	5	433	8,660.0
Total revenues	$20,116,125	$20,466,426	$(350,301)	(1.7)
Cost of revenues	10,636,563	11,420,126	(783,563)	(6.9)
Gross profit	$9,479,562	$9,046,300	433,262	4.8
General & administrative	11,979,364	11,366,694	612,670	5.4
Segment Adjusted EBITDA[6]	$(2,499,802)	$(2,320,394)	$(179,408)	(7.7)

[4]	For a discussion of Adjusted EBITDA, see “Non-GAAP Financial Measures” below.
[5]	For a discussion of Adjusted EBITDA, see “Non-GAAP Financial Measures” below.
[6]	For a discussion of Adjusted EBITDA, see “Non-GAAP Financial Measures” below.

Digital Revenues decreased by $0.4 million for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, due to decreases in subscription revenue and ecommerce nutraceutical sales as a result of decreased marketing for new customer acquisitions which were offset by increased advertising revenue due to higher page views and CPM’s associated with the news cycle.

Digital Segment Adjusted EBITDA decreased for the six months ended June 30, 2024, as compared to six months ended June 30, 2023, due to lower subscription costs due to lower subscription volume offset by increased headcount and sales commissions on advertising revenue and professional fees and in rent expense.

Six months ended June 30, 2024 versus six months ended June 30, 2023

The following table reconciles Net loss to Adjusted EBITDA for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023:

	2024	2023
Net loss	$(55,513,247)	$(38,852,071)
Add
Depreciation	1,625,093	1,615,398
Interest, net	(5,299)	(86,038)
Asset impairment	-	23,928,360
Unrealized (gain) loss on marketable securities	(128,574)	8,663
Other corporate matters	59,074,354	2,237,987
Other, net	31,686	91,569
Income tax expense	20,960	24,444
Adjusted EBITDA[7]	$5,104,973	$(11,031,688)

Results of Operations

Fiscal 2023 versus fiscal 2022

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Offering Circular. The following table sets forth our results of operations data for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

	2023	2022	$ Change	% Change

Revenues
Service Revenues
Advertising	$107,322,024	$105,917,207	$1,404,817	1.3
Subscription	18,080,467	19,101,773	(1,021,306)	(5.4)
Affiliate fee	2,410,039	-	2,410,039
Other	1,027,151	648,708	378,443	58.3
Product Sales	6,436,346	9,644,004	(3,207,658)	(33.3)
Total revenues	$135,276,027	$135,311,692	$(35,665)	(0.0)
Cost of revenues	79,455,996	76,376,790	3,079,206	4.0
Gross profit	$55,820,031	$58,934,902	(3,114,871)	(5.3)
General & administrative	100,915,301	78,409,190	22,506,111	28.7
Other, net	(3,336,654)	442,892	(3,779,546)	(853.4)
Loss before income tax expense	$(41,758,616)	$(19,917,180)	$(21,841,436)	(109.7)
Income tax expense	18,550	19,206	(656)	(3.4)
Net loss	$(41,777,166)	$(19,936,386)	$(21,840,780)	(109.6)

[7]	For a discussion of Adjusted EBITDA, see “Non-GAAP Financial Measures” below

Revenues

Revenues were flat for the year ended December 31, 2023, compared to the year ended December 31, 2022. Subscription revenue declined by approximately $1.0 million due to decreased marketing for new customer acquisition. Product Sales decreased by $3.2 million due to decreased book sales, as we did not have a best-selling book in 2023 and lower nutraceutical sales as a result of decreased new customer acquisition. Advertising revenue increased by $1.4 million due to higher linear cable and satellite advertising revenue due to rise in Nielsen ratings. This was offset by reductions in OTT revenue resulting from the launch of Newsmax 2 in the fourth quarter of 2023, which allowed us to begin to collect affiliate fees. Affiliate fee revenue is a new revenue stream in 2023 as the Company begins to collect fees from MVPDs for its content on the main Newsmax TV channel on cable and satellite systems which brought in approximately $2.4 million of revenue for 2023.

Cost of revenues

Cost of revenues increased by approximately $3.1 million, or 4.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was due to increased headcount, programming and production costs on our main Newsmax TV channel as well as investment into Newsmax 2 for OTT to allow the company to begin to collect affiliate fee revenue.

Gross Profit

Gross profit decreased by approximately $3.1 million, or 5.3%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. Gross profit as a percent of revenues declined to 41.3% for the year ended December 31, 2023 from 43.6% for the year ended December 31, 2022. Gross profit percent decreased mainly due to increased cost of revenues as outlined above.

General and Administrative Expense

General and administrative expense increased by approximately $22.5 million or 28.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily due to a $23.9 million impairment of the capitalized upfront costs associated with a business agreement with a commercial counterparty along with increases in marketing analytics for TV, increased payroll and benefit expense, consulting fees, rent expenses and legal fees. These increases were offset by reduced marketing for new subscriber acquisitions using direct mail, radio and web advertising.

Other, net

Other, net expense decreased by approximately $3.8 million, or 853.4%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily due to income tax credits and unrealized gains on securities.

Fiscal 2023 versus Fiscal 2022

The following tables set forth the Company’s Revenues and Segment EBITDA for fiscal 2023, as compared to fiscal 2022:

	2023	2022	$ Change	% Change
Revenues
Broadcasting	$92,680,683	$86,530,364	$6,150,319	7.1
Digital	42,595,344	48,781,328	(6,185,984)	(12.7)
Total revenues	$135,276,027	$135,311,692	$(35,665)	0.0

	2023	2022	$ Change	% Change
Segment Adjusted EBITDA
Broadcasting	$(7,722,782)	$(5,874,790)	$(1,847,992)	(31.5)
Digital	(2,653,753)	(8,714,002)	6,060,249	69.5
Adjusted EBITDA[8]	$(10,376,535)	$(14,588,792)	$4,212,257	28.9

[8]	For a discussion of Adjusted EBITDA, see “Non-GAAP Financial Measures” below.

Broadcasting

	2023	2022	$ Change	% Change
Revenues
Advertising	$88,343,596	$86,188,214	$2,155,382	2.5
Subscription	901,215	-	901,215	-
Affiliate fee	2,410,039	-	2,410,039	-
Other	1,025,833	342,150	683,683	199.8
Total revenues	$92,680,683	$86,530,364	$6,150,319	7.1
Cost of revenues	57,552,788	52,793,122	4,759,666	9.0
Gross profit	$35,127,895	$33,737,242	1,390,653	4.1
General & administrative	42,850,677	39,612,032	3,238,645	8.2
Segment Adjusted EBITDA	$(7,722,782)	$(5,874,790)	$(1,847,992)	(31.5)

Broadcast Revenues increased for fiscal 2023, as compared to fiscal 2022, due to affiliate fee revenue of approximately $2.4 million, which is a new revenue stream that began in Q4 2023, advertising revenue of approximately $2.2 million due to higher ratings and pricing, subscription revenue of approximately $0.9 million from Newsmax+ which launched in late 2023 and licensing revenue of approximately $0.7 million.

Broadcast Segment Adjusted EBITDA decreased for fiscal 2023, as compared to fiscal 2022, due to increased headcount, programming and production costs on our main Newsmax TV channel as well as investment into Newsmax 2 for OTT to allow the company to begin to collect affiliate fee revenue and increased bad debt expense. These were offset by reductions of approximately $4.8 million in marketing and distribution fees.

Digital

	2023	2022	$ Change	% Change
Revenues
Advertising	$18,978,428	$19,728,993	$(750,565)	(3.8)
Subscription	17,179,252	19,101,773	(1,922,521)	(10.1)
Product Sales	6,436,346	9,644,004	(3,207,658)	(33.3)
Other	1,318	306,558	(305,240)	(99.6)
Total revenues	$42,595,344	$48,781,328	$(6,185,984)	(12.7)
Cost of revenues	21,903,208	23,583,668	(1,680,460)	(7.1)
Gross profit	$20,692,136	$25,197,660	(4,505,524)	(17.9)
General & administrative	23,345,889	33,911,661	(10,565,772)	(31.2)
Segment Adjusted EBITDA[9]	$(2,653,753)	$(8,714,001)	$6,060,248	3.8

Digital Revenues decreased for fiscal 2023, as compared to fiscal 2022, due to decreases in subscription revenue and ecommerce nutraceutical sales as a result of decreased marketing for new customer acquisitions and decreases in ecommerce books sales as we did not have a NY Times best seller in 2023 as we did in 2022.

Digital Segment Adjusted EBITDA increased for fiscal 2023, as compared to fiscal 2022, due to reductions in cost of revenues of approximately $1.7 million, which were primarily for fulfillment and product costs due to lower sales volume, as well as decreased marketing expense for new customer acquisition of approximately $9.8 million and $.8 million reduction in professional expenses. These reductions offset the $6.2 million decrease in revenue.

Fiscal 2023 versus Fiscal 2022

The following table reconciles Net loss to Adjusted EBITDA for fiscal 2023, as compared to fiscal 2022:

	2023	2022
Net loss	$(41,777,166)	$(19,936,386)
Add
Depreciation	3,164,254	2,560,830
Interest, net	(104,299)	(281,372)
Asset impairment	23,928,359	-
Unrealized gain (loss) on marketable securities	(46,318)	519,664
Other corporate matters	7,626,122	2,324,666
Other, net	(3,186,037)	204,600
Income tax expense	18,550	19,206
Adjusted EBITDA[10]	$(10,376,535)	$(14,588,792)

[9]	For a discussion of Adjusted EBITDA, see “Non-GAAP Financial Measures” below.
[10]	For a discussion of Adjusted EBITDA, see “Non-GAAP Financial Measures” below.

Liquidity and Capital Resources

The Company has approximately $6.7 million of cash and cash equivalents as of June 30, 2024. The Company’s primary sources of liquidity include cash on hand and cash generated from operations which are highly dependent upon the state of the advertising markets, consumer spending and other conditions, many of which are beyond the Company’s control.

The Company has a $9,000,000 bank line of credit. The line bears interest at the greater of (i) one percent (1.000%) or (ii) the Prime Rate minus seventy five hundredths percent (-0.750%). The line of credit expired in October 2024, at which time, the Company renewed for an additional year. The Company was in compliance with certain financial covenants imposed by the line of credit agreement as of June 30, 2024. At June 30, 2024, the outstanding balance was $500,000 and the interest rate on the line of credit was 7.75%.

The principal uses of cash that affect the Company’s liquidity position include the following: operational expenditures including production costs; marketing and promotional expenses; expenses related to broadcasting the Company’s programming; employee and facility costs; capital expenditures; income taxes, interest payments and legal fees and settlements.

In June 2024, the Company issued a Private Placement Memorandum (the “PPM”) to potential investors, aiming to raise capital through the sale of its Series B Preferred Stock in a Private Placement. The initial offering is for up to 30,000 shares of Series B Preferred Stock at $5,000 per share for a base offering amount of $150,000,000, with the option to expand up to 45,000 shares of Series B Preferred Stock for an offering amount of $225,000,000. The PPM was distributed to accredited investors as defined under Regulation D of the Securities Act of 1933. It outlines various risk factors associated with the investment, including market risk, operational risk, and regulatory risk. Detailed terms and conditions related to the offering, such as pricing, minimum investment requirements, and subscription procedures, are included in the memorandum. As of January 31, 2025, the Company has sold 38,262 shares of its Series B Preferred Stock from the PPM, resulting in net proceeds to the Company of $175,331,715.

On September 26, 2024, the Company entered into a settlement agreement with Smartmatic pursuant to which the parties agreed to resolve the lawsuits among them. The Company agreed to pay a settlement of approximately $40 million payable over time and granted a five year cash exercise warrant to purchase 2,000 of Series B preferred stock at an exercise price of $5,000 per share.

The Company believes these sources of liquidity are sufficient to meet its business operating requirements and its capital expenditures for the next 12 months.

Convertible Preferred Stock

Convertible Preferred Stock as of June 30, 2024 and December 31, 2023 (41,034 and 11,034 total shares authorized, respectively, and all classes are $0.001 par value per share) is as follows:

	Issued and Outstanding as of
Class	June 30, 2024	December 31, 2023
Series A	611	611
Series A (with redemption rights)	35	35
Series A-1	1,222	1,222
Series A-2	2,647	2,647
Series A-3	1,060	1,060
Series B	1,897	-
	7,472	5,575

The shares of Series A, Series A-1, Series A-2, and Series A-3 Preferred Stock accrue an annual dividend rate of 5.0% on the price per share. Dividends accrue quarterly and are payable when and if declared and only upon the occurrence of a liquidity event. The holders of shares Series A-1, A-2 and A-3 Preferred Stock also have the right to designate members to the Company’s board of directors, demand registration rights and limited approval rights. As of June 30, 2024 and December 31, 2023, the Company has not recognized an accrual for unpaid dividends on Series A, Series A-1, Series A-2, and Series A-3 Preferred Stock which amount to $28,611,252 and $25,723,781, respectively. Included in these amounts are dividends that have been accreted to the preferred stock being measured at its maximum redemption value (See Note 13 to the June 30, 2024 unaudited condensed consolidated financial statements included elsewhere in this registration statement).

The shares of Series B Preferred Stock accrue an annual dividend rate of 7.0% on the price per share. Dividends accrue daily and are payable when and if declared by the board of directors, or upon the occurrence of a liquidity event. The holders of shares of Series B Preferred Stock do not have voting rights. Series B Preferred Stock is classified in permanent equity because redemption is within control of the Company. Accumulated and unpaid dividends on Series B Preferred stock was $12,713 as of June 30, 2024.

The shares of Series A, Series A-1, Series A-2, Series A-3, and Series B Preferred Stock have preference over dividends payable with respect to Existing Common Stock. No cash or other dividend or distribution may be declared or paid on the Existing Common Stock unless a dividend or other distribution is also declared and paid on the shares of Series A, Series A-1, Series A-2, Series A-3, and Series B Preferred Stock.

The Preferred Stockholders have liquidation rights over holders of Existing Common Stock in the event of a liquidation in an amount equal to their respective price per share. The shares of Series A, Series A-1, Series A-2 and Series A-3 Preferred Stock have conversion rights to convert into shares of Existing Class A Common Stock. The shares of Series B Preferred Stock have conversion rights to convert to shares of Existing Class B Common Stock. See “Description of Capital Stock” for details of the conversion terms.

Cash and Cash Equivalents

As of June 30, 2024, cash and cash equivalents balance was approximately $6.7 million and as of November 30, 2024 cash and cash equivalents was approximately $51.5 million. Cash and cash equivalents consist of interest-bearing deposit accounts and money market accounts managed by third-party financial institutions, and highly liquid investments with maturities of three months or less. The existing cash and cash equivalents, along with projected cash flows, are sufficient to fund our liquidity needs for the next 12 months. At this time, we do not anticipate the need to raise additional capital.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Six months ended June 30,
	2024	2023
Net cash provided by (used in):
Operating activities	$(7,429,387)	$(6,456,198)
Investing activities	(108,503)	5,815,686
Financing activities	7,935,636	-

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was $7.43 million and was primarily due to a net loss and decreases in deferred revenue and accounts payable offset by depreciation and increase in accrued expenses.

Net cash used in operating activities for the six months ended June 30, 2023 was $6.46 million and was primarily due to a net loss offset by loss on asset impairment, depreciation, increase in accounts payable and decrease in accounts receivable and prepaid distribution.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was $0.11 million primarily due to an increase in the sale of investments offset by purchases of fixed assets.

Net cash provided by investing activities for the six months ended June 30, 2023 was $5.82 million primarily due to an increase in the sale of investments offset by purchases of fixed assets.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 was $7.94 million primarily due to a proceeds received from issuance of convertible notes.

Non-GAAP Financial Measures

Adjusted EBITDA is defined as revenues less cost of revenues and general and administrative expenses and does not include depreciation and amortization, interest expense, net, impairment charges, unrealized gains (losses) on marketable securities, other corporate matters (consisting primarily of certain litigation expenses, and related fees, for specific proceedings that the Company has determined are infrequent and unusual in terms of their magnitude), other, net, and income tax expense.

Management believes that information about Adjusted EBITDA assists all users of the Company’s financial statements by allowing them to evaluate changes in the operating results of the Company’s portfolio of businesses separate from non-operational factors that affect net income, thus providing insight into both operations and the other factors that affect reported results. Adjusted EBITDA provides management, investors and equity analysts a measure to analyze the operating performance of the Company’s business and its enterprise value against historical data and competitors’ data, although historical results, including Adjusted EBITDA, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

Adjusted EBITDA is considered a non-GAAP financial measure and should be considered in addition to, not as a substitute for, net income, cash flow and other measures of financial performance reported in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment charges, which are significant components in assessing the Company’s financial performance. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Off-Balance Sheet Arrangements

As of June 30, 2024, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments related to credit provisions, fair value of the derivative liability, fair value of the warrant liability and income taxes. Management bases its estimates and judgments on historical experience as well as various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting estimates, among others, reflect the more significant judgments and estimates used in the preparation of our financial statements.

Accounts Receivable and Allowance for Credit Losses

The Company’s allowance for credit losses consists of losses expected based on known credit issues with specific customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectability. The accounts receivables balances consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Accounts receivable	$25,245,422	$25,579,689
Allowance for credit losses	(2,269,808)	(3,607,933)
Accounts receivable, net	$22,975,614	$21,971,756

Accounts receivable balances charged off against the allowance were $0.88 million for the six months ended June 30, 2024 and $0.04 million for the year ended December 31, 2023. Changes in the assumptions used to calculate the allowance for credit losses can have a material impact on our financial results.

The allowance for credit losses as of June 30, 2024, was $2.3 million, representing approximately 8.99% of total accounts receivable which represents a decrease compared to the allowance for credit losses as of December 31, 2023, which was $3.6 million or 14.1% of total accounts receivable. If actual customer defaults exceed our estimates by 1%, we would expect an additional $247 thousand in credit losses, which could materially affect our financial results.

Other Assets

For the year ended December 2023, the Company capitalized a separate payment obligation of $41.3 million associated with a commercial counterparty to resolve various claims. The Company accounted for the payment as a reduction to the transaction price in accordance with the guidance in ASC 606-10-32-25 and 26 and is amortizing the asset as a contra-revenue item. In connection with the signing of this agreement, the Company identified indicators that the carrying value of these upfront costs were not fully recoverable based on estimated cash flows related to the customer relationship. As a result, the Company’s broadcast segment recognized impairment of the upfront cost during 2023 of $23.9 million in the accompanying consolidated statements of operations.

The Company evaluates these other assets for impairment each reporting period based upon its estimate of recoverability of the asset. Recoverability of the asset is based upon estimated cash flows including reductions for direct and allocable costs attributable to the underlying business arrangement. The estimation of future cash flows used to assess the recoverability of other assets is highly sensitive to changes in underlying assumptions, such as expected consideration and allocation of expenses directly attributable to the underlying business arrangement.

Embedded Derivatives

Embedded derivatives that are required to be bifurcated from the underlying host instruments are accounted for and valued as a separate financial instrument.

These embedded derivatives are bifurcated, accounted for at their estimated fair value, which is based on certain estimates and assumptions, and presented separately on the consolidated balance sheets. Changes in fair value of the embedded derivatives are recognized as a component of other expense on our condensed consolidated statements of operations.

Warrant Liabilities

Warrant liabilities are categorized within Level 3 of the fair value hierarchy and are remeasured at each financial reporting date with any changes in fair value being recognized in change in fair value of warrant liabilities in the condensed consolidated statements of operations and comprehensive (loss) income.

Income Taxes

Significant management estimates and judgments are involved to determine the provision for income taxes, deferred tax assets and liabilities and valuation allowances.

An assessment is performed on a quarterly basis to determine the likelihood of realizing deferred tax assets. This assessment includes evaluating positive and negative evidence, such as: (i) creation and timing of future taxable income associated with the reversal of deferred tax liabilities in excess of deferred tax assets; (ii) expiration of net operating losses; and (iii) historical amounts of income or losses. Based on this assessment, valuation allowances are utilized to reduce deferred tax assets to the extent necessary to result in an amount that is more likely than not to be realized in future periods.

Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, forecasted financial conditions and results of operations in future periods, as well as results of audits and examinations of filed tax returns by taxing authorities.

JOBS Act Accounting Election

Newsmax is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Newsmax intends to elect to adopt new or revised accounting standards under private company adoption timelines. Accordingly, the timing of our adoption of new or revised accounting standards will not be the same as other public companies that are not emerging growth companies or that have opted out of using such extended transition period. See “Implications of Being an Emerging Growth Company” for further discussion.

Quantitative and Qualitative Disclosures about Market Risk

Newsmax is exposed to certain market risks as part of our ongoing business operations.

Credit Risk

The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable. We place cash and cash equivalents with financial institutions with high credit standing and excess cash in marketable investment grade debt securities. We are exposed to credit risk on accounts receivable in the event of default by a customer. We bill our customers under customary payment terms and review customers for credit worthiness. The term between invoicing and payment due date is not significant.

Interest Rate Risk

We are exposed to interest rate risk on our balances of cash and cash equivalents. As of December 31, 2023, we had cash and cash equivalents of approximately $6.0 million, consisting of investments in interest-bearing money market accounts for which the fair market value would be affected by changes in the general level of interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% increase or decrease in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

MANAGEMENT

The following table presents information with respect to our executive officers and directors as of the date of this Offering Circular:

Name	Age	Position at Newsmax Inc.	Position at Newsmax Media
Officers:
Christopher Ruddy	60	Chief Executive Officer	Chief Executive Officer
Darryle Burnham	60	Chief Financial Officer	Chief Financial Officer
Andrew Brown	55	N/A	Chief Operating Officer

Directors:
Christopher Ruddy	59	Director	Chief Executive Officer and Director
Nancy G. Brinker	77	Director	N/A
Christopher N. Cox	45	Director	N/A

Christopher Ruddy is the Chief Executive Officer and is a member of the board of directors of Newsmax Inc. and Newsmax Media. Mr. Ruddy founded Newsmax Media in 1998. Prior to founding Newsmax, Mr. Ruddy worked as a journalist at the New York Post and Pittsburgh Tribune-Review. Mr. Ruddy was recognized in Multichannel News’ “News Titans”: Top 10 People to Know in TV News in 2017, and by Newsweek as one of America’s top 20 most influential news media personalities. Mr. Ruddy served as a member of the Knight Foundation’s Commission on Trust, Media and American Democracy and previously as a member of Dr. Henry Kissinger’s Counsel for the Center for Strategic and International Studies. Mr. Ruddy holds a bachelor of arts summa cum laude from St. John’s University and a master’s degree in public policy from the London School of Economics. Mr. Ruddy has also been a Media Fellow at the Hoover Institution at Stanford University. Mr. Ruddy’s experience and proven success in news media, well qualifies him to serve as a member of our board of directors and our Chief Executive Officer and adds significant strategic and business expertise.

Darryle Burnham is the Chief Financial Officer of Newsmax Inc. and of Newsmax Media. Mr. Burnham has been with Newsmax Media since 2008. Prior to joining Newsmax Media, Mr. Burnham was Director of Finance and Operations at CopperCom Inc., Corporate Treasurer for Sleepmaster LLC (dba Serta Mattress) and Finance Manager of Procurement for Scientific Atlanta, Inc. (acquired by Cisco Systems in 2005). Mr. Burnham holds a bachelor of science degree from Florida Atlantic University and studied computer information systems at Lynn University.

Andrew Brown is the Chief Operating Officer of Newsmax Media. Mr. Brown joined Newsmax Media in 2012 as director of operations for Humanix Publishing. In October 2014, Mr. Brown was promoted to Chief Operations Officer at Newsmax Media. Mr. Brown is responsible for the day-to-day operations and oversees the operational infrastructure, IT and facilities. Prior to Newsmax, Mr. Brown was the production director at Scribe Inc., overseeing all aspects of workflow and technology. He also served as a software product manager at Managing Editor Inc., responsible for newspaper and magazine software, and was an editor at The Commercial Dispatch. Mr. Brown earned a bachelor of science degree from Mississippi State University.

Non-Employee Directors

Nancy Goodman Brinker is the founder of The Promise Fund and Susan G. Komen for the Cure. Ms. Brinker was also United States Ambassador to Hungary from 2001 to 2003 and Chief of Protocol of the United States from 2007 to the end of the George W. Bush administration. In 2011, she was appointed a Goodwill Ambassador for Cancer Control by the World Health Organization. For her work on breast cancer research, Time magazine named Ms. Brinker to its 2008 list of the 100 most influential people in the world. Ms. Brinker was awarded the Presidential Medal of Freedom by Barack Obama in August 2009. Ms. Brinker is a lifetime member of the Council on Foreign Relations and has received numerous accolades for her global work, including the prestigious Mary Woodard Lasker Award for Public Service, the Champions of Excellence Award presented by the Centers for Disease Control, the Porter Prize presented by the University of Pittsburgh Graduate School of Public Health, the Forbes Trailblazer Award, Ladies Home Journal’s “100 Most Important Women of the 20th Century”, and the Anti-Defamation League Americanism Award. In 2015, Ms. Brinker was inducted to the National Women’s Hall of Fame and in 2016 she received the Order of Lincoln Award – Illinois’ highest honor for professional achievement and public service. We believe that Ms. Brinker’s extensive experience and record of achievement in public service provide her with the qualification to serve as a director.

Christopher Nixon Cox is an American lawyer based in New York. He is the only child of Tricia Nixon Cox and Edward F. Cox, and grandson of President Richard Nixon and First Lady Pat Nixon. Mr. Cox also serves as the Chief Executive Officer of Lightswitch Capital, a private equity fund investing in biotech companies. He has been involved in private equity transactions for over two decades. Previously, Mr. Cox was a corporate associate at the law firm of Weil, Gotshal & Manges, where he worked in the Private Equity Group, and recently, Mr. Cox was Vice Chairman of BrightSphere Investment Group. Mr. Cox graduated from Princeton University with an A.B. in Politics and received his J.D. from NYU School of Law. We believe that Mr. Cox’s experience in business, law and corporate transactions provide him with the qualification to serve as a director.

Family Relationships

There are no family relationships between any of our directors, director nominees or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, director nominees or officers has, in the past ten years, filed bankruptcy, been convicted in a criminal proceeding or named in a pending criminal proceeding, been the subject of any order, judgment, or decree of any court permanently or temporarily enjoining him or her from any securities activities, or any other disclosable event required by Item 401(f) of Regulation S-K.

Director Independence

Our board of directors has determined that, and are considered “independent directors” under the NYSE listing rules, which is defined generally as a person other than an executive officer or employee of the Company who does not have a relationship that, in the option of the board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Our Board of Directors

Following this Offering, our board of directors will consist of five members. Our board of directors is generally responsible for the oversight of corporate risk in its review and deliberations relating to our activities. Risk is inherent in every business. As is the case in virtually all businesses, we face a number of risks, including operational, economic, financial, legal, regulatory, and competitive risks. Our management is responsible for the day-to-day management of the risks we face. Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management.

In its oversight role, our board of directors’ involvement in our business strategy and strategic plans plays a key role in its oversight of risk management, its assessment of management’s risk appetite, and its determination of the appropriate level of enterprise risk. Our board of directors receives updates at least quarterly from senior management and periodically from outside advisors regarding the various risks we face, including operational, economic, financial, legal, regulatory, and competitive risks. Our board of directors also risks relating to various developments such as acquisitions, debt and equity offerings, and new service offerings.

For so long as the holders of Series A-1 Preferred Stock continue to hold at least 50% of the shares of Series A-1 Preferred Stock purchased by them on April 16, 2019, the holders of the Series A-1 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.’s board of directors. For so long as the holders of Series A-2 Preferred Stock continue to hold at least 50% of the shares of Series A-2 Preferred Stock purchased by them on July 3, 2019, the holders of the Series A-2 Preferred Stock are entitled to nominate two directors to serve on Newsmax Inc.’s board of directors. For so long as the holders of Series A-3 Preferred Stock continue to hold at least 50% of the shares of Series A-3 Preferred Stock purchased by them on July 16, 2020, the holders of the Series A-3 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.’s board of directors.

Board Committees

Following this Offering, our board of directors will have an Audit Committee. The Audit will have a written charter, which will be available on our corporate website, Newsmax.com.

Audit Committee

Upon the consummation of this Offering, our audit committee will consist of, and with serving as chair. Our board of directors have affirmatively determined that, and each meet the definition of “independent director” under the NYSE rules, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the NYSE rules. In addition, our board of directors has determined that will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K, The audit committee responsibilities include:

●	overseeing the compensation and work of and performance by our independent registered public accounting firm and any other registered public accounting firm performing audit, review or attestation services for us;

●	engaging, retaining and terminating our independent registered public accounting firm and determining the terms thereof;

●	assessing the qualifications, performance and independence of the independent registered public accounting firm;

●	evaluating whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence;

●	reviewing and discussing the audit results, including any comments and recommendations of the independent registered public accounting firm and the responses of management to such recommendations;

●	reviewing and discussing the annual and quarterly financial statements with management and the independent registered public accounting firm;

●	producing a committee report for inclusion in applicable Commission filings;

●	reviewing the adequacy and effectiveness of internal controls and procedures;

●	establishing procedures regarding the receipt, retention and treatment of complaints received regarding the accounting, internal accounting controls, or auditing matters and conducting or authorizing investigations into any matters within the scope of the responsibility of the audit committee;

●	reviewing transactions with related persons for potential conflict of interest situations and

●	Reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Code of Ethics

Prior to the closing of this Offering, we will adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our corporate website and is filed as an exhibit to this Offering Circular. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our corporate website or in filings under the Exchange Act.

Indemnification of Directors and Officers

Article Nine of Newsmax Inc.’s Articles of Incorporation provides that Newsmax Inc. shall, to the fullest extent legally permissible under the provisions of the FBCA, as the same may be amended and supplemented, indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civi1, criminal, administrative, or investigative (other than an action by or in the right of Newsmax Inc.) by reason of the fact that the person is or was a director or officer of Newsmax Inc., against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Newsmax Inc., and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Pursuant to Newsmax Inc.’s Articles of Incorporation, such indemnification or advancement of expenses provided by, or granted pursuant to, Section 607.0850 of the FBCA, shall not be deemed exclusive of any other rights to which an indemnified party may be entitled under any bylaw, agreement or resolution adopted by Newsmax Inc.’s board of directors.

Article Seven of Newsmax Inc.’s Bylaws provides that to the fullest extent permitted under the law of the State of Florida, Newsmax Inc. shall have the power to indemnify, and shall indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Newsmax Inc.) by reason of the fact that the person is or was serving at the request of Newsmax Inc. as a director, officer, employee or agent of Newsmax Inc., against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Newsmax Inc., and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

In addition to the foregoing, each of Newsmax Inc. and Newsmax Media carry a directors and officers insurance policy that covers certain liabilities of their respective officers and directors arising out of claims based on acts or omissions in their capacities as directors or officers.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following section describes our compensation program for 2024 and the compensation of our Chief Executive Officer and other two most highly compensated executive officers (each, a “Named Executive Officer” or “NEO”) during 2024. For 2024, the following individuals were our Named Executive Officers:

●	Christopher Ruddy, Chief Executive Officer

●	Darryle Burnham, Chief Financial Officer

●	Andrew Brown, Chief Operating Officer

Detailed information on the compensation for our NEOs is presented in the following tables and accompanying narrative.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our NEOs for the year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings	All Other Compensation ($) (2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Christopher Ruddy Chief Executive Officer (1)	2024	$373,077	$275,000	$0	$0	$0	$0	$265,462	$913,539
Darryle Burnham Chief Financial Officer	2024	$357,000	$0	$0	$100,000	$0	$0	$32,453	$489,453
Andrew Brown Chief Operating Officer	2024	$175,396	$0	$0	$25,000	$0	$0	$8,707	$209,103

(1)	All amounts listed in this table for Mr. Ruddy include a portion of compensation and expense reimbursement paid to Crown Reserve LLC, an entity wholly owned by Mr. Ruddy.

(2)

Amounts reported represent the aggregate grant date fair value of equity awards granted to the named executive officers, computed in accordance with the Financial Accounting Standards Board’s, or FASB’s, Accounting Standards Codification, or ASC, Topic 718. Additional information regarding the assumptions made in calculating the grant date for the value of the equity awards reported in this column will be provided in the notes to the consolidated financial statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2024.

(3)	For 2024, all other compensation for each NEO includes the following:

Name	Car and Auto Insurance Payment ($)	Tax Gross Up ($)	Apartment Reimbursement	Personal Liability Insurance Premium $	Life Insurance Payments	401(k) Match	Total ($)
Christopher Ruddy (1)	$27,298	$48,790	$124,771	$799	$46,746	$17,058	$265,462
Darryle Burnham (2)	$13,018	$2,449	$0	$0	$0	$16,986	$32,453
Andrew Brown	$0	$0	$0	$0	$0	$8,707	$8,707

(1)	We pay directly Mr. Ruddy’s car lease payments and auto insurance, provide matching contributions under the terms of our 401(k) plan and pay a portion of various life insurance and other personal liability insurance premiums. In addition, prior to August 1, 2024 we reimbursed Mr. Ruddy for the costs of his apartment in New York City, which was used by Mr. Ruddy when he worked out of our New York City office. Starting on August 1, 2024, we leased our own apartment in New York City as a corporate apartment, the use of which we provide to Mr. Ruddy when he is working out of our New York City office.

(2)	We reimburse Mr. Burnham’s car lease payments (and provide a tax gross up to cover certain taxes due by Mr. Burnham as a result of such reimbursement) and provide matching contributions under the terms of our 401(k) plan.

(3)	We provide Mr. Brown matching contributions under the terms of our 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding awards held by each of our Named Executive Officers that were outstanding as of December 31, 2024 and reflecting the anticipated Forward Stock Split. There were no other equity awards held by our NEOs as of December 31, 2024.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable (1)	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised earned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards; Market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Darryle Burnham	44,381	0	0	$30,539.29	6/8/2031	0	0	0	0
	37,210	0	0	36,308.56	6/29/2033	0	0	0	0
Andrew Brown	11,095	0	0	$30,539.29	6/8/2031	0	0	0	0
	9,336	0	0	36,308.56	6/29/2033	0	0	0	0

(1)	All option awards were fully vested on December 31, 2024.

Employment Agreements

We have entered into the following employment agreements with our Named Executive Officers:

Christopher Ruddy

In June 2024, we entered into an Amended and Restated Employment Agreement with Mr. Ruddy, pursuant to which Mr. Ruddy serves as our President and Chief Executive Officer. Mr. Ruddy’s employment agreement provides for a base salary of $400,000 and provides that he will be eligible for annual merit-based increases of such salary or cost-of-living increases at the discretion of our board of directors (the “Board”). The Board shall also determine any bonus opportunities or other compensation to be provided to Mr. Ruddy.

Mr. Ruddy is eligible to participate in our benefit plans, including but not limited to, group hospitalization, health, life, disability, travel or accident insurance, equity incentive plan, retirement income or pension plan, 401(k) plan or other present or future group employee benefit plan or program for which executives are or will become eligible. Mr. Ruddy is entitled to accumulate twenty-seven (27) days of PTO per year (provided, that if at the end of each calendar year, Mr. Ruddy has more than ten (10) PTO days accrued and unused, then the Company shall pay him the value of such excess PTO days in cash during the first payroll run of the new calendar year), and is also entitled to receive (i) reimbursement for insurance expenses associated with personal liability, personal liability umbrella and life insurances in which an affiliate of Mr. Ruddy (or his trust) is the beneficiary; (ii) reimbursement for car expenses (including, but not limited to lease and insurance payment); and (iii) a housing allowance for all expenses in connection with an apartment located in New York, NY to be used at his sole discretion, including for travel to our offices in New York, NY (and a tax gross-up to cover any taxes resulting from such expenses and such tax gross-up).

Pursuant to Mr. Ruddy’s employment agreement, in the event that his employment is terminated by the Company without cause, or if he resigns for “good reason,” he will be entitled to (i) severance compensation in an amount equal to 24 months of his then-current base salary; (ii) any bonuses earned, but not yet paid for any completed full fiscal year or calendar quarter immediately preceding the termination date; (iii) continuation of health benefits for a period of 24 months and (iv) payout of his accrued vacation.

In the event that Mr. Ruddy’s employment is terminated by reason of his death or disability, the Company shall pay him (or his estate, as applicable) a payout for his accrued vacation.

Darryle Burnham

In June 2024, we entered into an Amended and Restated Employment Agreement with Mr. Burnham, pursuant to which Mr. Burnham serves as our Chief Financial Officer. Mr. Burnham’s employment agreement provides for a base salary of $357,000 and provides that he will be eligible for annual merit-based increases of such salary or cost-of-living increases at the discretion of the Company. The Chief Executive Officer of the Company shall also determine any bonus opportunities or other compensation to be provided to Mr. Burnham.

Mr. Burnham is eligible to participate in our benefit plans, including but not limited to, group hospitalization, health, life, disability, travel or accident insurance, equity incentive plan, retirement income or pension plan, 401(k) plan or other present or future group employee benefit plan or program for which executives are or will become eligible. Mr. Burnham is entitled to accumulate twenty-seven (27) days of PTO per year (provided, that if at the end of each calendar year, Mr. Burnham has more than ten (10) PTO days accrued and unused, then the Company shall pay him the value of such excess PTO days in cash during the first payroll run of the new calendar year), and is also entitled to receive reimbursement for lease payments for a vehicle approved by the Company.

Pursuant to Mr. Burnham’s employment agreement, in the event that his employment is terminated by the Company without cause, or if he resigns for “good reason,” he will be entitled to (i) severance compensation in an amount equal to 24 months of his then-current base salary; (ii) any bonuses earned, but not yet paid for any completed full fiscal year or calendar quarter immediately preceding the termination date; (iii) continuation of health benefits for a period of 24 months and (iv) payout of his accrued vacation.

In the event that Mr. Burnham’s employment is terminated by reason of his death or disability, the Company shall pay him (or his estate, as applicable) a payout for his accrued vacation.

Andrew Brown

Mr. Brown is not employed by us pursuant to any employment agreement. In the event that Mr. Brown’s employment is terminated by reason for any reason, we are not obligated to pay any amounts to him as severance compensation or benefits.

Annual Incentives

Our compensation program for Named Executive Officers and other executive officers includes eligibility for annual cash bonuses. The annual bonuses are discretionary and are paid, if at all, based on our performance and the applicable executive’s performance. Generally, the Board determines bonuses for Mr. Ruddy and Mr. Ruddy, as the CEO, determines the amount of bonuses for our other NEOs. With respect to 2024, our Board in view of our performance last year, awarded Mr. Ruddy a discretionary bonus in the amount set forth in the Summary Compensation Table above, and Mr. Ruddy determined that that no discretionary bonuses shall be paid to our other NEOs with respect to 2024.

Long-Term Incentives

Equity-based awards are a variable element of compensation that allows us to reward our NEOs for their sustained contributions to the Company. Equity awards reward performance and continued employment by a NEO, with associated benefits to the Company of attracting and retaining employees. We believe that equity-based compensation, including but not limited to stock options and restricted stock, will provide NEOs with a strong link to long-term corporate performance and the creation of shareholder value.

On May 22, 2024, the Board approved the Company’s assumption of the Newsmax Media, Inc. Equity Incentive Plan (the “Plan”) and certain stock option awards granted thereunder. Under the Plan, 240 shares of the Company’s Class B Common Stock are available for grant.

The Company may grant incentive stock options (or “ISOs”), non-statutory stock options or restricted stock to participants under the Plan. The Plan will terminate upon the expiration of a 10 year term, and awards issued thereunder shall expire as provided in the award agreement with respect thereto.

In connection with this Offering, the Board expects to adopt our 2025 Omnibus Equity Incentive Plan (the “2025 Plan”), for future awards to eligible directors, officers, employees and consultants of the Company and its subsidiaries. We expect that our 2025 Plan will be effective upon the approval of our shareholders, which is expected to occur prior to the Offering.

Other Benefits

We offer standard health, dental, life and disability insurance benefits, as well as a 401(k) plan with a company match, to our NEOs, on the same terms and conditions as provided to all eligible employees. We do not offer a deferred compensation plan or pension plan.

Director Compensation

The following Director Compensation Table sets forth the compensation of our non-employee directors for the fiscal year ending December 31, 2024.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)	Option awards ($) (2)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Shaun Doherty(3)	$0	0	0	0	0	0	$0
Christopher Cox	$0	0	0	0	0	0	$0
Nancy Brinker	$0	0	$25,000	0	0	0	$25,000

(1)	We did not pay any cash fees to our non-employee directors in 2024.

(2)	On January 1, 2024, we granted a stock option award with respect to 0.69 shares (9,336 shares reflecting the anticipated Forward Stock Split) of the Company’s Class B Common Stock to Ms. Brinker, which vests in full on January 1, 2025. The amount shown above reflects the aggregate grant date fair value of such award computed in accordance with FASB’s ASC Topic 718. Other than this stock option award to Ms. Brinker, our non-employee directors hold no other equity incentive awards. Additional information regarding the assumptions made in calculating the grant date for the value of the equity awards reported in this column will be provided in the notes to the consolidated financial statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2024.

(3)	Mr. Doherty resigned from the Board effective January 30, 2024.

Narrative to Director Compensation Table

We do not currently have a non-employee director compensation policy. Notwithstanding the foregoing, our non-employee directors were paid such amounts for their services as was determined by the Board from time to time. In addition. each director or member of a committee of the Board may be reimbursed for expenses, if any, of attendance at each meeting of the Board or committee thereof, as applicable.

Following the completion of this Offering, we intend to adopt a non-employee director compensation policy pursuant to which our non-employee directors will be eligible to receive cash compensation and equity awards for service on our Board and committees thereof.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of January 31, 2025 by:

●	each of our named executive officers;

●	each of our directors and director nominees;

●	all of our current and proposed directors and named executive officers as a group; and

●	each stockholder known by us to own beneficially more than 5% of our Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Common Stock that may be acquired by an individual or group within 60 days of January 31, 2025, pursuant to the exercise of options or warrants or conversion of preferred stock or convertible debt, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership prior to the Offering is based on 223,490,563 shares of Common Stock issued and outstanding, consisting of 78,478,594 shares of Class A Common Stock and 145,011,969 shares of Class B Common Stock, following the Recapitalization and the Forward Stock Split, and assumes the issuance of 38,262 shares of Series B Preferred Stock in the Private Placement as of January 31, 2025. Percentage of ownership after the Offering is based on 238,490,563 shares of Common Stock issued and outstanding, consisting of 78,478,594 shares of Class A Common Stock and 160,011,969 shares of Class B Common Stock issued and outstanding, following the Recapitalization and the Forward Stock Split, and assumes the issuance of 38,262 shares of Series B Preferred Stock in the Private Placement, the issuance of the maximum number of Shares in this Offering and the completion of the Offering by March 31, 2025. See “Description of Capital Stock” for details of the conversion terms for the Series A, Series A-1, Series A-2, Series A-3 and Series B Preferred Stock.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Newsmax Inc., 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)					% of Total Voting Power	Shares of Common Stock Beneficially Owned After Offering(3)					% of Total Voting Power
Name of	Class A		Class B			Before	Class A		Class B			After
Beneficial Owner	Shares	%	Shares		%	Offering(2)	Shares	%	Shares		%	Offering(2)
Directors and Executive Officer:
Christopher Ruddy, Director and Chief Executive Officer (4)	78,478,594	100%	-		*	84.4%	78,478,594	100%	-		*	83.1%
Darryle Burnham, Chief Financial Officer	-	*	81,591	(5)	*	*	-	*	81,591		*	*
Nancy G. Brinker, Director	-	*	9,336	(6)	*	*	-	*	9,336		*	*
Christopher N. Cox, Director	-	*	-		*	*	-	*	-		*	*
Andrew Brown, Chief Operating Officer	-	*	20,431	(7)	*	*	-	*	20,431	]	*	*

Directors and Executive Officers as a group (5 persons) 5% or Greater Stockholders:	78,478,594	100%	111,358		*	84.4%	78,478,594	100%	111,358		*	83.1%
Christopher Ruddy Revocable Trust dated October 12, 2007(4)	78,478,594	100%	-		*	84.4%	78,478,594	100%	-		*	83.1%
Conyers Investments LLC (8)	-	*	39,635,726		27.3%	4.3%	-	*-	39,635,726		24.8%	4.2%
Ekwatoria Enterprises Inc. (9)	-	*	7,310,158		5.0%	*	-	*-	7,310,158		4.6%	*
Naples Investment HoldCo, LLC (10)(11)	-	*	34,699,111		23.9%	3.7%	-	*-	34,699,111		21.7%	3.7%

*	Indicates beneficial ownership of less than 1%.

(1)	Based on 223,490,563 shares of Common Stock issued and outstanding, consisting of 78,478,594shares of Class A Common Stock and 145,011,969 shares of Class B Common Stock, following the Recapitalization and the Forward Stock Split, and assumes the issuance of 38,262 shares of Series B Preferred Stock in the Private Placement as of January 31, 2025.

(2)	The holders of Class A Common Stock are entitled to ten votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one vote for each share of Class B common Stock held of record, on all matters submitted to a vote of the stockholders.
(3)	Based on 238,490,563 shares of Common Stock issued and outstanding, consisting of 78,478,594shares of Class A Common Stock and 160,011,969 shares of Class B Common Stock issued and outstanding, respectively, following the Recapitalization and the Forward Stock Split, and assumes the issuance of 38,262 shares of Series B Preferred Stock in the Private Placement and the issuance of the maximum number of Shares in this Offering.
(4)	The 78,478,594 shares of Class A Common Stock beneficially owned by Christopher Ruddy are held by the Christopher Ruddy Revocable Trust dated October 12, 2007 (the “Trust”). Mr. Ruddy is the trustee of the Trust and is deemed to beneficially own the shares of Class A Common Stock owned by the Trust and has sole voting and dispositive powers over its shares. The business address of the Trust is 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487.
(5)	Consists of 81,591 shares of Class A Common Stock issuable upon the exercise of options.
(6)	Consists of 9,336 shares of Class A Common Stock issuable upon the exercise of an option.
(7)	Consists of 20,431 shares of Class A Common Stock issuable upon the exercise of options.
(8)	Conyers Investments LLC is a Connecticut limited liability company. [●] is deemed to beneficially own the shares of Class B Common Stock owned by Conyers Investments LLC and has sole voting and dispositive powers over its shares. Conyers Investments LLC’s business address is 777 S. Flagler Drive, #1001 East, West Palm Beach, Florida 33401.
(9)	Ekwatoria Enterprises, Inc. is a California corporation. Vadim Shulman, as the sole director of Ekwatoria Enterprises, Inc., may be deemed to beneficially own the shares of Class B Common Stock owned by Ekwatoria Enterprises, Inc. Ekwatoria Enterprises, Inc.’s business address is 310 Donald Douglas Loop N., Suite 205, Santa Monica, California 90405.
(10)	Naples Investment Holdco LLC (“Holdco”) is a Delaware limited liability company. Heritage Investments Limited Partnership (“Heritage Investments LP”) is the sole member of Holdco. Heritage GP Limited (“Heritage GP”) is the general partner of Heritage Investments LP. Heritage Investment Holdings Limited (“Holdings Limited”) serves as the sole director of Heritage GP. GTCS Directors Limited (“GTCS Directors”) serves as the sole director of Holdings Limited and Heritage Holdings Bare Trust (“Heritage Trust”) is the sole member of Holdings Limited. GTCS Nominees Limited (“GTCS Nominee”) serves as trustee of the Heritage Trust and Sheikh Sultan bin Jassim Al-Thani is the sole beneficiary of the Heritage Trust. Each of Heritage Investments LP, Heritage GP, Holdings Limited, GTCS Directors, Heritage Trust, GTCS Nominee and Sheikh Sultan bin Jassim Al-Thani may be deemed to beneficially own the shares owned directly by Holdco. The principal business address of each of the persons and entities named in this footnote is 13a St George Street, London, United Kingdom, W1S 2FQ.
(11)	Naples Investment Holdco LLC granted to the Trust a proxy pursuant to which the Trust may vote all of the shares of the Series A-3 Preferred Stock on matters submitted to stockholder vote, subject to certain exceptions, including, but not limited to, the right to appoint one director to the Company’s board of directors. The proxy terminates upon an initial public offering of Newsmax Inc., which this Offering qualifies as.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have not been a party during our years ended December 31, 2023 and 2022 to any transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this Offering Circular.

Policies and Procedures for Related Party Transactions

Our audit committee charter will require that our audit committee review and approve in advance any related party transaction. This covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the creation of our audit committee and the adoption of this policy, and, as such, they were not conducted on an arms’ length basis.

DESCRIPTION OF CAPITAL STOCK

Prior to the consummation of this Offering, we intend to file a post-qualification amendment to this Offering, so that we may file a registration statement on Form 8-A in connection with our plans to list the Shares on NYSE.

As of the date of this Offering Circular and prior to the consummation of the Recapitalization, the authorized capital stock of Newsmax Inc. consists of (A) 80,000 shares of Existing Common Stock, par value $0.001 per share, of which (i) 20,000 shares have been designated Existing Class A Common Stock and (ii) 60,000 shares have been designated Existing Class B Common Stock, and (B) 65,929.44 shares of preferred stock, par value $0.001, of which (i) 646 shares have been designated Series A Preferred Stock, (ii) 1,223 shares have been designated Series A-1 Preferred Stock, (iii) 2,647 shares have been designated Series A-2 Preferred Stock, (iv) 1,413.44 shares have been designated Series A-3 Preferred Stock and (v) 60,000 shares have been designated as Series B Preferred Stock.

Upon the consummation of the Recapitalization, the authorized capital stock of Newsmax Inc. will consist of (A) [____] shares of Common Stock, par value $0.001 per share, of which (i) [____] shares will be designated Class A Common Stock and (ii) [____] shares will be designated Class B Common Stock.

CAPITAL STOCK PRIOR TO THE RECAPITALIZATION

Existing Common Stock

Existing Class A Common Stock

Each holder of Newsmax Inc.’s Existing Class A Common Stock is entitled to a pro rata share of dividends made to holders of Existing Common Stock. Cash dividends shall be paid at the sole discretion of Newsmax Inc.’s board of directors. The holders of Existing Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by Newsmax Inc.’s stockholders. The Existing Class A Common Stock does not provide for cumulative voting with respect to the election of Newsmax Inc.’s directors or any other matter. As of the date of this Offering Circular, there were 6,069.67 shares of Newsmax Inc.’s Existing Class A Common Stock outstanding.

Existing Class B Common Stock

Each holder of Newsmax Inc.’s Existing Class B Common Stock is entitled to a pro rata share of dividends made to holders of Existing Common Stock. Cash dividends shall be paid at the sole discretion of Newsmax Inc.’s board of directors. The holders of Existing Class B Common Stock are entitled to one vote for each share held on all matters to be voted on by Newsmax Inc.’s stockholders, except as required under applicable law. As of the date of this Offering Circular, there were no shares of Newsmax Inc.’s Existing Class B Common Stock outstanding.

In accordance with the Registration Rights Agreement of Newsmax Inc. (the “Registration Rights Agreement”), holders of Existing Class B Common Stock have piggyback registration rights in the event Newsmax Inc. proposes to file a registration under the Securities Act. Subject to certain exceptions, Newsmax Inc. shall give written notice of such proposed filing to holders of Existing Class B Common Stock as soon as practicable (but no later than 15 days) before the anticipated filing date, and shall offer each holder the opportunity to register such number of shares of Existing Class B Common Stock as such holder may request.

Preferred Stock

Series A Preferred Stock

Newsmax Inc. has designated 646 shares of its preferred stock as Series A Preferred Stock. Shares of Series A Preferred Stock are convertible into shares of Newsmax Inc.’s Existing Class A Common Stock at any time at the option of the holder. Newsmax Inc. has the option to force the conversion of the Series A Preferred Stock at any time on or after the earlier of (i) a merger, initial public offering (which this Offering qualifies as), acquisition or other liquidity event or (ii) the fifth anniversary of the original issue date. The shares of Series A Preferred Stock are convertible into the number of fully paid and nonassessable shares of Existing Class A Common Stock equal to the quotient of (x) $22,500 per share of Series A Preferred Stock being converted divided by (y) $22,500, subject to adjustment in the event Newsmax Inc. issues additional shares of Existing Common Stock. Dividends for shares of Series A Preferred Stock are only payable upon a liquidity event or when dividends are declared on Existing Common Stock of Newsmax Inc.

Series A-1 Preferred Stock

Newsmax Inc. has designated 1,222 shares of its preferred stock as Series A-1 Preferred Stock. Shares of Series A-1 Preferred Stock are convertible into shares of Newsmax Inc.’s Existing Class A Common Stock at any time at the election of the holders of Series A-1 Preferred Stock. Each share of Series A-1 Preferred Stock will automatically convert upon (i) an initial public offering (which this Offering qualifies as) or (ii) the election by written consent of the holders of at least a majority of the outstanding shares of Series A-1 Preferred Stock. The shares of Series A-1 Preferred Stock are convertible into the number of fully paid and nonassessable shares of Existing Class A Common Stock equal to the quotient of (x) $20,450.57 per share of Series A-1 Preferred Stock being converted, plus, upon the written consent of the holder, any accrued but unpaid dividends payable divided by (y) $20,450.57, subject to adjustment in the event Newsmax Inc. issues additional shares of Existing Common Stock.

For so long as the holders of Series A-1 Preferred Stock continue to hold at least 50% of the shares of Series A-1 Preferred Stock purchased by them on April 16, 2019 (the “Series A-1 Ownership Threshold”), the holders of Series A-1 Preferred Stock (and the director designated by the Series A-1 Preferred Stock holders) have approval rights with respect to certain actions and transactions of Newsmax Inc., including the liquidation of Newsmax Inc. and effecting any amendments to the Certificate of Designation, Articles of Incorporation, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the Series A-1 Preferred Stock.

For so long the Series A-1 Ownership Threshold is met, the holders of the Series A-1 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.’s board of directors.

An annual dividend rate of 5.0% accrues quarterly on the Series A-1 Preferred Stock.

For so long as the Series A-1 Ownership Threshold is met, the holders of Series A-1 Preferred Stock shall have the right, but not the obligation, any time between April 16, 2026, and April 16, 2028, to deliver to Newsmax Inc. a notice that the holders desire to sell all of the shares of Series A-1 Preferred Stock then held by them in exchange for an amount equal to the price paid by the holders for the Series A-1 Preferred Stock plus any accrued but unpaid dividends on the Series A-1 Preferred Stock. If Newsmax Inc. does not elect to purchase the Series A-1 Preferred Stock that the holders desire to sell within 120 days after delivery of the holders’ notice, then the holders shall have the right to sell all, but not less than all, of the Series A-1 Preferred Stock they offered to sell, to a third party reasonably acceptable to Newsmax Inc. If the holders are unable to sell the Series A-1 Preferred Stock within 12 months, then within the following 12-month period Newsmax Inc. will be required to either (i) redeem the Series A-1 Preferred Stock held by the holders in exchange for an amount equal to the price paid by the holders for the Series A-1 Preferred Stock plus any accrued but unpaid dividends on the Series A-1 Preferred Stock, or (ii) consummate a sale of Newsmax Inc.

For so long as the Series A-1 Ownership Threshold is met, the holders of Series A-1 Preferred Stock have a right of first refusal on the sale of shares by the Chris Ruddy Revocable Trust, if such shares were not previously purchased by Newsmax Inc.

The holders of Series A-1 Preferred Stock have a tag-along right on sales of stock by the Trust. Pursuant to this right, if the Trust elects to sell shares of Newsmax Inc. to a third-party, the holders of Series A-1 Preferred Stock have the right to convert their Series A-1 Preferred Stock to Existing Class A Common Stock and sell their pro-rata portion of Existing Class A Common Stock proposed to be sold by the Trust at the same price and on the same terms received by the Trust in such transaction.

In addition, the holders of Series A-1 Preferred Stock have the right to sell their shares to Newsmax Inc. if certain regulatory requirements are triggered.

Series A-2 Preferred Stock

Newsmax Inc. has designated 2,647 shares of its preferred stock as Series A-2 Preferred Stock. Shares of Series A-2 Preferred Stock are convertible into shares of Existing Class A Common Stock at any time at the election of the holders of Series A-2 Stock. Each share of Series A-2 Preferred Stock will automatically convert upon (i) an initial public offering (which this Offering qualifies as) or (ii) the election by written consent of the holders of at least a majority of the outstanding shares of Series A-2 Preferred Stock. The shares of Series A-2 Preferred Stock are convertible into the number of fully paid and nonassessable shares of Existing Class A Common Stock equal to the quotient of (x) $18,890.95 per share of Series A-2 Preferred Stock being converted, plus, upon the written consent of the holder, any accrued but unpaid dividends payable divided by (y) $18,890.95, subject to adjustment in the event Newsmax Inc. issues additional shares of Existing Common Stock.

For so long as the holders of Series A-2 Preferred Stock continue to hold at least 50% of the shares of Series A-2 Preferred Stock purchased by them on July 3, 2019 (the “Series A-2 Ownership Threshold”), the holders of Series A-2 Preferred Stock have approval rights with respect to certain actions and transactions of Newsmax Inc., including (a) the liquidation of Newsmax Inc., (b) effecting any amendments to the Certificate of Designation, Articles of Incorporation, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the Series A-2 Preferred Stock, (c) incurrence of indebtedness by Newsmax Inc. above a certain threshold, and (d) in connection with the reclassification, alteration or amendment of shares of Series A Preferred Stock, Series A-1 Preferred Stock, or Existing Common Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Newsmax Inc., the payment of dividends or rights of redemption or voting.

For so long as at Series A-2 Ownership Threshold is met, the holders of the Series A-2 Preferred Stock are entitled to nominate two directors to serve on Newsmax Inc.’s board of directors.

An annual dividend rate of 5.0% accrues quarterly on the price per share paid for the Series A-2 Preferred Stock.

For so long as the Series A-2 Ownership Threshold is met, the holders of Series A-2 Preferred Stock have a right of first refusal on the sale of shares by the Trust, if such shares were not previously purchased by Newsmax Inc. or the holders of the Series A-1 Preferred Stock.

The holders of Series A-2 Preferred Stock have a tag-along right on sales of stock by the Trust. Pursuant to this right, if the Trust elects to sell shares of Newsmax Inc. to a third-party, the holders of Series A-2 Preferred Stock have the right to convert their Series A-2 Preferred Stock to Existing Class A Common Stock and sell their pro-rata portion of Existing Class A Common Stock proposed to be sold by the Trust at the same price and on the same terms received by the Trust in such transaction.

Series A-3 Preferred Stock

Newsmax Inc. has designated 1,413.44 shares of its preferred stock as Series A-3 Preferred Stock. Shares of Series A-3 Preferred Stock are convertible into shares of Newsmax Inc.’s Existing Class A Common Stock at any time at the election of the holder of Series A-3 Preferred Stock. Each share of Series A-3 Preferred Stock will automatically convert upon (i) an initial public offering (which this Offering qualifies as) or (ii) the election by written consent of the holders of at least a majority of the outstanding shares of Series A-3 Preferred Stock. The shares of Series A-3 Preferred Stock are convertible into the number of fully paid and nonassessable shares of Existing Class A Common Stock equal to the quotient of (x) $23,619 per share of Series A-3 Preferred Stock being converted, plus, upon the written consent of the holder, any accrued but unpaid dividends payable divided by (y) $23,619, subject to adjustment in the event Newsmax Inc. issues additional shares of Existing Common Stock.

For so long as the holders of Series A-3 Preferred Stock continue to hold at least 50% of the shares of Series A-3 Preferred Stock purchased by them on July 16, 2020 (the “Series A-3 Ownership Threshold”), the holders of Series A-3 Preferred Stock (and the director designated by the Series A-3 Preferred Stock holders) have approval rights with respect to certain actions and transactions of Newsmax Inc., including (a) the liquidation of Newsmax Inc., (b) effecting any amendments to the Certificate of Designation, Articles of Incorporation, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the Series A-3 Preferred Stock, (c) incurrence of indebtedness by Newsmax Inc. above a certain threshold, and (d) in connection with the reclassification, alteration or amendment of shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, or Existing Common Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Newsmax Inc., the payment of dividends or rights of redemption or voting.

For so long as at Series A-3 Ownership Threshold is met, the holders of the Series A-3 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.’s board of directors.

An annual dividend rate of 5% accrues quarterly on the price per share paid for the Series A-3 Preferred Stock.

For so long as the Series A-3 Ownership Threshold is met, the holders of Series A-3 Preferred Stock shall have the right, but not the obligation, any time between July 16, 2027, and July 16, 2029, to deliver to Newsmax Inc. a notice that the holders desire to sell all of the shares of Series A-3 Preferred Stock then held by them in exchange for an amount equal to the price paid by the holders for the Series A-3 Preferred Stock plus any accrued but unpaid dividends on the Series A-3 Preferred Stock. If Newsmax Inc. does not elect to purchase the Series A-3 Preferred Stock that the holders desire to sell within 120 days after delivery of the holders’ notice, then the holders shall have the right to sell all, but not less than all, of the Series A-3 Preferred Stock they offered to sell, to a third party reasonably acceptable to Newsmax Inc. If the holders are unable to sell the Series A-3 Preferred Stock within 12 months, then within the following 12-month period, Newsmax Inc. will be required to either (i) redeem the Series A-3 Preferred Stock held by the holders in exchange for an amount equal to the price paid by the holders for the Series A-1 Preferred Stock plus any accrued but unpaid dividends on the Series A-3 Preferred Stock, or (ii) consummate a sale of Newsmax Inc.

For so long as the Series A-3 Ownership Threshold is met, the holders of Series A-3 Preferred Stock have a right of first refusal on the sale of shares by the Trust, if such shares were not previously purchased by Newsmax Inc.

The holders of Series A-3 Preferred Stock have a tag-along right on sales of stock by the Trust. Pursuant to this right, if the Trust elects to sell shares of Newsmax Inc. to a third-party, the holders of Series A-3 Preferred Stock have the right to convert their Series A-3 Preferred Stock to Existing Class A Common Stock and sell their pro-rata portion of Existing Class A Common Stock proposed to be sold by the Trust at the same price and on the same terms received by the Trust in such transaction.

The holders of Series A-3 Preferred Stock have the right to sell their shares to Newsmax Inc. if certain regulatory requirements are triggered. Newsmax Inc. does not expect that the regulatory requirements will be triggered or that this repurchase right will become effective.

In connection with the purchase of Series A-3 Preferred Stock from Newsmax Inc., the Series A-3 Preferred Stock holders executed and delivered to Newsmax Inc. and the Trust proxies pursuant to which, subject to certain exceptions, such holders gave the Trust the right to vote the Series A-3 Preferred Stock held by such holders from the date of the applicable proxy and until the earlier of (a) Newsmax Inc.’s initial public offering (which this Offering qualifies as), (b) five years from the date of the applicable proxy, (c) the closing of an issuance of voting securities by Newsmax Inc. in which (A) Newsmax Inc. raises $5,000,000 or more in one transaction from a single investor and (B) such investor does not execute a proxy pursuant to which such investor grants to the Trust the right to vote the newly issued voting securities, or (d) such time that Christopher Ruddy no longer exercises sole and dispositive voting power on behalf of the Trust.

Series B Preferred Stock

Newsmax Inc. has authorized a maximum of 60,000 shares of Series B Preferred Stock. The Series B Preferred Stock have no voting rights. Each share of Series B Preferred Stock shall be convertible into shares of Existing Class B Common Stock (a) at the option of the holder, at any time after the original issue date of such Share, or (b) automatically upon (w) the closing of an initial public offering (which this Offering qualifies as), (x) the closing of a qualified financing, (y) the closing of a qualified sale, or (z) the election by written consent of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, in each case, into the number of fully paid and non-assessable shares of Existing Class B Common Stock equal to the quotient of (i) the Liquidation Preference of such shares of Series B Preferred Stock being converted plus any accrued but unpaid dividends payable on such shares divided by (ii) the conversion price as of the time of the conversion. In the event of a conversion, the conversion price of a share of Series B Preferred Stock will initially equal $50,740.47; provided that, the conversion price for purposes of (i) converting shares of Series B Preferred Stock upon an initial public offering (which this Offering qualifies as) shall equal 75% of the price per share or deemed price per share sold to the public in the initial public offering (which this Offering qualifies as), and (ii) converting shares of Series B Preferred Stock upon the consummation of a qualified financing shall be 75% of the price per share sold by Newsmax Inc. in such financing. The conversion price (other than the conversion price specified in the proviso above) will be subject to adjustments as provided in the Certificate of Designation.

The shares of Series B Preferred Stock will accrue an annual dividend rate of 7.0% on the price per share. The dividend on the shares of Series B Preferred Stock shall accrue annually, beginning from the date of the issuance of the shares, and will accrue until the conversion of the shares. Dividends will be payable (entirely or partially) in cash when, as, and if declared by Newsmax Inc.’s board of directors. Notwithstanding the foregoing, in the event a Liquidity Event (as defined in the Certificate of Designation), conversion or sale occurs prior to the end of a year, no portion of dividends shall be paid with respect to such partial year. Dividends on the shares of Series B Preferred Stock will have preference over dividends payable in respect of any junior equity of Newsmax Inc.

The original conversion price of the Series B Preferred Stock (other than the conversion prices referenced in the proviso of the “Conversion Price” definition) will be subject to adjustment for any forward or reverse share split, share dividend or recapitalization affecting the Existing Class B Common Stock. Additionally, until the completion of an initial public offering (which this Offering qualifies as), the conversion price (other than the conversion prices referenced in the proviso of the “Conversion Price” definition) will be subject to a weighted average adjustment in the event that Newsmax Inc. issues additional equity securities at a purchase price less than the then current conversion price for the shares of Series B Preferred Stock, except that no adjustment will be made for certain exempt issuances such as equity securities issued as dividends or distributions in respect of the shares of Series B Preferred Stock or any other series of preferred shares of Newsmax Inc.; equity securities issued by reason of a dividend, share split, subdivision or other distribution of common shares of Newsmax Inc.; common shares of Newsmax Inc. or options issued to employees or directors of, or consultants or advisors to, Newsmax Inc. or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by Newsmax Inc.; common shares of Newsmax Inc. or convertible securities issued upon the exercise of options or common shares of Newsmax Inc. issued upon the conversion or exchange of convertible securities of Newsmax Inc.; common shares of Newsmax Inc., options or convertible securities issued in connection with a debt financing transaction, or to lessors; common shares of Newsmax Inc., options or convertible securities issued to suppliers or third party service providers in connection with the provision of goods or services; common shares of Newsmax Inc., options or convertible securities issued pursuant to the acquisition of another corporation by merger, purchase of shares or assets, or other reorganization; other issuances that in aggregate do not exceed 2% of the outstanding capital stock of Newsmax Inc.; or in any transaction in which the holders of a majority of the outstanding Shares waive their anti-dilution rights, all as further described in the Certificate of Designation.

CAPITAL STOCK UPON THE CONSUMMATION OF THE RECAPITALIZATION

Pursuant to the Amended and Restated Articles of Incorporation that will be filed upon the closing of this Offering, the existing Common Stock of the Company will be recapitalized into Class A Common Stock and Class B Common Stock. See “Recapitalization Transactions” for a description of the Recapitalization.

Class A Common Stock and Class B Common Stock

Except with respect to voting rights as described below, shares of Class A Common Stock and Class B Common Stock will have the same rights and powers, rank equally, share ratably and be identical in all respects and as to all matters.

Voting

Each holder of Class A Common Stock will be entitled to ten votes for each share of Class A Common Stock held on all matters submitted to a vote of shareholders. Each holder of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held on all matters submitted to a vote of shareholders. Except as otherwise expressly provided by the Amended and Restated Articles of Incorporation or as provided by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters submitted to a vote of the shareholders, (b) be entitled to notice of any shareholders’ meeting in accordance with the Amended and Restated Bylaws, and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law.

Dividends

Shares of Class A Common Stock and Class B Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by our board of directors; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock will receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock will receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

Liquidation Rights

Subject to any preferential or other rights of any holders of Preferred Stock then outstanding (if any), upon the liquidation, dissolution or winding up of Newsmax Inc., whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably, on a per share basis, all assets of Newsmax Inc. available for distribution to its shareholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of Common Stock of Newsmax Inc., voting together as a single class.

Preferred Stock

Our board of directors will be authorized to provide for the issuance of shares of Preferred Stock in one or more series to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of Common Stock of Newsmax Inc., voting together as a single class.

Selling Agent Warrant

Upon the closing of this Offering, there will be up to shares of Class B Common Stock issuable upon exercise of the Agent Warrant. See “Plan of Distribution—Selling Agent’s Warrants” below for a description of the selling agent’s warrants.

CORPORATE GOVERNANCE UPON EFFECTIVENESS OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

Limitations on Liability and Indemnification of Officers and Directors

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the FBCA. In addition to the foregoing, each of Newsmax Inc. and Newsmax Media carry a directors and officers insurance policy that covers certain liabilities of their respective officers and directors arising out of claims based on acts or omissions in their capacities as directors or officers. See “Management – Indemnification of Directors and Officers” for additional information. Prior to this Offering, we will enter into separate indemnification agreements with each of our directors and executive officers.

Articles of Incorporation and Bylaw Anti-Takeover Provisions

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include several anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our Amended and Restated Bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders. These procedures provide that notice of shareholder proposals must be timely and given in writing to the corporate Secretary of Newsmax Inc. In general, to be considered timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of shareholders. The notice must contain the information required by the Amended and Restated Bylaws and applicable securities laws and regulations, including information regarding the proposal and the shareholder making such proposal.

Special Meetings of Shareholders. Our Amended and Restated Bylaws provide that special meetings of shareholders may be called by only by (a) the Chairperson of the board of directors or the Chief Executive Officer of Newsmax Inc. or (b) the corporate Secretary of Newsmax Inc. upon the written request of the holders of record of not less than a majority of the voting power of all the then-outstanding shares of capital stock of Newsmax Inc., voting together as a single class, proposing a proper matter for shareholder action under the FBCA at such special meeting.

Exclusive Forum Provision. Our Amended and Restated Articles of Incorporation provides that the Florida state courts located in Palm Beach County shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of Newsmax Inc., (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Newsmax Inc. to Newsmax Inc. or Newsmax Inc.’s shareholders, (c) any action asserting a claim against Newsmax Inc. or its directors, officers or employees arising pursuant to any provision of the FBCA or the Amended and Restated Articles of Incorporation or the Amended and Restated Bylaws or (d) any action asserting a claim against Newsmax Inc. or its directors, officers or employees governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or Securities Act.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. In addition, this forum selection provision may impose additional litigation costs on shareholders in pursuing the claims identified above, particularly if the shareholders do not reside in or near the State of Florida. Alternatively, a court could find these provisions of our Amended and Restated Articles of Incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Amendment of the Amended and Restated Bylaws. Our shareholders may amend any provisions of the Amended and Restated Bylaws by obtaining the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of Common Stock of Newsmax Inc. (a “Majority Vote”), voting together as a single class; provided that, for the avoidance of doubt, (i) no vote of the holders of the Class A Common Stock or Class B Common Stock voting separately as a class shall be required to obtain a Majority Vote; and (ii) no separate vote of the holders of the Preferred Stock or any series thereof, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock, shall be required to obtain a Majority Vote.

Preferred Stock. Our Amended and Restated Articles of Incorporation authorizes our board of directors to create and issue rights entitling our shareholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for shareholder approval may delay or deter a change in control of us.

Florida Takeover Statute

The FBCA contains certain provisions which may affect the ability of a party to acquire control of the Company.

Control Share Acquisition Statute

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event that a person acquires voting shares of the Company which would have more than 20% of the voting power of all of the shares of the Company, such acquired shares have only such voting rights as are accorded the shares before the control-share acquisition only to the extent granted by resolution approved by the shareholders of the Company (excluding shares held by the person acquiring the control shares or any officers of the Company or any employees who are also directors of the Company).

Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if the Company is a party to the agreement or pursuant to an acquisition of shares of the Company if the acquisition has been approved by the board of directors of the Company before the acquisition.

A Florida corporation may provide in articles or bylaws that the corporation is not subject to these provisions, but our articles of incorporation and bylaws, each as amended, do not currently exempt the Company from these provisions. Absent such an exclusion, these provisions of the FBCA generally apply to any Florida corporation which has:

1.	One hundred or more shareholders;

2.	Its principal place of business, its principal office, or substantial assets within Florida; and

3.	Either (i) more than 10% of its shareholders resident in Florida; (ii) more than 10% of its shares owned by residents of Florida; or (iii) one thousand shareholders resident in Florida.

Transfer Agent

The transfer agent for our Class B Common Stock is Equity Stock Transfer.

PLAN OF DISTRIBUTION

The Company is offering up to 15,000,000 shares of Class B Common Stock on a “best efforts” basis at a price of $5.00 per share. There is no minimum number of shares of Class B Common Stock that we must sell in order to conduct a closing in this Offering.

The Company intends to market the Shares in this Offering using both online and offline means. Online marketing may take the form of contacting potential investors through electronic media, television broadcast advertising and posting our Offering Circular or “testing the waters” materials on an online investment platform. All advertising will direct investors to the online investment platform. This Offering Circular will be furnished to prospective investors via download from the Company’s website (www.newsmaxinvestor.com) on a landing page that relates to the offering.

The Offering will terminate at the earliest of the date at which the maximum offering amount has been sold, one year from the date upon which the Commission qualifies the Offering Statement of which this Offering Circular forms a part or the date at which the Offering is earlier terminated by the Company, in its sole discretion.

The Company intends to complete one closing in this Offering. After the closing, funds tendered by investors will be available to the Company.

Engagement Agreement with Digital Offering

We are currently party to an engagement agreement dated May 31, 2024, with Digital Offering. Digital Offering has agreed to act as our lead managing selling agent for the Offering. Digital Offering has made no commitment to purchase all or any part of the Shares but has agreed to use its best efforts to sell such Shares in the Offering. As such, Digital Offering is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Digital Offering is under no obligation to purchase any of the Shares or arrange for the sale of any specific number or dollar amount of Shares. The term of the engagement agreement will continue until the earlier to occur of: (a) the date that either party gives the other at least ten (10) days written notice of the termination of the engagement agreement, which termination may occur with or without cause, (b) December 31, 2024, and (c) the date that the Offering is consummated (such applicable date, the “Termination Date”). The engagement agreement provides that Digital Offering may engage other Financial Industry Regulatory Authority (“FINRA”) member broker-dealers that are registered with the Commission to participate as soliciting dealers for this Offering. We refer to these other broker-dealers as soliciting dealers or members of the selling group. Upon engagement of any such soliciting dealer, Digital Offering will be permitted to re-allow all or part of its fees and expense allowance as described below. Such soliciting dealer will also be entitled to receive the benefits of our engagement agreement with Digital Offering, including the indemnification rights arising under the engagement agreement upon their execution of a soliciting dealer agreement with Digital Offering that confirms that such soliciting dealer is so entitled. As of the date hereof, we have been advised that Digital Offering has retained DealMaker Securities LLC and R.F. Lafferty & Co Inc. to participate in this Offering as soliciting dealers. We will not be responsible for paying any placement agency fees, commissions or expense reimbursements to any soliciting dealers retained by Digital Offering. None of the soliciting dealers is purchasing any of the Shares in this Offering or is required to sell any specific number or dollar amount of Shares but will instead arrange for the sale of Shares to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the Shares. In addition to the engagement agreement, we plan to enter into a definitive selling agency agreement with Digital Offering prior to the commencement of the offering.

Offering Expenses

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including those charged by FINRA; (iv) all of the legal fees related to FINRA clearance; and (v) costs relating to background checks of the Company’s officers and directors (in the specific invoiced amount of $950, which amount has already been paid by us and will not be exceeded). We have also agreed to reimburse Digital Offering for up to $100,000 in legal expenses, $25,000 of which we have already paid. The $25,000 payment for legal fees already made will be reimbursed to us to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a).

Reimbursable Expenses in the Event of Termination

In the event the Offering does not close, or the selling agency agreement is terminated for any reason, we have agreed to reimburse Digital Offering for its legal fees not to exceed $100,000.

Other Expenses of the Offering

The Lead Selling Agent has engaged DealMaker Securities LLC as a soliciting dealer to assist in the placement of the Shares in those states where it is registered to undertake such activities, including soliciting potential investors on a best efforts basis.

Selling Agents’ Commission

We have agreed that the definitive selling agency agreement will provide for us to pay a commission of 7.0% of the gross proceeds received by us in the offering, which shall be allocated by Digital Offering to members of the selling group and soliciting dealers in its sole discretion (we sometimes refer to Digital Offering and such members and dealers collectively as the “Selling Agents”).

The following table shows the total commissions payable to Digital Offering on a per-share basis in connection with this offering, assuming a fully subscribed offering.

Per Share
Public offering price	$5.00
Digital Offering commission (7.0%)*	$0.35
Proceeds, before expenses, to us, per share	$4.65

*	Assuming a fully subscribed offering, Digital Offering would receive total cash commissions of $5,250,000.

Selling Agent’s Warrants

Upon the closing of the Offering, we have agreed to issue the Agent Warrant to the Selling Agents to purchase a number of Shares equal to 1.5% of the total number of Shares sold in the Offering. The Agent Warrant will be exercisable commencing six months after the date of commencement of sales in this Offering (in compliance with FINRA Rule 5110(e)(1)) and will be exercisable until the fifth anniversary of the date of commencement of sales in the offering. The exercise price for the Agent Warrant will be the amount that is 25% greater than the public offering price, or $6.25 per share. The Agent Warrant will not be redeemable. The Agent Warrant will provide for cashless exercise in the event there is not a qualified offering statement covering the shares underlying the Agent Warrant, and immediate “piggyback” registration rights, with a duration of seven years from the date of commencement of sales in the offering (in compliance with FINRA Rule 5110(g)(8)(D)), with respect to the registration of the shares of Class B Common Stock underlying the warrants. We have qualified the Shares underlying the Agent Warrant in this Offering. Under certain circumstances, we may enter into an agreement with the Selling Agents to provide the Selling Agents with a demand registration right. Pursuant to FINRA Rule 5110(g)(8)(B)-(D), under any such agreement, the Selling Agents shall not be entitled to more than one demand registration right and the duration of this registration right shall not exceed five years from the effective date of the related registration statement.

The Agent Warrant and the Shares underlying the Agent Warrant have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Selling Agents or permitted assignees under such rule, may not exercise, sell, transfer, assign, pledge, or hypothecate the Agent Warrant or the Shares underlying the Agent Warrant, nor will the Selling Agents or permitted assignees engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Agent Warrant or the underlying Shares for a period of 180 days from the date of commencement of sales in the Offering, except that they may be transferred, in whole or in part, by operation of law or by reason of our reorganization, or to any Selling Agent or selected dealer participating in the Offering and their officers, partners or registered representatives if the Agent Warrant or the underlying Shares so transferred remain subject to the foregoing lock-up restrictions for the remainder of the time period. The Agent Warrant will provide for adjustment in the number and price of such warrants (and the Shares underlying such Agent Warrant) to prevent dilution in the event of a stock dividend, stock split or other reclassification of the Shares.

Lock-Up Agreements

Except as described below, our officers, directors, and certain of our stockholders have agreed, or will agree, with Digital Offering, subject to certain exceptions, that, without the prior written consent of Digital Offering, they will not, directly or indirectly, during the period of six months following the closing of this Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, whether now owned or hereafter acquired by them or with respect to which they have or hereafter acquire the power of disposition; or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of the Common Stock or other securities, in cash or otherwise.

The lock-up agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options. In the case of our officers, directors and director nominees, the restrictions described in the preceding paragraph do not apply to:

●	transactions relating to shares of Common Stock acquired in open market transactions after the completion of this Offering; provided that, no filing by any party under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer;

●	exercises of stock options or equity awards granted pursuant to an equity incentive or other plan or warrants to purchase shares of Common Stock or other securities (including by cashless exercise to the extent permitted by the instruments representing such stock options or warrants so long as such cashless exercise is effected solely by the surrender of outstanding stock options or warrants to us and our cancellation of all or a portion thereof to pay the exercise price), provided that in any such case the securities issued upon exercise shall remain subject to the provisions of the agreement;

●

transfers of shares of Common Stock or other securities to us in connection with the vesting or exercise of any equity awards granted pursuant to an equity incentive or other plan to the extent, but only to the extent, as may be necessary to satisfy tax withholding obligations pursuant to our equity incentive or other plans;

●	pursuant to an order of a court or regulatory agency;

●	any transfer of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock that occurs by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement;

●	any distributions or transfers without consideration of shares of Common Stock or any security directly or indirectly convertible into or exercisable or exchangeable for Common Stock to limited partners, members, stockholders or affiliates of the undersigned, or to any partnership, corporation or limited liability company controlled by the undersigned or by a member of the immediate family of the party to the agreement;

●	any transfer made in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the agreement;

●	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our Common Stock, provided that such plan does not provide for the transfer of our Common Stock during the lock-up period;

●	transfers to any investment fund or other entity controlled by, or under common control or management with, the party to the agreement; or

●	transfers of shares of our Common Stock or any security convertible into or exercisable or exchangeable for our Common Stock pursuant to a qualifying bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our Common Stock.

Exchange Listing

We intend to apply to NYSE to list shares of our Class B Common Stock under the symbol “NMAX” on the NYSE. Although we believe that we currently meet the NYSE initial listing standards, prior to the start of this Offering, neither we nor Digital Offering can guarantee that the NYSE will approve our listing application. If the Shares are not approved for listing on NYSE, we will not complete the Offering contemplated hereby. Assuming our NYSE listing application is approved, our Class B Common Stock will not commence trading on the NYSE until each of the following conditions is met: (i) this Offering is successfully terminated; (ii) we have filed a post-qualification amendment to the Offering Statement, which post-qualification amendment is qualified by the Commission; and (iii) we have filed a registration statement on Form 8-A, which Form 8-A has been declared effective by the Commission. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the Commission qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification promptly following the closing of this Offering in order that the Form 8-A may become effective as soon as practicable. Even if our NYSE application is approved, we may continue marketing this Offering until the maximum amount of securities has been subscribed for, after which we will have a single closing of all investments in the Offering. Exchange trading of our Class B Common Stock on the NYSE will not commence until after the Offering has closed. No assurance can be given that our application to list on the NYSE will be approved or that an active trading market for our Class B Common Stock will develop.

Pricing of the Offering

Prior to the Offering, there has been no public market for the Shares. The initial public offering price has been determined by negotiation between us and Digital Offering. The principal factors considered in determining the initial public offering price include:

●	the information set forth in this offering circular and otherwise available to Digital Offering;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded Class B Common Stock of generally comparable companies; and

●	other factors deemed relevant by Digital Offering and us.

We intend to price the offering prior to its qualification pursuant to Rule 253(b).

Indemnification

We have agreed to indemnify the Selling Agent, its affiliates and controlling persons and members of the selling group against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Selling Agent, its affiliates and controlling persons as may be required to make in respect of these liabilities.

Our Relationship with the Lead Selling Agent

The Selling Agent and its affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Selling Agent and its affiliates may in the future perform various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Digital Offering and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. Digital Offering and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange

As set forth in Title IV of the JOBS Act, there would be no limit on how many shares an investor may purchase if this Offering results in a listing of our Class B Common Stock on the NYSE or other national securities exchange. However, our Class B Common Stock may not be listed on the NYSE upon the initial qualification of this Offering by the Commission. Additionally, we cannot provide any assurance that our application to list on the NYSE will be approved.

For individuals who are not accredited investors, if we are not listed on the NYSE, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below under “How to Calculate Net Worth”). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in this Offering. The only investors in this Offering exempt from this limitation, if our Class B Common Stock is not listed on the NYSE, are “accredited investors” as defined under Rule 501 of Regulation D under the Securities Act (each, an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)  You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)  You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below under “How to Calculate Net Worth”);

(iii)  You are an executive officer or general partner of the issuer or a director, executive officer or general partner of the general partner of the issuer;

(iv)  You are a holder in good standing of the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), and the Licensed Investment Adviser Representative (Series 65), each as issued by FINRA;

(v)  You are a corporation, limited liability company, partnership or are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares of Class B Common Stock, with total assets in excess of $5,000,000;

(vi)  You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vii)  You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(viii)  You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares of Class B Common Stock;

(ix)  You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000;

(x)  You are a Commission or state-registered investment adviser or a federally exempt reporting adviser;

(xi)  You are a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

(xii)  You are an entity not listed above that that owns “investments,” in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered; or

(xiii)  You are an Investor that certifies that (A) it is a “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (i) with at least $5 million in assets under management, (ii) not formed for the specific purpose of acquiring the securities offered and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment or (B) that it is a “family client” as defined in Rule 202(a)(11)(G)-1, of a family office meeting the criteria specified above.

This Offering will start on or after the date that the Offering is qualified by the Commission and will terminate on the earliest of the date at which the maximum offering amount has been sold, one year from the date upon which the Commission qualifies the Offering Statement of which this Offering Circular forms a part and the date at which the Offering is earlier terminated by the Company, in its sole discretion.

Procedures for Subscribing

Escrow Accounts

Except with respect to investors who are clients of DealMaker Securities LLC, or Other Broker-Dealers (as defined below) with clearing agreements in place, investors will be required to deposit their funds to the Enterprise Bank & Trust Escrow Account or the Wilmington Trust Escrow Account. The Company intends to complete one closing of this Offering. Any such funds that Enterprise Bank & Trust or Wilmington Trust receives shall be held in escrow until the closing of the Offering or such other time as mutually agreed between the Company and Digital Offering, and then used to complete securities purchases, or returned if this Offering fails to close. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH transfer directly to the applicable escrow account established for this Offering.

Other Procedures for Subscribing

Syndicate members clears through various clearing firms as do other broker-dealers who may participate in this Offering. We refer to such other broker-dealers that clear through their respective clearing firms and who may participate in this Offering as Other Broker-Dealers. Other Broker-Dealers with clearing agreements shall provide the Selling Agents with executed subscription agreements and delivery sheets from their customers and shall settle the transaction with the Selling Agents through DTC at closing. In the event that the Company does not qualify or list on the NYSE, soliciting dealers who are unable to participate in an over-the-counter security may withdraw their subscriptions prior to closing.

Prospective investors investing through Other Broker-Dealers will acquire Shares through book-entry order by opening an account with an Other Broker-Dealer, or by utilizing an existing with an Other Broker-Dealer. In each such case, the account will be an account owned by the investor and held at the clearing firm of such Other Broker-Dealer, as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement. Subscriptions for Shares acquired through an account at an Other Broker-Dealer can be processed online at https://form.jotform.com/243243545255152 or provided directly by the Broker-Dealers. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Our transfer agent is Equity Stock Transfer, LLC. Our transfer agent will record and maintain records of the shares of Class B Common Stock issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers, including the clearing firms. The clearing firm, as the clearing firm, will maintain the individual stockholder beneficial records for accounts at Other Broker-Dealers. All other investors that participate through the Enterprise Bank & Trust Escrow Account or the Wilmington Trust Escrow Account shall have their shares held at Equity Stock Transfer in digital book entry. Such shares may be transferred to the investor’s outside brokerage account by requesting their outside broker dealer to effect such transfer. Request for transfer may only be made by the outside broker dealer of the investor.

You may not subscribe to this Offering prior to the date this Offering is qualified by the Commission, which we will refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the Offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If rejected, we will return all funds to the rejected investor within ten business days. If accepted, the funds will remain in the applicable escrow account until we determine to have the closing of the offering and the funds in escrow will then be transferred into our general account.

Non-U.S. investors may participate in this Offering by depositing their funds in the escrow account held at Enterprise Bank & Trust or Wilmington Trust Escrow Account, as applicable; any such funds that Enterprise Bank & Trust or Wilmington Trust receives shall be held in escrow until the closing of this Offering or such other time as mutually agreed between the Company and the Selling Agents, and then used to complete securities purchases, or returned if this Offering fails to close.

DealMaker Securities LLC

Investors who invest through DealMaker Securities LLC may subscribe through newsmaxinvest.com by tendering funds by wire, credit, or debit card or ACH transfer to the escrow account to be set up at Enterprise Bank & Trust. Tendered funds will remain in escrow until the closing has occurred. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company will not cover credit card fees on behalf of investors.

Procedures for subscribing directly through the Company’s website

The subscription procedure is summarized as follows:

1.	Go to the newsmaxinvestor.com website and click on the “Invest Now” button;

2.	Complete the online investment form;

3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified escrow account;

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us subscription agreement. Investors will be required to complete a subscription agreement in order to invest. For so long as we are not listed on the NYSE, the subscription agreement will include a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (forms of which are attached to the Offering Statement, of which this Offering Circular forms a part, as Exhibits 4.1 and 4.2) and the funds required under the subscription agreement have been transferred to the Enterprise Bank & Trust Escrow Account, the Wilmington Trust Escrow Account or such other selected dealer designated escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Shares at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, unless a company’s offered securities are listed on a national securities exchange, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, for so long as our Class B Common Stock is not listed on the NYSE, non-accredited, natural person may only invest funds in our Class B Common Stock which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase the Shares and prior to the acceptance of any funds from an investor, for so long as our Class B Common Stock is not listed on the NYSE, an investor in our Class B Common Stock will be required to represent, to the Company’s satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

No Minimum Offering Amount

There is no minimum offering amount in this Offering and we may close on any funds that we receive. Potential investors should be aware that there can be no assurance that any other funds will be invested in this Offering other than their own funds.

No Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent and Registrar

The Company has engaged Equity Stock Transfer, LLC, a registered transfer agent with the SEC, who will serve as transfer agent to maintain stockholder information on a book-entry basis.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of Class B Common Stock in the public market after this Offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of Class B Common Stock that may be sold in the future.

Prior to the closing of this Offering and prior to the consummation of the Recapitalization, we expect that the number of shares of Existing Class B Common Stock issued and outstanding will be zero. If any options to purchase Existing Class B Common Stock of the Company are exercised prior to the closing of this Offering, then the number of issued and outstanding shares of Class B Common Stock will be based on the options exercised. 2,957 shares of Existing Class B Common Stock will be issued upon the automatic conversion of the Company’s Series B Preferred Stock upon the completion of the Offering.

Selling Stockholder Resale Prospectus

Promptly upon closing of this Offering, we intend to file a registration statement on Form S-1 (the “Resale S-1”) with the SEC to register for resale additional shares of our Class B Common Stock that are issued upon conversion of our outstanding shares of Series B Preferred Stock into Existing Class B Common Stock and recapitalized into shares of Class B Common Stock. Each share of Series B Preferred Stock automatically converts into shares of Existing Class B Common Stock upon the closing of an initial public offering, which this Offering qualifies as.

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our Class B Common Stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. Prior to filing of the Resale S-1, all shares of Class B Common Stock issued pursuant to the Recapitalization are considered to be restricted securities. The shares of our Class B Common Stock sold in this Offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our Class B Common Stock. Subject to the lock-up agreements described above, those persons may sell shares of our Class B Common Stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the Offering Statement of which this Offering Circular is a part.

Further, beginning 90 days after the effective date of the Offering Statement of which this Offering Circular is a part, a person who is not an affiliate of ours at the time such person sells shares of our Class B Common Stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our Class B Common Stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our Class B Common Stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Class B Common Stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell such shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this Offering Circular before selling such shares pursuant to Rule 701 and until expiration of the lock-up period described below.

Equity Incentive Awards

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this Offering to register the shares of Class B Common Stock that are issuable pursuant to our Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this Offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangements described below, if applicable.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our Articles of Incorporation and Bylaws, subject to the provisions of Florida law, contain provisions that allow the Company to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. We also intend to enter into indemnification agreements with each of our executive officers and directors that provide our executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the laws of the State of Florida in effect from time to time, subject to certain exceptions contained in those agreements.

LEGAL MATTERS

The validity of the shares of common stock offered by this Offering Circular will be passed upon for us by Sheppard Mullin Richter & Hampton of New York, New York.

INDEPENDENT AUDITORS

The consolidated financial statements of Newsmax Media, Inc. as of and for the years ended December 31, 2023 and 2022 included in this Offering Statement, have been audited by BDO USA, P.C., independent auditors, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission an Offering Statement on Form 1-A under the Securities Act with respect to the Shares that we are offering. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all the information set forth in the Offering Statement or the exhibits and schedules filed with the Offering Statement. For further information about us and the Shares, we refer you to the Offering Statement and the exhibits and schedules filed with the Offering Statement. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. You can read our Commission filings, including the Offering Statement, at the Commission’s website which contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the Commission. The address of the website is www.sec.gov.

Upon the consummation of this Offering, assuming that we have filed a Form 8-A, we will be required to file periodic reports, proxy statements, and other information with the Commission pursuant to the Exchange Act. These periodic reports, proxy and other information will be available for inspection at the website of the Commission referred to above. You may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the Commission. We also maintain a website at Newsmax.com. The inclusion of our website address in this Offering Circular is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Offering Circular or the Offering Statement of which this Offering Circular forms a part. Investors should not rely on any such information in deciding whether to purchase the Shares.

The Offering Statement is also available on our website at Newsmax.com. After the completion of this Offering, you may access these materials at the foregoing website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on the website is not a part of this Offering Circular and the inclusion of the website address in this Offering Circular is an inactive textual reference only.

We may supplement the information in this Offering Circular by filing a supplement with the SEC. You should read all the available information before investing.

Newsmax Inc.

Index to Audited Financial Statements for the Years Ended December 31, 2023 and 2022

Newsmax Inc.

Index to Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Newsmax Media, Inc.

Boca Raton, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Newsmax Media, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, convertible and redeemable preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2023 and 2022 financial statements have been restated to correct a misstatement.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter – Ongoing Litigation

As described in Note 12 to the consolidated financial statements, the Company is a defendant in lawsuits filed during 2021 by Smartmatic USA Corp. and certain of its affiliates (collectively, “Smartmatic”) and Dominion Voting Systems, Inc. and certain of its affiliates (collectively, “Dominion”). An unfavorable outcome in either or both lawsuits may have material adverse effects on the Company’s continuing operations, cash flows and liquidity, and financial position. Our opinion is not modified with respect to this matter.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2022.

Miami, Florida

September 3, 2024, except for the effects of the restatement discussed in Note 2 and Note 16 to the consolidated financial statements, as to which the date is December 13, 2024

NEWSMAX MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$6,037,211	$4,046,045
Investments	1,221,585	7,393,808
Accounts receivable, net	21,971,756	18,736,832
Inventories, net	3,834,706	3,833,833
Prepaid distribution	722,651	5,069,663
Prepaid expenses and other current assets	1,628,508	3,385,989
Total current assets	35,416,417	42,466,170

Property and equipment, net	8,029,457	9,863,788
Right of use asset, operating lease	10,565,899	13,749,762
Other asset	16,812,180	-
Security deposits	785,878	790,878
Total assets	$71,609,831	$66,870,598

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$19,606,959	$15,038,354
Accrued expenses	2,419,837	2,349,709
Accrued payroll	1,453,444	1,169,191
Accrued distribution	1,898,593	1,093,795
Lease liability, operating lease	3,670,598	3,447,811
Lease liability, finance lease	169,055	87,607
Line of credit	500,000	-
Settlement liability	7,279,412	-
Deferred revenue	14,850,053	10,927,489
Total current liabilities	51,847,951	34,113,956

Long-term liabilities:
Lease liability, operating lease, net of current portion	7,880,413	11,440,232
Lease liability finance lease, net of current portion	185,393	-
Settlement liability, net of current portion	32,158,126	-
Deferred revenue, net of current portion	3,122,044	3,217,020
Total liabilities	95,193,927	48,771,208

Commitments and contingencies (Note 8)
Convertible and redeemable preferred stock, $0.001 par value; 11,034 shares authorized; and 5,575 shares issued and outstanding as of December 31, 2023 and December 31, 2022	126,018,101	123,466,294

Stockholders’ deficit
Common stock, $0.01 par value; 20,000 shares authorized; 10,070 shares issued and 6,070 outstanding at December 31, 2023 and 2022	10	10
Treasury stock, 4,000 shares at cost, respectively	(14,622,222)	(14,622,222)
Additional paid-in capital	18,056,702	18,056,702
Accumulated other comprehensive income (loss)	-	(93,680)
Accumulated deficit	(153,036,687)	(108,707,714)
Total stockholders’ deficit	(149,602,197)	(105,366,904)
Total liabilities, convertible and redeemable preferred stock and stockholders’ deficit	$71,609,831	$66,870,598

The accompanying notes are an integral part of these consolidated financial statements.

NEWSMAX MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

	2023	2022
Revenues:
Service revenue	$128,839,681	$125,667,688
Product revenue	6,436,346	9,644,004
Total revenues	135,276,027	135,311,692

Cost of services	74,488,412	70,620,153
Cost of products sold	4,967,584	5,756,637
Gross profit	55,820,031	58,934,902

General and administrative expenses:
Personnel costs	26,460,464	24,450,457
Advertising costs	16,981,894	29,867,525
Professional fees	12,713,736	7,295,727
Rent and utilities	5,935,762	5,135,161
Depreciation	3,164,254	2,560,830
Asset impairment	23,928,359	-
Other	11,730,832	9,099,490
Total general and administrative expenses	100,915,301	78,409,190

Loss from operations	(45,095,270)	(19,474,288)

Other income (expense), net:
Interest and dividend income	143,760	296,704
Interest expense	(39,461)	(15,332)
Unrealized gain (loss) on marketable securities	46,318	(519,664)
Other, net	3,186,037	(204,600)
Total other income (expense), net	3,336,654	(442,892)

Net loss before income taxes	(41,758,616)	(19,917,180)

Income tax expense	18,550	19,206
Net loss	$(41,777,166)	$(19,936,386)

Other comprehensive income (loss):
Unrealized gain (loss) on available for sale debt investments, net of income tax	93,680	(93,680)
Comprehensive loss	$(41,683,486)	$(20,030,066)

Weighted average common stock outstanding, basic and diluted	6,070	6,070
Net loss per share attributable to common stockholders, basic and diluted (as restated)	(7,837)	(4,238)

The accompanying notes are an integral part of these consolidated financial statements.

NEWSMAX MEDIA, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE AND REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

	Convertible and Redeemable Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balance, December 31, 2021	5,575	$120,914,487	6,070	$10	4,000	$(14,622,222)	$18,056,702	$—	$(86,219,521)	$(82,785,031)

Other comprehensive loss	—	—	—	—	—	—	—	(93,680)	—	(93,680)

Dividends accretion	—	2,551,807	—	—	—	—	—	—	(2,551,807)	(2,551,807)

Net loss	—	—	—	—	—	—	—	—	(19,936,386)	(19,936,386)

Balance, December 31, 2022	5,575	123,466,294	6,070	10	4,000	(14,622,222)	18,056,702	(93,680)	(108,707,714)	(105,366,904)

Other comprehensive income	—	—	—	—	—	—	—	93,680	—	93,680

Dividends accretion	—	2,551,807		—	—	—	—	—	(2,551,807)	(2,551,807)

Net loss	—	—	—	—	—	—	—	—	(41,777,166)	(41,777,166)

Balance, December 31, 2023	5,575	$126,018,101	6,070	$10	4,000	$(14,622,222)	$18,056,702	$—	$(153,036,687)	$(149,602,197)

The accompanying notes are an integral part of these consolidated financial statements.

NEWSMAX MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2023	2022
Cash Flows from Operating Activities:
Net loss	$(41,777,166)	$(19,936,386)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,673,715	2,560,830
Asset impairment	23,928,359	-
Bad debts	2,554,615	(7,675)
Unrealized (gain) loss on investment	(46,318)	519,664
Non-cash lease expense	3,289,699	2,500,059
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(5,789,539)	3,129,529
Inventory	(873)	(1,297,191)
Prepaid distribution	4,347,012	4,340,519
Prepaid expenses	1,757,481	(469,116)
Other asset	(41,250,000)	-
Security deposits	5,000	(118,229)
Increase (decrease) in liabilities:
Accounts payable	4,568,605	6,820,264
Accrued expenses	1,159,179	(2,009,386)
Customer deposits	-	(33,287)
Lease liabilities	(3,442,868)	(2,237,005)
Settlement liability	39,437,538	-
Deferred revenue	3,827,588	(1,078,403)
Net cash used in operating activities	(3,757,973)	(7,315,813)

Cash Flows from Investing Activities:
Purchase of investments	-	(4,957,441)
Sale of investments	6,312,221	5,241,218
Purchase of property and equipment	(990,525)	(5,884,807)
Net cash provided by (used in) investing activities	5,321,696	(5,601,030)

Cash Flows from Financing Activities:
Proceeds from line of credit	500,000	-
Principal payment under finance lease obligation	(72,557)	-
Net cash provided by operating activities	427,443	-

Net change in cash	1,991,166	(12,916,843)
Cash and cash equivalents – Beginning	4,046,045	16,962,888
Cash and cash equivalents – Ending	$6,037,211	$4,046,045

Supplemental disclosures of cash flow information:
Operating lease assets obtained in exchange for operating lease liabilities	$132,978	$6,325,607
Interest paid	$24,964	$15,332

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. NATURE OF BUSINESS

Nature of Business

Newsmax Media, Inc. (the “Company”), a Nevada Corporation, was incorporated on July 15, 1998, and registered on August 20, 1998, as a foreign corporation in the State of Florida. During 2014, the Company changed its state of domicile from Nevada to Delaware. In connection with the change, the NMX Holdings, LLC entity was dissolved.

The Company is a multi-platform media company that provides original news and lifestyle content using a mixed-revenue model that derives income from its linear cable television and over-the-top (“OTT”) news channels, websites, proprietary database, publishing products and eCommerce products. The Company uses original news and editorial content to draw large numbers of readers to its media outlets in order to sell advertising, print and online information products. The Company’s business operations are conducted through two operating segments, Broadcast and Digital.

Broadcast

The broadcast segment of the Company’s business produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors (“MVPDs”) including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States.

The Company creates and broadcasts content and distributes such content using a hybrid distribution strategy of linear cable, free OTT channels and free ad-supported streaming television services (“FAST”) channels. The broadcast segment generates revenues from (1) linear TV channels, primarily through advertising sales, (2) OTT and FAST channels, primarily through revenue derived from third-party advertising in connection with services accessed through websites, apps and digital media players, (3) affiliate revenue earned through MDVPs broadcasting the Company’s content to their paid subscribers, and (4) subscription revenue earned via the Company’s new Newsmax+ subscription program which users can sign up to receive the Company’s content directly.

Digital

The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics.

The Company also distributes content through its websites and social media accounts, apps, email and newsletters. The Company’s websites and apps provide live and/or on-demand streaming of network-related programming to allow video subscribers of the Company’s participating distribution partners to view Company content via the Internet.

NOTE 2. Restatement of previously issued consolidated financial statements

Subsequent to the issuance of these consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, management identified an error to the loss per share calculation which resulted in a restatement to these consolidated financial statements. Management also identified an immaterial revision, which is reflected in these restated consolidated financial statements.

Loss Per Share Restatement

In the original calculation for loss per share, the inception-to-date cumulative dividends on preferred stock were incorrectly used for each year, which overstated the loss per share. This error has been corrected to only include the current period cumulative dividends on preferred stock.

Other Immaterial Revision

The Company also identified advertising revenue in the amounts of $661,729 and $639,463 for the years ended December 31, 2023 and 2022, respectively, that was incorrectly reported as other service revenue. This revision has no impact on total revenues and net loss and was deemed immaterial. Since the Company is restating the December 31, 2023 and 2022 consolidated financial statements, advertising revenue and other service revenue in these consolidated financial statements have been revised for these amounts.

Impact of Restatement on Audited Financial Statements

The effects of the restatement on our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, including the notes to the audited consolidated financial statements are set forth as follows:

Statements of Operations

	Year Ended
	December 31, 2023
	As Previously Reported	Adjustments	As Restated
Net loss per share attributable to common stockholders, basic and diluted	$(11,120)	$3,283	$(7,837)

	Year Ended
	December 31, 2022
	As Previously Reported	Adjustments	As Restated
Net loss per share attributable to common stockholders, basic and diluted	$(6,568)	$2,330	$(4,238)

The previously reported disclosure in Note 16 was restated as follows:

	Year Ended
	December 31, 2023
	As Previously Reported	Adjustments	As Restated
Basic and diluted loss per share:
Numerator:
Net loss	$(41,777,166)	$-	$(41,777,166)
Cumulative dividends on preferred stock	25,723,781	(19,932,974)	5,790,807
Net loss attributable to common stockholders	$(67,500,947)	$19,932,974	$(47,567,973)
Denominator:
Weighted average common stock outstanding, basic and diluted	6,070	-	6,070
Per share:
Net loss per share attributable to common stockholders, basic and diluted	$(11,120)	$3,283	$(7,837)

	Year Ended
	December 31, 2022
	As Previously Reported	Adjustments	As Restated
Basic and diluted loss per share:
Numerator:
Net loss	$(19,936,385)	$-	$(19,936,385)
Cumulative dividends on preferred stock	19,932,974	(14,142,167)	5,790,807
Net loss attributable to common stockholders	$(39,869,359)	$14,142,167	$(25,727,192)
Denominator:
Weighted average common stock outstanding, basic and diluted	6,070	-	6,070
Per share:
Net loss per share attributable to common stockholders, basic and diluted	$(6,568)	$2,330	$(4,238)

NOTE 3. summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Newsmax Media, Inc. and its wholly owned subsidiaries Medix Health, LLC (“Medix”), Crown Atlantic Insurance, LLC (“Crown”), Newsmax Broadcasting, LLC (“Broadcasting”), Humanix Publishing, LLC (“Humanix”), ROI Media Strategies (“ROI”) and Newsmax Radio LLC (“Radio”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for credit losses, carrying value of other assets, and realizability of deferred income taxes.

Reclassifications

Certain prior period comparative amounts have been reclassified to conform to the current period presentation. Such reclassifications were not material.

Cash and cash equivalents

The Company considers all investments purchased with original maturities of three (3) months or less to be cash and cash equivalents.

Investments

Marketable securities

The Company accounts for its marketable securities in accordance with ASC Topic 321, Investments - Equity Securities. ASC Topic 321 requires companies to measure equity investments at fair value, with changes in fair value recognized in net income (loss). The Company’s investments in marketable securities consist of equity securities with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends on securities are included in non-operating income (expense).

The fair market value of marketable equity securities is determined based on quoted market prices in active markets. See Note 2 - Fair Value Measurements, for additional information regarding the valuation of marketable equity securities.

As of December 31, 2023 and 2022, $313,285 and $302,064, respectively, of the Company’s marketable securities are held in a brokerage firm owned by a shareholder of the Company.

Available-for-sale debt instruments

The Company classifies investments in fixed income securities as available-for-sale debt investments. The Company’s available-for-sale debt investments primarily consist of certificates of deposits. These available-for-sale debt investments are held in the custody of a major financial institution. A specific identification method is used to determine the cost basis of available-for-sale debt investments sold. These investments are recorded in the consolidated balance sheets at fair value. Unrealized gains and losses on these investments are included within other comprehensive income (loss), net of tax. The Company classifies investments as current based on the nature of the investments and their availability for use in current operations.

Revenue Recognition

In accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers,” the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods are services. The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

Service revenue

Service revenue is primarily derived from the Company’s original news and lifestyle content, using a mixed-revenue multi-platform model that derives income from digital, linear and over-the-top (“OTT”) news channels, websites, proprietary database, publishing and video subscription services. The Company uses original news, syndicated services and editorial content to draw consumers to its media outlets in order to sell advertising, license fees and video, print and online information services. The Company earns revenue through contractual allocations of fees based on impressions received or subscriber counts.

During 2023, the Company entered into a business agreement with a commercial counterparty to obtain a future economic benefit wherein the Company agreed to pay quarterly installments over a period of time and has therefore capitalized these payments as an upfront cost recorded within Other Assets in the accompanying consolidated balance sheets. Amortization of the capitalized costs of the asset is recorded on a straight-line basis over the life of the agreement as contra revenue in the accompanying consolidated statements of operations. Amortization expense amounted to $509,460 during the year ended December 31, 2023.

The Company’s service revenue is comprised of the following for the years ended December 31,

	2023	2022

Advertising revenue	$107,322,024	$105,917,207
Affiliate fee revenue	2,410,039	-
Subscription revenue	18,080,467	19,101,773
Other	1,027,151	648,708
Total	$128,839,681	$125,667,688

Advertising revenue

Advertising revenue is derived from the sale of advertising on the Company’s cable television, email database, in the Company’s magazine and related publications, or on the Company’s website. Revenue related to the sale of advertising in the broadcast segment is recognized at the time of broadcast. Revenue related to the Company's digital segment is recognized when display or other digital advertisements record impressions on the various digital media. Each advertisement insertion order is determined to be a distinct performance obligation that is satisfied at the point in time when such advertisements are published/aired. The Company records revenue from contracts that are entered into between the Company and its customers, primarily advertising agencies and direct advertisers, at the amount charged for the services. Advertising contracts, which are generally short-term, are billed monthly for the services provided during the month, with payments due shortly thereafter. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

The Company enters into agreements with over-the-top distribution platforms to distribute the Company’s news channel. Pursuant to the Company’s distribution agreements, advertising revenues are earned based on an allocation of the fee determined by the number of impressions received. These contracts represent a single performance obligation recognized over time under the series guidance. Revenue is recognized upon delivery of the content over the course of an over-the-top distribution agreement term based on time elapsed, as this best depicts the simultaneous consumption and delivery of the services. The Company bills OTT customers monthly over the life of the contract. The Company has an unconditional right to receive payment of the amount billed generally within 30 days from the invoice date. The invoiced amount to be received is recorded in accounts receivable on the balance sheets.

Affiliate fee revenue

The Company generates affiliate fee revenue from agreements with MVPDs for cable networks. Affiliate fee revenue is recognized as we continuously make the programming available to the customer over the term of the agreement. For contracts with affiliate fees based on the number of the affiliate’s subscribers, revenues are recognized based on the contractual rate multiplied by the estimated number of subscribers each period. Affiliate contracts are generally multi-year contracts billed monthly with payments due shortly thereafter.

Subscription revenue

The Company sells magazines to consumers through subscriptions. Each subscription is determined to be a distinct performance obligation that is satisfied over the term of the subscription, normally one (1) to five (5) years. Subscriptions received in advance of the publication are recorded as deferred revenue and recognized as income on a straight line basis over the term, as this best represents the transfer of control of the services to the consumer.

During 2023, the Company launched Newsmax+ which is a subscription service that provides the Company’s content directly to consumers either on a monthly or annual basis. Monthly subscriptions are recognized as income in the month it was earned. Annual subscriptions are recorded as deferred revenue and recognized as income over the term of the contract each month.

The Company’s deferred subscription revenue balances are shown below along with the corresponding revenue recognized from the prior period:

	2023	2022
Deferred subscription revenue, current portion	$14,558,386	$10,927,489
Deferred subscription revenue, net of current portion	3,122,044	3,217,020
Total deferred subscription revenue	$17,680,430	$14,144,509

Revenue recognized in the period from:
Amounts included in deferred subscription revenue at the beginning of the period	$10,927,489	$11,874,071

Other

Other primarily includes revenue generated from the Company’s content licensing agreements and revenue from production and agency services. Revenue from content licensing agreements is recognized when the content is made available under the content licensing agreements. Production services are recognized as the services are delivered. In the instances when the Company is acting as an agent, the revenue recognized is only the service fee or commission associated with the respective advertising.

Deferred revenue related to licensing agreements amounts to $291,667 and $0 as of December 31, 2023 and 2022 respectively.

Product revenue

Product sales are derived from the sales of books, audio and video, dietary supplements, and other items advertised on the Company’s website. Supplement, books, media and other product sales are recognized at the point in time control transfers to the customer, which is when the product is shipped. Allowances are considered for estimated returns and refunds at the point in time when revenue is recognized. As of December 31, 2023 and 2022, the refund liability was $701,025 and $599,413, respectively and is classified as a reduction in accounts receivable. Product revenue is comprised of the following for the years ended December 31:

	2023	2022
Supplement sales	$5,799,859	$6,673,966
Books, media and other product sales	2,657,571	4,665,549
Product returns and allowances	(2,021,084)	(1,695,511)
Total	$6,436,346	$9,644,004

Practical expedient

As a practical expedient, the Company recognizes any incremental costs of obtaining contracts as expense as the amortization period is considered to be a year or less.

As a practical expedient, the Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products.

Shipping and Handling Costs

Amounts billed to third-party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of products sold. Shipping and handling charges recorded as revenue amounted to $360,084 and $469,961 for the years ended December 31, 2023 and 2022, respectively.

Cost of Services

Cost of services consists primarily of compensation-related expenses and costs incurred for the publishing of editorial, promotional, and news content across all platforms, as well as amounts due to third party websites and platforms to fulfil customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of services.

Cost of Products Sold

Cost of product sold consists primarily of cost of inventory sold, fulfillment costs and compensation.

General and Administrative expenses

General and administrative expense consists of compensation-related expenses for corporate employees. Also, it consists of expense for advertising, facilities, professional services fees, insurance costs, and other general overhead costs.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable is presented net of an allowance for credit losses of $3,607,933 and $1,042,468 at December 31, 2023 and 2022, respectively. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and doubtful accounts. The Company’s allowance for credit losses is estimated based on historical loss rates, current conditions, reasonable economic forecasts that affect collectability, and known credit issues with specific customers.

	December 31,
	2023	2022
Beginning Balance	$1,042,468	$1,035,083
Provision	2,608,156	167,294
Accounts written off	(42,691)	(159,909)
Total	$3,607,933	$1,042,468

Inventory

Inventory consists of promotional items, books and supplements and is stated at the lower of cost (first-in, first-out basis) or net realizable value. The Company also reduces the carrying value of inventories for items identified as excess, obsolete, or slow-moving based on customer demand and other economic factors.

Impairment of Long-Lived Assets

The Company continually evaluates factors, events and circumstances that include, but are not limited to, historical and projected operating performance of the Company, specific industry trends and general economic conditions to assess whether the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When such factors, events or circumstances indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flows over the remaining lives of the long-lived assets in measuring their recoverability. The Company measures asset impairment loss as the amount by which the carrying amount exceeds the fair market value of the asset.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases.  The standard is based on the principle that entities should recognize assets and liabilities arising from leases. The new standard’s primary change is the requirement for entities to recognize a lease liability for payments and a right-of-use (“ROU”) asset representing the right to use the leased asset during the term on most operating lease arrangements. The Company adopted the standard effective January 1, 2022.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Operating lease liabilities are recorded based on the present value of lease payments over the expected lease term and adjusted for lease incentives. The interest rate implicit in lease contracts is typically not readily determinable and the Company currently does not have any outstanding borrowings. As such, the Company estimates its incremental borrowing rate based on the rate it would incur to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Options to extend or terminate a lease are included in the calculation of the lease term to the extent that the option is reasonably certain of exercise.

The Company elected the package of practical expedients which permits the Company to not reassess under the new standard the prior conclusions about lease identification, lease classification, or initial direct costs The Company has made a policy election to exclude short-term leases, those with an original term of less than twelve months, from recognition and measurement under ASC 842. As such, the Company has not recognized an ROU asset or lease liability for these leases.

The Company adopted ASC 842 using the modified retrospective method as of the adoption date. The Company’s operating lease portfolio primarily includes real estate and office equipment.

As a result of adoption of ASC 842, the Company recorded operating lease right-of-use assets of approximately $9.9 million and a lease liability of approximately $10.8 million on January 1, 2022.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated economic useful lives of the assets. Leasehold improvements are depreciated over the shorter of their estimated economic useful lives or the remaining term of the lease.

Other Assets

During 2023, the Company capitalized a separate payment obligation of $41.3 million associated with a commercial counterparty to resolve various claims. The Company accounted for the payment as a reduction to the transaction price in accordance with the guidance in ASC 606-10-32-25 and 26 and is amortizing the asset as a contra-revenue item. In connection with the signing of this agreement, the Company identified indicators that the carrying value of these upfront costs were not fully recoverable based on estimated cash flows related to the customer relationship. As a result, the Company’s broadcast segment recognized impairment of the upfront cost during 2023 of $23.9 million in the accompanying consolidated statements of operations.

The Company evaluates these other assets for impairment each reporting period based upon its estimate of recoverability of the assets. Recoverability of the assets is based upon estimated cash flows including reductions for direct and allocable costs attributable to the underlying business arrangement.

Fair Value Measurements

The Company carries certain assets and/or liabilities at fair value in the consolidated balance sheets. The Company applies accounting guidance that defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements under the accounting guidance are classified based on the following fair value hierarchy:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data. We use inputs such as actual trade data, benchmark yields, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of assets or liabilities.

Level 3:	Unobservable inputs that are not corroborated by market data.

The fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, accrued payroll and accrued distribution approximate fair value.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to operating losses carried forward as well as differences between the financial reporting and tax reporting bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which also are recognized for operating losses that are available to offset future federal income taxes. The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The recording of a deferred tax asset assumes the realization of such asset in the future. Otherwise, a valuation allowance is recorded to reduce the asset to its estimated net realizable value. If management determines that the Company may not be able to realize all or part of a deferred tax asset in the future, a valuation allowance for the deferred tax asset is charged to income tax expense in the period the determination is made. Management considers all positive and negative evidence including attribute carrybacks, reversing taxable temporary differences, future pretax income, and ongoing prudent and feasible tax planning strategies in assessing the estimated net realizable value of tax assets and the corresponding need for any related valuation allowances. ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2023 and 2022, a full valuation allowance was required.

In accordance with the provisions of ASC 740, a two-step approach is utilized to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon the ultimate settlement. At December 31, 2023 and 2022, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The open tax years subject to U.S. federal tax examinations with respect to the Company’s operations are 2019, 2020, 2021 and 2022.

Advertising Costs

Amounts incurred for advertising costs with third parties are expensed as incurred. Total advertising costs expensed for the years ended December 31, 2023 and 2022 were $16,981,894 and $29,867,525, respectively.

Mezzanine Equity

The Company has issued convertible redeemable preferred stock instruments that the Company has determined are financial instruments with both equity and debt characteristics and are classified as mezzanine equity in the consolidated financial statements. The Company reassesses whether the instrument is currently redeemable or probable to become redeemable in the future as of each reporting date, in which, if the instrument meets either criteria, the Company will recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period.

To assess classification, the Company reviews all features of the instruments, including mandatory redemption features and conversion features that may be substantive. All financial instruments that are classified as mezzanine equity are evaluated for embedded derivative features by evaluating each feature against the nature of the host instrument (e.g., more equity-like or debt-like). The Company has evaluated the convertible redeemable preferred stock and determined that its nature is that of an equity host and no material embedded derivatives exist that would require bifurcation on our consolidated balance sheets.

Net Loss Per Share

Basic and diluted loss per share is computed as net loss available to common stockholders divided by the weighted average number of shares outstanding for the period.

For the years ended December 31, 2023 and 2022, all dilutive securities have been excluded as their inclusion would have had an antidilutive effect on loss per share. The number of securities whose conversion would result in an incremental number of shares that would be included in determining the weighted average shares outstanding for diluted earnings per share if their effect was not antidilutive was 5,629 and 5,619 for the years ended December 31, 2023 and 2022, respectively.

CARES Act

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law on March 27, 2020 and the subsequent extension of the CARES Act, businesses were eligible for various credits to provide financial relief such as the Employee Retention Credit (ERC), Economic Impact Payments (EIPs), Paid Sick and Family Leave Credits and Employment Tax Deferral credits. In 2023, the Company filed and collected $3,803,683 in tax credits under the CARES Act during the year ended December 31, 2023 which is recorded within other, net on the consolidated statements of operations.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-3, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance amended reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down.

On January 1, 2023, the Company adopted ASU 2016-13 on a modified retrospective basis. The amendments in ASU 2016-13 require, among other things, financial assets measured at amortized cost basis to be presented at the net amount expected to be collected as compared to previous GAAP which delayed recognition until it was probable a loss had been incurred. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires greater standardization and disaggregation of categories within an entity’s tax rate reconciliation disclosure, as well as disclosure of income taxes paid by jurisdiction, among other requirements. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 is effective on a prospective basis, with retrospective application permitted. The Company is currently evaluating the effects of this ASU on its income tax disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU will require public entities to disclose significant segment expenses and other segment items and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Public entities with a single reportable segment will also be required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all periods presented. The Company is currently evaluating the impact of this guidance on the disclosures within our consolidated financial statements.

NOTE 4. FAIR VALUE MEASUREMENTS

The Company accounts for its investments at fair value and classifies these assets within the fair value hierarchy (Level 1, Level 2, or Level 3).

Assets subject to fair value measurements are as follows:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Investments:
Equity securities	$1,221,585	$-	$-	$1,221,585
Total assets	$1,221,585	$-	$-	$1,221,585

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Investments:
Equity securities	$2,966,135	$-	$-	$2,966,135
Fixed income investments	-	4,427,673	-	4,427,673
Total assets	$2,966,135	$4,427,673	$-	$7,393,808

NOTE 5. PROPERTY AND EQUIPMENT

Major classes of property and equipment at December 31 are as follows:

	Estimated Useful
	Lives	2023	2022

Furniture and fixtures	7 years	$1,979,368	$1,976,800
Computer, office and production equipment	3-8 years	10,968,569	9,864,104
Leasehold improvements	Lesser of useful life or term of lease	10,178,386	10,066,773
Fixed assets not yet placed in service	N/A	14,417	191,000
		23,140,740	22,098,677
Less: Accumulated depreciation		(15,111,283)	(12,234,889)
		$8,029,457	$9,863,788

Depreciation of property and equipment amounted to $3,164,254 and $2,560,830 for the years ended December 31, 2023 and 2022, respectively.

Included in property and equipment are finance lease assets of $391,524 and $0 as of December 31, 2023 and 2022, respectively.

NOTE 6. LEASES

The Company determines if an arrangement is a lease at inception. Operating lease assets and liabilities are included in the Company’s consolidated balance sheets within the Right of use asset, net, and Operating lease liability, current portion and net of current portion. Finance lease assets are included in Property and equipment, net and Finance lease liability, current portion and net of current portion.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities. Under the short-term lease exception provided within ASC 842, the Company does not record a lease liability or right-of-use asset for any leases that have a lease term of 12 months or less at commencement.

Below is a summary of the weighted-average discount rate and weighted-average remaining lease term for the Company’s leases:

Other supplemental information:	2023	2022
Operating leases:
Weighted average of remaining lease term	3	4
Weighted average discount rate	4.33%	4.30%
Finance leases:
Weighted average of remaining lease term	2	-
Weighted average discount rate	12.09%	-

Operating lease expense is recognized on a straight-line basis over the lease term within operating expenses in the Company’s consolidated statements of operations. Finance lease expense is recognized over the lease term within interest expense and amortization in the Company’s consolidated statements of operations. The Company’s total operating and finance lease expense all relate to lease costs and amounted to $5,071,357 and $4,310,289 for the years ended December 31, 2023 and December 31, 2022, respectively.

Future minimum lease payments at December 31, 2023 were as follows:

	Operating	Finance	Total

2024	$4,055,515	$180,683	$4,236,198
2025	4,101,131	164,245	4,265,376
2026	3,177,649	70,617	3,248,266
2027	596,266	-	596,266
2028	285,403	-	285,403
Thereafter	71,506	-	71,506
Total lease payments	$12,287,470	$415,545	$12,703,015
Less: imputed interest	(736,459)	(61,097)	(797,556)
Present value of operating lease liability	$11,551,011	$354,448	$11,905,459

NOTE 7. Line of credit

The Company has a $9,000,000 bank line of credit. The line bears interest at the greater of (i) one percent (1.000%) or (ii) the Prime Rate minus seventy five hundredths percent (-0.750%). The line of credit expires in October 2024 with any outstanding balances due by that date. The line of credit contains customary covenants, representations and events of default. As of December 31, 2023, the Company was in compliance with these covenants. At December 31, 2023, the outstanding balance was $500,000. As of December 31, 2023 the interest rate on the line of credit was 7.75%

The Company’s line of credit fair value approximates carrying value due to the variable market-based interest rate.

NOTE 8. INCOME TAXES

The components of income tax expense related to its operations are as follows at December 31:

	2023	2022
Current Income Tax:
Federal	$-	$-
State	18,550	19,206

Deferred Income Tax:
Federal	-	-
State	-	-
Total income tax expense	$18,550	$19,206

The Company’s effective income tax rate differs from the statutory federal income tax rate of 21%, for the years ending December 31, as follows:

	2023	2022
U.S. federal income tax rate	21.00%	21.00%
State and local taxes	5.77	-
Rate changes	(0.22)	0.09
Permanent adjustments	(0.34)	(0.18)
Deferred adjustments	0.48	-
Valuation allowance	(26.73)	(26.33)
Prior year true-ups	-	5.32
Effective tax rate	(0.04)%	(0.10)%

The components of deferred income tax assets and liabilities that have been presented in the Company’s consolidated financial statements are as follows at December 31:

	2023	2022
Deferred tax assets:
Accounts receivable	$-	$303,800
Inventory	319,369	241,950
Charitable contribution carryover	77,138	58,104
Net operating loss carryover	28,779,924	25,001,402
Lease liabilities	3,186,883	4,338,726
Accrued vacation	205,073	-
Capital loss carryforward	34,337	-
Intangible assets	32,451	31,264
Accrued expenses	439,487	257,272
Retention credit	43,490	43,490
Returns and allowances	1,151,442	17,353
Settlement liability	10,880,678	-
Short-term investments	-	38,382
Total deferred tax assets	$45,150,272	$30,331,743
Deferred tax liabilities:
Unrealized gain on marketable securities	$(82,045)	$(45,864)
Right of use assets	(2,915,094)	(4,007,004)
Property and equipment	(1,013,409)	(916,106)
Other asset	(4,638,422)	-
Other	(1,966)	-

Total deferred tax liabilities	(8,650,936)	(4,968,974)

Valuation allowance	(36,499,336)	(25,362,769)

Net deferred tax assets	$-	$-

At December 31, 2023 and 2022, the Company had $111,909,394 and $97,888,233 respectively, in federal net operating loss (“NOL”) carryforwards, and $103,707,626 and $84,131,934 respectively, in state net operating loss (“NOL”) carryforwards, which expire starting in the year 2031. In 2006, the Company had a more than 50% ownership change and, therefore, is subject to Internal Revenue Code (“IRC”) Section 382 NOL limitation. IRC Section 382 limits the Company’s utilization of its NOL to an annual amount after a more than 50% ownership change. The Company anticipates that all NOLs subject to the IRC Section 382 limitations will be available to be utilized in future years.

The valuation allowance increased by $11,136,567 for the year ended December 31, 2023. This change was primarily driven by increases in net operating loss carryovers, settlement liabilities, and other assets.

The valuation allowance increased by $6,993,056 for the year ended December 31, 2022. This change was primarily driven by increases in net operating loss carryovers, lease liabilities, and right of use assets. ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2023 and 2022, a full valuation allowance was required.

NOTE 9. Segment information

The Company has two operating segments: (1) Broadcasting and (2) Digital, which also qualify as reportable segments. In accordance with ASC 280, “Segment Reporting,” the operating segments reflect how the chief operating decision maker, which the Company defines as the chief executive officer, assesses the performance of each operating segment and determines the appropriate allocations of resources to each segment. We continually review our operating segment classifications to align with operational changes in our business and may make changes as necessary. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating incomes before interest, net, taxes, other, net, depreciation and amortization, or Segment Adjusted EBITDA.

Due to the integrated nature of these operating segments, estimates and judgements are made in allocating certain assets, revenues and expenses.

Segment Adjusted EBITDA is defined as revenues less cost of revenues and general and administrative expenses and does not include depreciation, interest, net, asset impairment, unrealized gain (loss) on marketable securities, other corporate matters, other, net and income tax expense. Other corporate matters represent certain litigation expenses, and related fees, for specific proceedings that the Company has determined are infrequent and unusual in terms of their magnitude. Management believes that Segment Adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Company’s business segments because it is the primary measure used by the Company’s chief operating decision maker to evaluate the performance of and allocate resources to the Company’s business.

The following tables set forth the Company’s Revenues and Segment Adjusted EBITDA for fiscal 2023 and 2022:

	2023	2022
Revenues
Broadcasting	$92,680,683	$86,530,364
Digital	42,595,344	48,781,328
Total revenues	$135,276,027	$135,311,692
Segment Adjusted EBITDA
Broadcasting	$(7,722,782)	$(5,874,790)
Digital	(2,653,753)	(8,714,002)
Depreciation	(3,164,254)	(2,560,830)
Interest, net	104,299	281,372
Asset Impairment	(23,928,359)	-
Unrealized gain (loss) on marketable securities	46,318	(519,664)
Other corporate matters	(7,626,122)	(2,324,666)
Other, net	3,186,037	(204,600)
Loss before income tax expense	(41,758,616)	(19,917,180)
Income tax expense	18,550	19,206
Net loss	$(41,777,166)	$(19,936,386)

Revenues by Segment by Component

	2023	2022
Broadcast
Advertising	$88,343,596	$86,188,214
Subscription	901,215	-
Affiliate fee	2,410,039	-
Other	1,025,833	342,150
Total Broadcast revenues	92,680,683	86,530,364
Digital
Advertising	18,978,428	19,728,993
Subscription	17,179,252	19,101,773
Product sales	6,436,346	9,644,004
Other	1,318	306,558
Total Digital revenues	42,595,344	48,781,328
Total revenues	$135,276,027	$135,311,692

	2023	2022
Assets
Broadcast	$47,951,217	$31,823,870
Digital	23,658,613	35,046,728
Total assets	$71,609,830	$66,870,598

	2023	2022
Depreciation
Broadcast	$2,511,218	$1,925,149
Digital	653,036	635,681
Total depreciation	$3,164,254	$2,560,830

	2023	2022
Capital expenditures
Broadcast	$709,326	$4,489,427
Digital	281,199	1,395,380
Total capital expenditures	$990,525	$5,884,807

NOTE 10. CONCENTRATIONS OF CREDIT RISKS

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments available for sale and accounts receivable. Management believes the financial risks associated with these financial instruments are minimal.

The Company places its cash, and its short-term investments with high credit quality financial institutions. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company has $5,257,372 and $3,735,858, respectively, above the federally insured limits. The Company has not experienced any losses due to this policy.

Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company’s customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs credit evaluations of its commercial customers but generally does not require collateral to support accounts receivable.

No single customer accounted for over 10% of the Company’s consolidated net revenues during either of the years ended December 31, 2023 or 2022. No single customer accounted for over 10% of the Company’s consolidated accounts receivable as of December 31, 2023. One customer had accounts receivable that represented 10.3% of the Company’s consolidated accounts receivable as of December 31, 2022.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company’s material firm commitments for contracts that run through 2026 as of December 31, 2023:

	Payments due by Period
	Total	2024	2025	2026
Distribution agreements	$3,125,600	$2,757,837	$367,763	$-
Other commitments	12,241,550	7,607,383	3,490,000	1,144,167
Total commitments and contractual obligations	$15,367,150	$10,365,220	$3,857,763	$1,144,167

Distribution Agreements

The Company has entered into several Affiliation/Distribution Agreements with the MVPDs. These agreements typically have a five-year term beginning as early as December 2014 and ending as late as May 2025. The Company is required to make payments under such agreements which have payment terms that are generally over a three-to-four-year period and as such will shift between accrued distribution fees or prepaid distribution fees.

Other Commitments

The Company has entered into several other contractual commitments over the next three years ending in November 2026 primarily related to talent costs and other service agreements.

NOTE 12. LEGAL

Legal Matters

From time to time, the Company may be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse impact on the Company’s consolidated financial position or results of consolidated operations or consolidated cash flows. The Company accrues for loss contingencies that are probable and reasonably estimable. The Company generally does not accrue for legal costs expected to be incurred with a loss contingency until those services are provided.

Defamation and Disparagement Claims

From time to time, the Company is subject to lawsuits alleging defamation or disparagement. These include lawsuits filed by Smartmatic USA Corp. and certain of its affiliates (collectively, “Smartmatic”) and Dominion Voting Systems, Inc. and certain of its affiliates (collectively, “Dominion”) filed during 2021. The Smartmatic complaint seeks an unspecified amount of damages while the Dominion complaint is seeking $1.6 billion in damages. The Company believes these lawsuits, including the Smartmatic and Dominion matters, are without merit and intends to defend against them vigorously. Discovery in the Smartmatic and Dominion cases, including depositions and expert discovery, remains ongoing, and summary judgment and other key motions will follow. At this time, a trial in the Smartmatic lawsuit is scheduled to commence on September 30, 2024 and a trial in the Dominion lawsuit is not expected to commence until 2025. The Company is unable to predict the final outcome of these matters and cannot reasonably estimate the amount of liability, if any. To date, the Company has not reserved any amounts for pending or future claims.  There can be no assurance that the ultimate resolution of these pending matters will not have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

In 2023, the Company entered into a settlement agreement with a commercial counterparty for $41.3 million. As of December 31, 2023, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of $39.4 million remaining to be paid over time. The fair value of the settlement agreement as of December 31, 2023 is $30.2 million which assumes a discount rate of 9.75% and making quarterly payments for 66 months. The fair value measurement is disclosed for information purposes and is not reflected in the carrying amount on the consolidated balance sheet.

The table below represents the estimated timing of payments over the term of the agreement.

	As of December 31, 2023 Payments due by Period
	Total	2024	2025	2026	2027	2028	Thereafter
Settlement agreement	$39,437,538	$7,279,416	$7,279,416	$7,279,416	$7,279,416	$7,279,416	$3,040,458

NOTE 13. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Salary Savings Plan (the “Plan”) covering those employees who meet eligibility requirements set forth in the Plan. The matching contribution is at the discretion of the Company’s Board of Directors. The Company’s policy is to match 100% of the first 1% of employee contributions and 50% on the next 2 to 6% of employee contributions. Total expense for the Plan for the years ended December 31, 2023 and 2022 amounted to $892,005 and $817,609, respectively.

NOTE 14. CONVERTIBLE AND REDEEMABLE PREFERRED STOCK

Convertible and Redeemable Preferred Stock

Convertible and Redeemable Preferred Stock as of December 31, 2023 and 2022 (11,034 total shares authorized and all classes are $0.001 par value per share) is as follows:

Series	Shares Authorized	Shares Issued and Outstanding	Per Unit Issue Price	Current Conversion Price	Liquidation Preference	Carrying Amount
Series A	3,965	611	$22,500	$22,500	$13,747,500	$14,726,569
Series A (with redemption rights)	35	35	$22,500	$22,500	787,500	1,246,712
Series A-1	2,445	1,222	$20,451	$20,451	25,000,000	30,893,836
Series A-2	3,176	2,647	$18,891	$18,891	50,000,000	50,000,000
Series A-3	1,413	1,060	$23,619	$23,619	25,036,140	29,150,984
	11,034	5,575			$114,571,140	$126,018,101

The Company’s convertible preferred stock is classified as mezzanine equity in our consolidated financial statements as the substantive conversion features at the option of the holder precludes liability classification.

Voting Rights

Each holder of Preferred Shares has full voting rights and powers equal to the voting rights and powers of the holders of common stock on an as converted basis. The holders of Series A-1, A-2 and A-3 preferred stock also have the right to designate members to the Company’s board of directors, demand registration rights and limited approval rights.

Dividends

The holders of the preferred stock are entitled to receive dividends at an annual dividend rate per share of 5% of the per-share-price. Dividends on Series A, A-1 and A-2 are payable only upon a liquidity event or if dividends are declared on common stock. Additionally, A-1 and A-2 are payable upon the conversion of Series A-1 or A-2 into common shares. Dividends on Series A-3 are only payable when and if declared on common stock, Series A-1 or Series A-2 preferred stock.

The preferred shares have preference over dividends payable with respect to common stock. Series A-3 has a dividend preference over Series A-1 and Series A-2.

No cash or other dividend or distribution may be declared or paid on the common stock unless a dividend or other distribution is also declared and paid on the preferred stock.

As of December 31, 2023 and 2022, the Company has not recognized an accrual for unpaid dividends on preferred stock which amount to $25,723,781 and $19,932,974, respectively. Included in these amounts are dividends that have been accreted to the preferred stock being measured at its maximum redemption value which is explained below.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of preferred stock is entitled to receive, prior and in preference to any distributions to the common stockholders, an amount equal to the greater of (i) the liquidation preference price per share plus any accrued but unpaid dividends payable and (ii) the per share amount of all cash, securities, and other property to be distributed in respect of the Class A common stock such holder would have been entitled to received had it converted such preferred stock immediately prior to the date fixed for the liquidity event.

In the event of a sale of the Company, the holders of Series A-1, A-2, and A-3 preferred stock shall have the right to elect not to receive the cash payment and instead continue to hold the Series A-1, A-2, or A-3 preferred stock following the consummation of the sale of the company transaction.

Upon a Liquidity Event, after the holders of the Series A-3 Stock shall have been paid in full their full preferential amount to which they are entitled, the remaining assets of the Company legally available for distribution shall be distributed among the holders of the junior stock then outstanding, pursuant to the terms of the Certificate of Incorporation, the Series A Certificate of Designation, the Series A-1 Certificate of Designation and the Series A-2 Certificate of Designation. Pursuant to those agreements, after the holders of Series A, Series A-1 and Series A-2 have been paid in full their full preferential amount, the remaining assets of the Company shall be distributed ratably among the holders of the junior stock then outstanding.

“Junior stock” – shall mean the Common Stock and any other class or series of capital stock (including the Series A-1 Stock and the Series A-2 Stock) that ranks junior to the Series A-3 Stock (a) as to the payment of dividends, if any, or (b) as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or both.

Conversion Rights

Preferred shares have conversion rights to convert into common stock at a rate of one share of common stock for one share of convertible preferred stock. The conversion ratio is subject to customary anti-dilution protection.

For the Series A-1, A-2, and A-3 preferred stock, each share of preferred stock is automatically converted into common stock at the earlier of an Initial Public Offering or the election by written consent of the holders of a majority of each respective series of shares.

Redemption Rights

Certain holders of Series A preferred stock have certain redemption rights or put rights, including the right to require the Company to repurchase all or any portion of the preferred stock on any date commencing on and immediately following January 25, 2023, and upon certain change of control events at 100% of the liquidation preference thereof plus all accrued but unpaid dividends.

The holders of Series A-1 preferred stock have certain redemption rights or put rights, including the right to require the Company to repurchase all or any portion of the preferred stock on any date commencing on and immediately following April 16, 2026, and ending on April 16, 2028 at 100% of the liquidation preference thereof plus all accrued but unpaid dividends.

The holders of Series A-3 preferred stock have certain redemption rights or put rights, including the right to require the Company to repurchase all or any portion of the preferred stock on any date commencing on and immediately following July 16, 2027, and ending on July 16, 2029 at 100% of the liquidation preference thereof plus all accrued but unpaid dividends.

The Company measures the preferred stock where redemption is probable at its maximum redemption value plus dividends not currently declared or paid but which will be payable upon redemption. On December 31, 2023 the Company remeasured the preferred stock following the accretion method, which resulted in the preferred stock being measured at its maximum redemption value of $126,018,101 and accretion of $10,255,392, included in Accumulated Deficit on the consolidated balance sheets as of December 31, 2023. Similarly, on December 31, 2022, the preferred stock was remeasured, resulting in a maximum redemption value of $123,466,294 and accretion of $7,703,585, also included in Accumulated Deficit on the consolidated balance sheets as of December 31, 2022.

NOTE 15. EQUITY

Common Stock A – As of December 31, 2023 and 2022, the Company was authorized to issue 20,000 shares of common stock, with a par value of $0.01 per share.

Common Stock B - As of December 31, 2023 and 2022, the Company was authorized to issue 60,000 shares of common stock B, with a par value of $0.01 per share. No shares have been issued as of December 31, 2023.

NOTE 16. LOSS PER SHARE

The following table illustrates the reconciliation of the basic and diluted loss per share (as restated) computations:

	Year Ended
	December 31,
	2023	2022
Basic and diluted loss per share:
Numerator:
Net loss	$(41,777,166)	(19,936,385)
Cumulative dividends on preferred stock	5,790,807	5,790,807
Net loss attributable to common stockholders	$(47,567,973)	$(25,727,192)
Denominator:
Weighted average common stock outstanding, basic and diluted	6,070	6,070
Per share:
Net loss per share attributable to common stockholders, basic and diluted	$(7,837)	$(4,238)

NOTE 17. SUBSEQUENT EVENTS

On April 14, 2024, the Company consummated a corporate reorganization. Newsmax Inc. was formed as a new holding company that owns all of the outstanding shares of the operating company, Newsmax Media, Inc. The stockholders of Newsmax Media, Inc. exchanged their shares of capital stock in Newsmax Media, Inc. for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media, Inc. changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media, Inc. Newsmax Media, Inc.’s ownership of its subsidiaries was not affected or changed as a result of this reorganization.

In June 2024, Newsmax Inc. issued a Private Placement Memorandum (PPM) to potential investors, aiming to raise capital through the sale of its securities in a private placement. The initial offering is for up to 30,000 shares at $5,000 per share, with the option to expand up to 45,000 shares. Proceeds from this private placement will be used for general and corporate expenses. The PPM was distributed to accredited investors as defined under Regulation D of the Securities Act of 1933. It outlines various risk factors associated with the investment, including market risk, operational risk, and regulatory risk. Detailed terms and conditions related to the offering, such as pricing, minimum investment requirements, and subscription procedures, are included in the memorandum. As of September 3, 2024, the Company has closed in excess of $40M in proceeds from the PPM.

NEWSMAX MEDIA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$6,651,963	$6,037,211
Investments	1,035,974	1,221,585
Accounts receivable, net	22,975,614	21,971,756
Inventories, net	2,762,231	3,834,706
Prepaid distribution	276,178	722,651
Prepaid expenses and other current assets	3,226,276	1,628,508
Total current assets	36,928,236	35,416,417

Property and equipment, net	6,993,097	8,029,457
Right of use asset, operating lease	8,937,087	10,565,899
Other asset	15,283,800	16,812,180
Security deposits	730,889	785,878
Total assets	$68,873,109	$71,609,831

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$17,905,768	$19,606,959
Accrued expenses	6,088,099	2,419,837
Accrued payroll	1,481,816	1,453,444
Accrued distribution	1,879,145	1,898,593
Lease liability, operating lease	3,852,338	3,670,598
Lease liability, finance lease	204,246	169,055
Line of credit	500,000	500,000
Settlement liability	47,279,412	7,279,412
Warrant liability	6,373,757	-
Derivative liability	2,358,376	-
Deferred revenue	12,957,809	14,850,053
Total current liabilities	100,880,766	51,847,951

Long-term liabilities:
Lease liability, operating lease, net of current portion	6,022,706	7,880,413
Lease liability finance lease, net of current portion	224,172	185,393
Settlement liability, net of current portion	32,158,126	32,158,126
Deferred revenue, net of current portion	3,017,320	3,122,044
Total liabilities	142,303,090	95,193,927

Commitments and contingencies (Note 8)
Convertible and redeemable preferred stock, $0.001 par value; 11,034 shares authorized; and 5,575 and 5,575 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	127,290,509	126,018,101

Stockholders’ deficit
Convertible and redeemable Series B preferred stock, $0.001 par value; 30,000 shares authorized; and 1,897 and 0 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	5,667,362	-
Common stock, $0.01 par value; 80,000 shares authorized; 10,070 shares issued and 6,070 outstanding at June 30, 2024 and December 31, 2023, respectively	10	10
Treasury stock, 4,000 shares at cost, respectively	(14,622,222)	(14,622,222)
Additional paid-in capital	18,056,702	18,056,702
Accumulated deficit	(209,822,342)	(153,036,687)
Total stockholders’ deficit	(200,720,490)	(149,602,197)
Total liabilities, convertible and redeemable preferred stock and stockholders’ deficit	$68,873,109	$71,609,831

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEWSMAX MEDIA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME For The Six Months Ended June 30,

(unaudited)

	2024	2023
Revenues:
Service revenue	$76,909,470	$56,094,876
Product revenue	2,916,907	3,236,319
Total revenues	79,826,377	59,331,195

Cost of services	38,485,673	34,979,306
Cost of products sold	2,919,118	3,177,315
Gross profit	38,421,586	21,174,574

General and administrative expenses:
Personnel costs	14,634,413	12,772,263
Advertising costs	8,344,979	9,922,676
Professional fees	2,470,818	2,443,877
Rent and utilities	2,969,458	2,931,632
Depreciation	1,625,093	1,615,398
Asset impairment	-	23,928,360
Other corporate matters	59,074,353	2,237,987
Other	4,896,946	4,135,814
Total general and administrative expenses	94,016,060	59,988,007

Loss from operations	(55,594,474)	(38,813,433)

Other income (expense), net:
Interest and dividend income	53,461	89,891
Interest expense	(48,162)	(3,853)
Unrealized gain (loss) on marketable securities	128,574	(8,663)
Other, net	(31,686)	(91,569)
Total other income (expense), net	102,187	(14,194)

Net loss before income taxes	(55,492,287)	(38,827,627)

Income tax expense	20,960	24,444
Net loss	$(55,513,247)	$(38,852,071)

Other comprehensive income :
Unrealized gain on available for sale debt investments, net of income tax	-	93,680
Comprehensive loss	$(55,513,247)	$(38,758,391)

Weighted average common stock outstanding, basic and diluted	6,070	6,070
Net loss per share attributable to common stockholders, basic and diluted	(9,623)	(6,874)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEWSMAX MEDIA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE AND REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(unaudited)

	Convertible and Redeemable Series A Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balance, December 31, 2022	5,575	$123,466,294	6,070	$10	4,000	$(14,622,222)	$18,056,702	$(93,680)	$(108,707,714)	$(105,366,904)

Other comprehensive loss	—	—	—	—	—	—	—	93,680	—	93,680

Dividends accretion	—	1,265,417	—	—	—	—	—	—	(1,265,417)	(1,265,417)

Net loss	—	—	—	—	—	—	—	—	(38,852,071)	(38,852,071)

Balance, June 30, 2023	5,575	$124,731,711	6,070	$10	4,000	$(14,622,222)	$18,056,702	$—	$(148,825,202)	$(145,390,712)

	Convertible and Redeemable Series A Preferred Stock		Common Stock		Convertible and Redeemable Series B Preferred Stock		Treasury Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2023	5,575	$126,018,101	6,070	$10	—	$—	4,000	$(14,622,222)	$18,056,702	$(153,036,687)	$(149,602,197)

Sale of preferred stock			—	—	1,897	5,667,362	—	—	—	—	5,667,362

Dividends accretion	—	1,272,408	—	—	—	—	—	—	—	(1,272,408)	(1,272,408)

Net loss	—	—	—	—	—	—	—	—	—	(55,513,247)	(55,513,247)

Balance, June 30, 2024	5,575	$127,290,509	6,070	$10	1,897	$5,667,362	4,000	$(14,622,222)	$18,056,702	$(209,822,342)	$(200,720,490)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEWSMAX MEDIA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30,

(unaudited)

	2024	2023

Cash Flows from Operating Activities:
Net loss	$(55,513,247)	$(38,852,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,153,473	1,615,398
Asset impairment	-	23,928,360
Credit losses	(310,051)	83,614
Unrealized gain on investment	(130,381)	(72,948)
Issuance of warrants as part of settlement	6,373,757	-
Non-cash lease expense	1,706,637	1,622,109
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(693,807)	2,872,876
Inventory	1,072,475	(509,032)
Prepaid distribution	446,473	1,959,139
Prepaid expenses	(1,597,768)	399,157
Other asset	-	(41,250,000)
Security deposits	54,989	5,000
Increase (decrease) in liabilities:
Accounts payable	(1,918,363)	1,768,935
Accrued expenses	3,677,186	(163,155)
Lease liabilities	(1,753,792)	(1,702,612)
Settlement liability	40,000,000	41,250,000
Deferred revenue	(1,996,968)	523,426
Net cash used in operating activities	(7,429,387)	(6,521,804)

Cash Flows from Investing Activities:
Sale of investments	315,992	6,394,073
Purchase of property and equipment	(207,489)	(512,781)
Net cash provided by (used in) investing activities	108,503	5,881,292

Cash Flows from Financing Activities:
Proceeds from issuance of convertible stock	8,025,738	-
Principal payment under finance lease obligation	(90,102)	-
Net cash provided by financing activities	7,935,636	-

Net change in cash	614,752	(640,512)
Cash and cash equivalents – Beginning	6,037,211	4,046,044
Cash and cash equivalents – Ending	$6,651,963	$3,405,532

Supplemental disclosures of cash flow information:
Operating lease assets obtained in exchange for operating lease liabilities	$76,708	$80,029
Allocation from equity to derivative liability for Series B Preferred Stock	$2,358,376	$-
Interest paid	$19,968	$3,853

Non-cash transactions:
Property and equipment acquired through accounts payable:	$217,172	$65,606

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEWSMAX MEDIA, INC.

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(unaudited)

NOTE 1. NATURE OF BUSINESS

Newsmax Media, Inc. (the “Company”), a Nevada Corporation, was incorporated on July 15, 1998, and registered on August 20, 1998, as a foreign corporation in the State of Florida. During 2014, the Company changed its state of domicile from Nevada to Delaware. In connection with the change, the NMX Holdings, LLC entity was dissolved.

On April 14, 2024, the Company consummated a corporate reorganization. Newsmax Inc. was formed as a new holding company that owns all of the outstanding shares of the operating company, Newsmax Media, Inc. The stockholders of Newsmax Media, Inc. exchanged their shares of capital stock in Newsmax Media, Inc. for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media, Inc. changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media, Inc. Newsmax Media, Inc.’s ownership of its subsidiaries was not affected or changed as a result of this reorganization.

The Company is a multi-platform media company that provides original news and lifestyle content using a mixed-revenue model that derives income from its linear cable television and over-the-top (“OTT”) news channels, websites, proprietary database, publishing products and eCommerce products. The Company uses original news and editorial content to draw large numbers of readers to its media outlets in order to sell advertising, print and online information products. The Company’s business operations are conducted through two operating segments, Broadcast and Digital.

Broadcast

The broadcast segment of the Company’s business produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors (“MVPDs”) including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States.

The Company creates and broadcasts content and distributes such content using a hybrid distribution strategy of linear cable, free OTT channels and free ad-supported streaming television services (“FAST”) channels. The broadcast segment generates revenues from (1) linear TV channels, primarily through advertising sales, (2) OTT and FAST channels, primarily through revenue derived from third-party advertising in connection with services accessed through websites, apps and digital media players, (3) affiliate revenue earned through MDVPs broadcasting the Company’s content to their paid subscribers, and (4) subscription revenue earned via the Company’s new Newsmax+ subscription program which users can sign up to receive the Company’s content directly.

Digital

The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics.

The Company also distributes content through its websites and social media accounts, apps, email and newsletters. The Company’s websites and apps provide live and/or on-demand streaming of network-related programming to allow video subscribers of the Company’s participating distribution partners to view Company content via the Internet.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The unaudited condensed consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these unaudited condensed consolidated financial statements. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2024. The balance sheet at December 31, 2023 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying unaudited condensed consolidated financial statements should be read together with the annual audited consolidated financial statements and related notes for the fiscal year ended December 31, 2023.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of Newsmax Media, Inc. and its wholly owned subsidiaries Medix Health, LLC (“Medix”), Crown Atlantic Insurance, LLC (“Crown”), Newsmax Broadcasting, LLC (“Broadcasting”), Humanix Publishing, LLC (“Humanix”), ROI Media Strategies (“ROI”) and Newsmax Radio LLC (“Radio”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for credit losses, carrying value of other assets, fair value of the derivative liability, fair value of the warrant liability, and realizability of deferred income taxes.

Cash and cash equivalents

The Company considers all investments purchased with original maturities of three (3) months or less to be cash and cash equivalents.

Investments

Marketable securities

The Company accounts for its marketable securities in accordance with ASC Topic 321, Investments - Equity Securities. ASC Topic 321 requires companies to measure equity investments at fair value, with changes in fair value recognized in net income (loss). The Company’s investments in marketable securities consist of equity securities with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends on securities are included in non-operating income (expense).

The fair market value of marketable equity securities is determined based on quoted market prices in active markets. See Note 2 - Fair Value Measurements, for additional information regarding the valuation of marketable equity securities.

As of June 30, 2024 and December 31, 2023, $0 and $313,285, respectively, of the Company’s marketable securities are held in a brokerage firm owned by a shareholder of the Company.

Available-for-sale debt instruments

The Company classifies investments in fixed income securities as available-for-sale debt investments. The Company’s available-for-sale debt investments primarily consist of certificates of deposits. These available-for-sale debt investments are held in the custody of a major financial institution. A specific identification method is used to determine the cost basis of available-for-sale debt investments sold. These investments are recorded in the unaudited condensed consolidated balance sheets at fair value. Unrealized gains and losses on these investments are included within other comprehensive income (loss), net of tax. The Company classifies investments as current based on the nature of the investments and their availability for use in current operations.

Revenue Recognition

In accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers,” the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods are services. The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

Service revenue

Service revenue is primarily derived from the Company’s original news and lifestyle content, using a mixed-revenue multi-platform model that derives income from digital, linear and over-the-top (“OTT”) news channels, websites, proprietary database, publishing and video subscription services. The Company uses original news, syndicated services and editorial content to draw consumers to its media outlets in order to sell advertising, license fees and video, print and online information services. The Company earns revenue through contractual allocations of fees based on impressions received or subscriber counts.

During 2023, the Company entered into a business agreement with a commercial counterparty to obtain a future economic benefit wherein the Company agreed to pay quarterly installments over a period of time and has therefore capitalized these payments as an upfront cost recorded within Other Assets in the accompanying unaudited condensed consolidated balance sheets. Amortization of the capitalized costs of the asset is recorded on a straight-line basis over the life of the agreement as contra revenue in the accompanying unaudited condensed consolidated statements of operations. Amortization expense amounted to $1,528,380 and $0 during the six months ended June 30, 2024 and 2023, respectively.

The Company’s service revenue is comprised of the following for the six months ending June 30th,

	2024	2023

Advertising revenue	$49,108,845	$47,060,773
Affiliate fee revenue	13,445,240	2,237
Subscription revenue	12,972,385	8,883,528
Other	1,383,000	148,338
Total	$76,909,470	$56,094,876

Advertising revenue

Advertising revenue is derived from the sale of advertising on the Company’s cable television, email database, in the Company’s magazine and related publications, or on the Company’s website. Revenue related to the sale of advertising in the broadcast segment is recognized at the time of broadcast. Revenue related to the Company’s digital segment is recognized when display or other digital advertisements record impressions on the various digital media. Each advertisement insertion order is determined to be a distinct performance obligation that is satisfied at the point in time when such advertisements are published/aired. The Company records revenue from contracts that are entered into between the Company and its customers, primarily advertising agencies and direct advertisers, at the amount charged for the services. Advertising contracts, which are generally short-term, are billed monthly for the services provided during the month, with payments due shortly thereafter. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

The Company enters into agreements with over-the-top distribution platforms to distribute the Company’s news channel. Pursuant to the Company’s distribution agreements, advertising revenues are earned based on an allocation of the fee determined by the number of impressions received. These contracts represent a single performance obligation recognized over time under the series guidance. Revenue is recognized upon delivery of the content over the course of an over-the-top distribution agreement term based on time elapsed, as this best depicts the simultaneous consumption and delivery of the services. The Company bills OTT customers monthly over the life of the contract. The Company has an unconditional right to receive payment of the amount billed generally within 30 days from the invoice date. The invoiced amount to be received is recorded in accounts receivable on the balance.

Affiliate fee revenue

The Company generates affiliate fee revenue from agreements with MVPDs for cable networks. Affiliate fee revenue is recognized as we continuously make the programming available to the customer over the term of the agreement. For contracts with affiliate fees based on the number of the affiliate’s subscribers, revenues are recognized based on the contractual rate multiplied by the estimated number of subscribers each period. Affiliate contracts are generally multi-year contracts billed monthly with payments due shortly thereafter.

Subscription revenue

The Company sells magazines to consumers through subscriptions. Each subscription is determined to be a distinct performance obligation that is satisfied over the term of the subscription, normally one (1) to five (5) years. Subscriptions received in advance of the publication are recorded as deferred revenue and recognized as income on a straight line basis over the term, as this best represents the transfer of control of the services to the consumer.

During 2023, the Company launched Newsmax+ which is a subscription service that provides the Company’s content directly to consumers either on a monthly or annual basis. Monthly subscriptions are recognized as income in the month it was earned. Annual subscriptions are recorded as deferred revenue and recognized as income over the term of the contract each month.

The Company’s deferred subscription revenue balances are shown below along with the corresponding revenue recognized from the prior period for the six months ended June 30:

	June 30, 2024	December 31, 2023
Deferred subscription revenue, current portion	$12,666,142	$14,558,386
Deferred subscription revenue, net of current portion	3,017,230	3,122,044
Total deferred subscription revenue	$15,683,372	$17,680,430

Deferred subscription revenue recognized in revenue for the six months ended June 30, 2024 and 2023 was $9,065,845 and $7,470,540, respectively.

Other

Other primarily includes revenue generated from the Company’s content licensing agreements and revenue from production and agency services. Revenue from content licensing agreements is recognized when the content is made available under the content licensing agreements. Production services are recognized as the services are delivered. In the instances when the Company is acting as an agent, the revenue recognized is only the service fee or commission associated with the respective advertising.

Deferred revenue related to licensing agreements amounts to $291,667 and $291,667 as of June 30, 2024 and December 31, 2023, respectively.

Product revenue

Product sales are derived from the sales of books, audio and video, dietary supplements, and other items advertised on the Company’s website. Supplement, books, media and other product sales are recognized at the point in time control transfers to the customer, which is when the product is shipped. Allowances are considered for estimated returns and refunds at the point in time when revenue is recognized. As of June 30, 2024 and 2023, the refund liability was $544,663 and $636,652, respectively and is classified as a reduction in accounts receivable. Product revenue is comprised of the following for the six months ended June 30:

	2024	2023

Supplement sales	$2,559,037	$3,017,007
Books, media and other product sales	670,320	1,594,273
Product returns and allowances	(312,450)	(1,374,961)
Total	$2,916,907	$3,236,319

Practical expedient

As a practical expedient, the Company recognizes any incremental costs of obtaining contracts as expense as the amortization period is considered to be a year or less.

As a practical expedient, the Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products.

Shipping and Handling Costs

Amounts billed to third-party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of products sold. Shipping and handling charges recorded as revenue amounted to $166,882 and $191,578 for the six months ended June 30, 2024 and 2023, respectively.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable is presented net of an allowance for credit losses of $2,269,808 and $3,607,933 at June 30, 2024 and December 31, 2023, respectively. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and doubtful accounts. The Company’s allowance for credit losses is estimated based on historical loss rates, current conditions, reasonable economic forecasts that affect collectability, and known credit issues with specific customers. Credit losses were $879,442 for the six-month period ended June 30, 2024 and $34,338 for the six-month period ended June 30, 2023.

Impairment of Long-Lived Assets

The Company continually evaluates factors, events and circumstances that include, but are not limited to, historical and projected operating performance of the Company, specific industry trends and general economic conditions to assess whether the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When such factors, events or circumstances indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flows over the remaining lives of the long-lived assets in measuring their recoverability. The Company measures asset impairment loss as the amount by which the carrying amount exceeds the fair market value of the asset.

Other Assets

During 2023, the Company capitalized a separate payment obligation of $41.3 million associated with a commercial counterparty to resolve various claims. The Company accounted for the payment as a reduction to the transaction price in accordance with the guidance in ASC 606-10-32-25 and 26 and is amortizing the asset as a contra-revenue item. In connection with the signing of this agreement, the Company identified indicators that the carrying value of these upfront costs were not fully recoverable based on estimated cash flows related to the customer relationship. As a result, the Company’s broadcast segment recognized impairment of the upfront cost during 2023 of $23.9 million in the accompanying consolidated statements of operations.

The Company evaluates these other assets for impairment each reporting period based upon its estimate of recoverability of the assets. Recoverability of the assets is based upon estimated cash flows including reductions for direct and allocable costs attributable to the underlying business arrangement.

Fair Value Measurements

The Company carries certain assets and/or liabilities at fair value in the unaudited condensed consolidated balance sheets. The Company applies accounting guidance that defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements under the accounting guidance are classified based on the following fair value hierarchy:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data. We use inputs such as actual trade data, benchmark yields, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of assets or liabilities.

Level 3:	Unobservable inputs that are not corroborated by market data.

The fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, accrued payroll and accrued distribution approximate fair value.

Mezzanine Equity

The Company has issued convertible redeemable preferred stock instruments that the Company has determined are financial instruments with both equity and debt characteristics and is classified as mezzanine equity in the unaudited condensed consolidated financial statements. The Company reassesses whether the instrument is currently redeemable or probable to become redeemable in the future as of each reporting date, in which, if the instrument meets either criteria, the Company will recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period.

In June 2024, Newsmax Inc. issued a Private Placement Memorandum (PPM) to potential investors, aiming to raise capital through the sale of its securities in a private placement. The initial offering is for up to 30,000 shares of Series B Convertible Preferred Stock at $5,000 per share, with the option to expand up to 45,000 shares. Proceeds from this private placement will be used for general and corporate expenses. As of December 6, 2024, the Company has closed in excess of $99,421,426 in proceeds from the PPM.

To assess classification, the Company reviews all features of the instruments, including mandatory redemption features and conversion features that may be substantive. All financial instruments that are classified as mezzanine equity are evaluated for embedded derivative features by evaluating each feature against the nature of the host instrument (e.g., more equity-like or debt-like). The Company has evaluated the convertible redeemable Series A, A-1, A-2, and A-3 Preferred Stock and determined that its nature is that of an equity host and no material embedded derivatives exist that would require bifurcation on our unaudited condensed consolidated balance sheets. The Company has evaluated the convertible redeemable Series B Preferred Stock and determined that its nature is that of a debt host and an embedded derivative exists that requires bifurcation.

Embedded Derivatives

Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument. These embedded derivatives are bifurcated, accounted for at their estimated fair value, which is based on certain estimates and assumptions, and presented separately on the consolidated statements of financial position. Changes in fair value of the embedded derivatives are recognized as a component of other expense on our consolidated statements of operations. The fair value for embedded derivatives are measured on a recurring basis using Level 3 inputs.

Warrant Liabilities

Warrant liabilities are categorized within Level 3 of the fair value hierarchy and are remeasured at each financial reporting date with any changes in fair value being recognized in change in fair value of warrant liabilities in the condensed consolidated statements of operations and comprehensive (loss) income. The Company evaluates the warrant under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. The Company assesses whether the warrant is a freestanding financial instruments and whether it meets the criteria to be classified in stockholders’ equity, or classified as a liability. The warrant did not meet the conditions to be classified in equity, and therefore the Company assessed whether it met the definition of a liability under ASC 815. The warrant met the definition of a liability and is recognized on the balance sheet at fair value.

Net Loss Per Share

Basic and diluted loss per share is computed as net loss available to common stockholders divided by the weighted average number of shares outstanding for the period.

For the six months ended June 30, 2024 and 2023, all dilutive securities have been excluded as their inclusion would have had an antidilutive effect on loss per share. The number of securities whose conversion would result in an incremental number of shares that would be included in determining the weighted average shares outstanding for diluted earnings per share if their effect was not antidilutive was 7,555 and 5,624 for the six months ended June 30, 2024 and 2023, respectively.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-3, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance amended reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down.

On January 1, 2023, the Company adopted ASU 2016-13 on a modified retrospective basis. The amendments in ASU 2016-13 require, among other things, financial assets measured at amortized cost basis to be presented at the net amount expected to be collected as compared to previous GAAP which delayed recognition until it was probable a loss had been incurred. The adoption of ASU 2016-13 did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires greater standardization and disaggregation of categories within an entity’s tax rate reconciliation disclosure, as well as disclosure of income taxes paid by jurisdiction, among other requirements. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 is effective on a prospective basis, with retrospective application permitted. The Company considered the effects of this ASU on its income tax disclosures and determined to have no material impact as the Company currently does not have any foreign tax positions.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU will require public entities to disclose significant segment expenses and other segment items and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Public entities with a single reportable segment will also be required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all periods presented. The Company considered the impact of this guidance and determined to have no material impact as many of the items considered in ASU 2023-07 have been addressed.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company accounts for its investments and certain liabilities at fair value and classifies these assets and liabilities within the fair value hierarchy (Level 1, Level 2, or Level 3).

Assets subject to fair value measurements are equity securities which are classified as Level 1 which amounts to $1,035,974 and $1,221,585 as of June 30, 2024 and December 31, 2023, respectively.

Liabilities subject to fair value measurement are embedded derivatives and warrant liabilities which are classified as Level 3 which amount to $2,358,376 and $6,373,757, respectively, as of June 30, 2024.

NOTE 4. PROPERTY AND EQUIPMENT

Major classes of property and equipment are as follows:

	Estimated Useful Lives	June 30, 2024	December 31, 2023

Furniture and fixtures	7 years	$1,982,901	$1,979,368
Computer, office and production equipment	3-8 years	11,481,511	10,968,569
Leasehold improvements	Lesser of useful life or term of lease	10,178,386	10,178,386
Fixed assets not yet placed in service	N/A	-	14,417
		23,642,798	23,140,740
Less: Accumulated depreciation		(16,649,701)	(15,111,283)
		$6,993,097	$8,029,457

Depreciation of property and equipment amounted to $1,583,707 and $1,615,398 for the six months ended June 30, 2024 and 2023, respectively.

Included in property and equipment are finance lease assets of $493,297 and $391,524 as of June 30, 2024 and December 31, 2023, respectively.

NOTE 5. LEASES

The Company determines if an arrangement is a lease at inception. Operating lease assets and liabilities are included in the Company’s unaudited condensed consolidated balance sheets within the Right of use asset, net, and Operating lease liability, current portion and net of current portion. Finance lease assets are included in Property and equipment, net and Finance lease liability, current portion and net of current portion.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities. Under the short-term lease exception provided within ASC 842, the Company does not record a lease liability or right-of-use asset for any leases that have a lease term of 12 months or less at commencement.

Below is a summary of the weighted-average discount rate and weighted-average remaining lease term for the Company’s leases:

Other supplemental information:	June 30, 2024	December 31, 2023
Operating leases:
Weighted average of remaining lease term	3	3
Weighted average discount rate	4.31%	4.33%
Finance leases:
Weighted average of remaining lease term	2	2
Weighted average discount rate	12.03%	12.09

Operating lease expense is recognized on a straight-line basis over the lease term within operating expenses in the Company’s unaudited condensed consolidated statements of operations. Finance lease expense is recognized over the lease term within interest expense and amortization in the Company’s unaudited condensed consolidated statements of operations. The Company’s total operating and finance lease expense all relate to lease costs and amounted to $2,528,932 and $2,481,837 for the six months ended June 30, 2024 and 2023, respectively.

Future minimum lease payments at June 30, 2024 were as follows:

	Operating	Finance	Total
2024	$2,108,331	$120,336	$2,228,667
2025	4,126,630	224,233	4,350,863
2026	3,202,244	130,605	3,332,849
2027	606,886	-	606,886
2028	289,828	-	289,828
Thereafter	71,506	-	71,506
Total lease payments	$10,405,425	$475,174	$10,880,599
Less: imputed interest	(530,381)	(46,756)	(577,137)
Present value of operating lease liability	$9,875,044	$428,418	$10,303,462

NOTE 6. Line of credit

The Company has a $9,000,000 bank line of credit. The line bears interest at the greater of (i) one percent (1.000%) or (ii) the Prime Rate minus seventy five hundredths percent (-0.750%). The line of credit expired in October 2024 which the Company renewed for an additional year. The Company was in compliance with certain financial covenants imposed by the line of credit agreement. At June 30, 2024, the outstanding balance was $500,000 and the interest rate on the line of credit was 7.75%.

The Company’s line of credit fair value approximates carrying value due to the variable market-based interest rate.

NOTE 7. INCOME TAXES

Effective income tax rates for interim periods are based on the Company’s estimate of the applicable annual income tax rate. The Company’s effective income tax rate varies based upon the estimate of the Company’s annual taxable earnings and the allocation of those taxable earnings across the various states in which we operate. Changes in the annual allocation of the Company’s activity among these jurisdictions results in changes to the effective tax rate utilized to measure the Company’s income tax provision and deferred tax assets and liabilities.

The Company’s effective income tax rate for the six months ended June 30, 2024 and 2023 was approximately 0.04% and 0.06%, respectively. This was different than the expected federal income tax rate of 21% primarily due to the company operating at a loss with a full valuation allowance. The Company had insignificant state income taxes for the six months ended December 31, 2024 and 2023.

NOTE 8. Segment information

The Company has two operating segments: (1) Broadcasting and (2) Digital, which also qualify as reportable segments. In accordance with ASC 280, “Segment Reporting,” the operating segments reflect how the chief operating decision maker, which the Company defines as the chief executive officer, assesses the performance of each operating segment and determines the appropriate allocations of resources to each segment. We continually review our operating segment classifications to align with operational changes in our business and may make changes as necessary. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating incomes before interest, net, taxes, other, net, depreciation and amortization, or Segment Adjusted EBITDA.

Due to the integrated nature of these operating segments, estimates and judgements are made in allocating certain assets, revenues and expenses.

Segment Adjusted EBITDA is defined as revenues less cost of revenues and general and administrative expenses and does not include depreciation, interest, net, asset impairment, unrealized gain (loss) on marketable securities, other corporate matters, other, net and income tax expense. Other corporate matters represent certain litigation expenses, and related fees, for specific proceedings that the Company has determined are infrequent and unusual in terms of their magnitude. Management believes that Segment Adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Company’s business segments because it is the primary measure used by the Company’s chief operating decision maker to evaluate the performance of and allocate resources to the Company’s business.

The tables below present summarized financial information for each of the Company’s reportable segments.

	For the six months ended June 30,
	2024	2023
Revenues
Broadcasting	$59,710,252	$38,864,769
Digital	20,116,125	20,466,426
Total revenues	$79,826,377	$59,331,195
Segment Adjusted EBITDA
Broadcasting	$7,604,775	$(8,711,294)
Digital	(2,499,802)	(2,320,394)
Depreciation	(1,625,093)	(1,615,398)
Interest, net	5,299	86,038
Impairment	-	(23,928,360)
Unrealized gain (loss) on marketable securities	128,574	(8,663)
Other corporate matters	(59,074,354)	(2,237,987)
Other, net	(31,686)	(91,569)
Loss before income tax expense	(55,492,287)	(38,827,627)
Income tax expense	20,960	24,444
Net loss	$(55,513,247)	$(38,852,071)

Revenues by Segment by Component

	For the six months ended June 30,
	2024	2023
Broadcast
Advertising	$39,535,301	$38,714,199
Subscription	5,347,149	-
Affiliate fee	13,445,240	2,237
Other	1,382,562	148,333
Total Broadcast revenues	59,710,252	38,864,769
Digital
Advertising	9,573,544	8,346,574
Subscription	7,625,236	8,883,528
Product sales	2,916,907	3,236,319
Other	438	5
Total Digital revenues	20,116,125	20,466,426
Total revenues	$79,826,377	$59,331,195

	For the six months ended June 30,
	2024	2023
Depreciation
Broadcast	$1,313,053	$1,284,614
Digital	312,040	330,784
Total depreciation	$1,625,093	$1,615,398

	As of June 30,	As of December 31
	2024	2023
Assets
Broadcast	$45,083,075	$47,951,217
Digital	23,790,034	23,658,614
Total assets	$68,873,109	$71,609,831

NOTE 9. CONCENTRATIONS OF CREDIT RISKS

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments available for sale and accounts receivable. Management believes the financial risks associated with these financial instruments are minimal.

The Company places its cash, and its short-term investments with high credit quality financial institutions. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. As of June 30, 2024 and December 31, 2023, the Company has $5,757,102 and $5,257,372, respectively, above the federally insured limits. The Company has not experienced any losses due to this policy.

Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company’s customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs credit evaluations of its commercial customers but generally does not require collateral to support accounts receivable.

No single customer accounted for over 10% of the Company’s consolidated net revenues during either of the six months ended June 30, 2024 or 2023. No single customer accounted for over 10% of the Company’s consolidated accounts receivable as of June 30, 2024 or December 31, 2023.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company’s material firm commitments for contracts that run through 2026 as of June 30, 2024:

	Payments due by Period
	Total	2024	2025	2026
Distribution agreements	$2,926,663	$2,558,900	$367,763	$-
Other commitments	7,859,683	3,550,516	3,165,000	1,144,167
Total commitments and contractual obligations	$10,786,346	$6,109,416	$3,532,763	$1,144,167

Distribution Agreements

The Company has entered into several Affiliation/Distribution Agreements with the MVPDs. These agreements typically have a five-year term beginning as early as December 2014 and ending as late as May 2025. The Company is required to make payments under such agreements which have payment terms that are generally over a three-to-four-year period and as such will shift between accrued distribution fees or prepaid distribution fees.

Other Commitments

The Company has entered into several other contractual commitments over the next three years ending in November 2026 primarily related to talent costs and other service agreements.

NOTE 11. LEGAL

Legal Matters

From time to time, the Company may be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse impact on the Company’s unaudited condensed consolidated financial position or results of unaudited condensed consolidated operations or unaudited condensed consolidated cash flows. The Company accrues for loss contingencies that are probable and reasonably estimable. The Company generally does not accrue for legal costs expected to be incurred with a loss contingency until those services are provided.

Defamation and Disparagement Claims

From time to time, the Company is subject to lawsuits alleging defamation or disparagement. These include lawsuits filed by Smartmatic USA Corp. and certain of its affiliates (collectively, “Smartmatic”) and Dominion Voting Systems, Inc. and certain of its affiliates (collectively, “Dominion”) filed during 2021. The Smartmatic complaint sought an unspecified amount of damages while the Dominion complaint is seeking $1.6 billion in damages. On September 26, 2024, the Company entered into a settlement agreement with Smartmatic pursuant to which the parties agreed to resolve the lawsuits among them. The Company agreed to pay a settlement of approximately $40 million payable over time and granted a five year cash exercise warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Exercise of the warrant would result in the Company recognizing a $10 million increase in gross proceeds. The exercise price and the number of shares of the warrants are subject to adjustment for standard anti-dilution provisions and for subsequent Series B preferred issuance at a price lower than the then exercise price of the warrants. The Company estimated the fair value of the warrant liability using the Black Scholes pricing model with the following assumptions: risk-free interest rate of 4.15%, fair value of the related Series B Preferred Stock of $5,000, expected volatility of 65%, expected term of 5 years, and strike price of $5,000. The fair value of the warrant liability as of June 30, 2024 is $6,373,757. The settlement expense, inclusive of the warrant, is included in other corporate matters in the Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the six months ended June 30, 2024. The $40 million payable over time is recorded within settlement liability on the Condensed Consolidated Balance Sheet as of June 30, 2024.

The Company continues to believe the Dominion and other pending lawsuits are without merit and intends to defend against them vigorously. Discovery in the Dominion case, including depositions and expert discovery, remains ongoing, and summary judgment and other key motions will follow. At this time, a trial in the Dominion lawsuit is not expected to commence until 2025. The Company is unable to predict the final outcome of these matters and cannot reasonably estimate the amount of liability, if any. To date, the Company has not reserved any amounts for pending or future claims.  There can be no assurance that the ultimate resolution of these pending matters will not have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

In 2023, the Company entered into a settlement agreement with a commercial counterparty for $41.3 million. As of June 30, 2024, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of $39.4 million remaining to be paid over time. The fair value of the settlement agreement as of June 30, 2024 is $32.6 million which assumes a discount rate of 9.75% and making quarterly payments for 60 months. The fair value measurement is disclosed for information purposes and is not reflected in the carrying amount on the unaudited condensed consolidated balance sheet.

The table below represents the estimated timing of payments over the term of the agreement.

	As of June 30, 2024 Payments due by Period
	Total	2024	2025	2026	2027	2028	Thereafter

Settlement agreement	$39,437,538	$6,680,185	$7,279,412	$7,279,412	$7,279,412	$7,279,412	$3,639,705

NOTE 12. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Salary Savings Plan (the “Plan”) covering those employees who meet eligibility requirements set forth in the Plan. The matching contribution is at the discretion of the Company’s Board of Directors. The Company’s policy is to match 100% of the first 1% of employee contributions and 50% on the next 2 to 6% of employee contributions. Total expense for the Plan for the six months ended June 30, 2024 and 2023 amounted to $569,061 and $475,852, respectively.

NOTE 13. CONVERTIBLE AND REDEEMABLE PREFERRED STOCK

Convertible and Redeemable Preferred Stock

Convertible and Redeemable Preferred Stock as of June 30, 2024 and December 31, 2023 (41,034 and 11,034 total shares authorized, respectively, and all classes are $0.001 par value per share) is as follows:

June 30, 2024
Series	Shares Authorized	Shares Issued and Outstanding	Per Unit Issue Price	Current Conversion Price	Liquidation Preference	Carrying Amount
Series A	3,965	611	$22,500	$22,500	$13,747,500	$14,726,569
Series A with Redemption Rights	35	35	$22,500	$22,500	787,500	1,271,644
Series A-1 with Redemption Rights	2,445	1,222	$20,451	$20,451	25,000,000	31,517,123
Series A-2	3,176	2,647	$18,891	$18,891	50,000,000	50,000,000
Series A-3 with Redemption Rights	1,413	1,060	$23,619	$23,619	25,036,140	29,775,173
Series B	30,000	1,897	$5,000	$50,741	9,485,000	5,667,362
	41,034	7,472			$124,056,140	$132,957,871

December 31, 2023
Series	Shares Authorized	Shares Issued and Outstanding	Per Unit Issue Price	Current Conversion Price	Liquidation Preference	Carrying Amount
Series A	3,965	611	$22,500	$22,500	$13,747,500	$14,726,569
Series A with Redemption Rights	35	35	$22,500	$22,500	787,500	1,246,712
Series A-1 with Redemption Rights	2,445	1,222	$20,451	$20,451	25,000,000	30,893,836
Series A-2	3,176	2,647	$18,891	$18,891	50,000,000	50,000,000
Series A-3 with Redemption Rights	1,413	1,060	$23,619	$23,619	25,036,140	29,150,984
	11,034	5,575			$114,571,140	$126,018,101

The Company’s convertible preferred stock is classified as mezzanine equity in our unaudited condensed consolidated financial statements as the stock has redemption features that are outside of the issuer’s control.

Voting Rights

Each holder of Series A, series A-1, Series A-2, and Series A-3 Preferred Shares has full voting rights and powers equal to the voting rights and powers of the holders of common stock on an as converted basis. The holders of Series A-1, A-2 and A-3 preferred stock also have the right to designate members to the Company’s board of directors, demand registration rights and limited approval rights. The holders of shares of Series B Preferred Stock do not have voting rights.

Dividends

The holders of the Series A, Series A-1, Series A-2, and Series A-3 preferred stock are entitled to receive dividends at an annual dividend rate per share of 5% of the per-share-price. Dividends on Series A, A-1 and A-2 are payable only upon a liquidity event or if dividends are declared on common stock. Additionally, A-1 and A-2 are payable upon the conversion of Series A-1 or A-2 into common shares. Dividends on Series A-3 are only payable when and if declared on common stock, Series A-1 or Series A-2 preferred stock. The shares of Series B Preferred Stock accrue an annual dividend rate of 7% on the price per share. Series B dividends accrue daily and are payable when and if declared by the board of directors.

The preferred shares have preference over dividends payable with respect to common stock. Series A-3 has a dividend preference over Series A-1 and Series A-2. Series B has a preference over Series A, Series A-1, Series A-2, and Series A-3

No cash or other dividend or distribution may be declared or paid on the common stock unless a dividend or other distribution is also declared and paid on the preferred stock.

As of June 30, 2024 and December 31, 2023, the Company has not recognized an accrual for unpaid dividends on Series A, Series A-1, Series A-2, Series A-3, and Series B Preferred Stock which amount to $28,623,965 and $25,723,781, respectively, with the breakdown by series represented in the table below. Included in these amounts are dividends that have been accreted to the preferred stock being measured at its maximum redemption value which is explained below.

	As of June 30,	As of December 31
	2024	2023
Series A	$4,590,301	$4,221,814
Series A with Redemption Rights	271,644	246,712
Series A-1 with Redemption Rights	6,517,123	5,893,836
Series A-2	12,493,151	11,246,575
Series A-3 with Redemption Rights	4,739,033	4,114,844
Series B	12,713	-
	$28,623,965	$25,723,781

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of preferred stock is entitled to receive, prior and in preference to any distributions to the common stockholders, an amount equal to the greater of (i) the liquidation preference price per share plus any accrued but unpaid dividends payable and (ii) the per share amount of all cash, securities, and other property to be distributed in respect of the Class A or Class B common stock such holder would have been entitled to received had it converted such preferred stock immediately prior to the date fixed for the liquidity event.

In the event of a sale of the Company, the holders of Series A-1, A-2, and A-3 preferred stock shall have the right to elect not to receive the cash payment and instead continue to hold the Series A-1, A-2, or A-3 preferred stock following the consummation of the sale of the company transaction.

Upon a Liquidity Event, after the holders of the Series B Stock shall have been paid in full their full preferential amount to which they are entitled, the remaining assets of the Company legally available for distribution shall be distributed among the holders of the junior stock then outstanding, pursuant to the terms of the Certificate of Incorporation, the Series A Certificate of Designation, the Series A-1 Certificate of Designation, the Series A-2 Certificate of Designation, and the Series A-3 Designation. Pursuant to those agreements, after the holders of Series A, Series A-1, Series A-2, and Series A-3 have been paid in full their full preferential amount, the remaining assets of the Company shall be distributed ratably among the holders of the junior stock then outstanding.

“Junior stock” – shall mean the Common Stock and any other class or series of capital stock (including the Series A Stock, Series A-1 Stock, Series A-2 Stock, and Series A-3 Stock) that ranks junior to the Series B Stock (a) as to the payment of dividends, if any, or (b) as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or both.

Conversion Rights

Preferred Series A, Series A-1, Series A-2, and Series A-3 shares have conversion rights to convert into common stock at a rate of one share of common stock for one share of convertible preferred stock. The conversion ratio is subject to customary anti-dilution protection.

For the Series A-1, A-2, and A-3 preferred stock, each share of preferred stock is automatically converted into common stock at the earlier of an Initial Public Offering or the election by written consent of the holders of a majority of each respective series of shares.

Preferred Series B shares have conversion rights to convert into Class B common stock at a rate equal to the quotient of (i) the Liquidation Preference of such share of Series B Stock being converted plus any accrued but unpaid dividends, divided by (ii) the Conversion Price as of the time of the conversion. The Liquidation Preference shall initially mean $5,000 per share of Series B Preferred Stock. The Conversion Price shall mean $50,740.47 per share of Series B Preferred Stock; provided, that the Conversion Price for purposes of converting the Series B Stock upon (i) an IPO shall equal 75% of the price per share or deemed price per share sold to the public in such IPO or (ii) the consummation of a Qualified Financing shall be 75% of the price per share sold by the Company in such Qualified Financing

The fair value of the conversion option associated with the issuance of the Convertible and Redeemable Series B Preferred Stock was estimated using a “with-and-without” method. The “with-and-without” methodology considers the value of the security on an as-is basis and then without the embedded conversion premium. The difference between the two scenarios is the implied fair value of the embedded derivative. The unobservable input is the required rate of return on the Series B. The considerable probabilities and timing of the underlying events in the valuation relate to the timing of conversions or redemptions. The embedded conversion feature is measured at fair value on a recurring basis using level 3 inputs.

As of June 30, 2024, this conversion embedded feature had a net fair value of $2.4 million. The conversion option is accounted for as a derivative liability on the condensed consolidated balance sheets. Any changes in fair value in a subsequent period will be recorded to other income (expense).

Redemption Rights

Certain holders of Series A preferred stock have certain redemption rights or put rights, including the right to require the Company to repurchase all or any portion of the preferred stock on any date commencing on and immediately following January 25, 2023, and upon certain change of control events at 100% of the liquidation preference thereof plus all accrued but unpaid dividends.

The holders of Series A-1 preferred stock have certain redemption rights or put rights, including the right to require the Company to repurchase all or any portion of the preferred stock on any date commencing on and immediately following April 16, 2026, and ending on April 16, 2028 at 100% of the liquidation preference thereof plus all accrued but unpaid dividends.

The holders of Series A-3 preferred stock have certain redemption rights or put rights, including the right to require the Company to repurchase all or any portion of the preferred stock on any date commencing on and immediately following July 16, 2027, and ending on July 16, 2029 at 100% of the liquidation preference thereof plus all accrued but unpaid dividends.

The Company measures the preferred stock where redemption is probable at its maximum redemption value plus dividends not currently declared or paid but which will be payable upon redemption. On June 30, 2024, the Company remeasured the preferred stock following the accretion method, which resulted in the preferred stock being measured at its maximum redemption value of $127,290,509 and cumulative accretion of $11,527,800, included in Accumulated Deficit on the unaudited condensed consolidated balance sheets as of June 30, 2024. Similarly, on December 31, 2023, the preferred stock was remeasured, resulting in a maximum redemption value of $126,018,101 and cumulative accretion of $10,255,392, also included in Accumulated Deficit on the condensed consolidated balance sheets as of December 31, 2023.

The Series B preferred stock includes certain redemption rights that are solely in the control of the Company. The stock is recorded in permanent equity on the unaudited condensed consolidated balance sheets as of June 30, 2024.

NOTE 14. EQUITY

Common Stock A – As of June 30, 2024 and December 31, 2023, the Company was authorized to issue 20,000 shares of common stock, with a par value of $0.01 per share.

Common Stock B - As of June 30, 2024 and December 31, 2023, the Company was authorized to issue 60,000 shares of common stock B, with a par value of $0.01 per share. No shares have been issued as of June 30, 2024 and December 31, 2023.

NOTE 15. LOSS PER SHARE

The following table illustrates the reconciliation of the basic and diluted per share computations:

	Six Months Ended
	June 30,
	2024	2023
Basic and diluted loss per share:
Numerator:
Net loss	$(55,513,247)	(38,852,071)
Cumulative dividends on preferred stock	2,900,184	2,871,606
Net loss attributable to common stockholders	$(58,413,431)	$(41,723,677)
Denominator:
Weighted average common stock outstanding, basic and diluted	6,070	6,070
Per share:
Net loss per share attributable to common stockholders, basic and diluted	$(9,623)	$(6,874)

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Index

Exhibit No.	Description
1.1*	Selling Agency Agreement (Engagement) between the Company and Digital Offering, LLC dated as of May 31, 2024
1.2*	Form of Selling Agency Agreement between the Company and Digital Offering, LLC
2.1*	Articles of Incorporation filed on April 15, 2024, currently in effect
2.2*	Articles of Amendment to Articles of Incorporation including the Certificate of Designations of Series A Convertible Preferred Stock filed on April 24, 2024, currently in effect
2.3*	Articles of Amendment to Articles of Incorporation including the Certificate of Designation of Series A-1 Convertible Preferred Stock filed on April 24, 2024, currently in effect
2.4*	Articles of Amendment to Articles of Incorporation including the Certificate of Designation of Series A-2 Convertible Preferred Stock filed on April 24, 2024, currently in effect
2.5*	Articles of Amendment to Articles of Incorporation including the Certificate of Designation of Series A-3 Convertible Preferred Stock filed on April 24, 2024, currently in effect
2.6*	Articles of Amendment to Articles of Incorporation including the Certificate of Designation of Series B Convertible Preferred Stock filed on April 26, 2024, currently in effect
2.7*	Bylaws, currently in effect
2.8**	Amended and Restated Articles of Incorporation, to be effective concurrently with the closing of this offering
2.9**	Amended and Restated Bylaws, to be effective immediately concurrently with the closing of this offering
3.1**	Form of Placement Agent Warrant
3.2**	Form of Selling Agent Warrant
4.1*	Form of Subscription Agreement for purchase of Series A Preferred Stock
4.2*¥	Subscription Agreement for purchase of Series A-1 Preferred Stock
4.3*	Amendment to Subscription Agreement for purchase of Series A-1 Preferred Stock
4.4*¥	Form of Subscription Agreement for purchase of Series A-2 Preferred Stock
4.5*¥	Form of Subscription Agreement for purchase of Series A-3 Preferred Stock
4.6*	Form of Amendment to Subscription Agreement for purchase of Series A-3 Preferred Stock
4.7*	Assignment and Assumption Agreement by and between Newsmax Media, Inc. and Newsmax Inc. dated April 29, 2024
4.8*	Assignment and Assumption Agreement by and between Newsmax Media, Inc. and Newsmax Inc. dated April 29, 2024
4.9*	Form of Purchase Agreement for purchase of Series B Preferred Stock
4.10*	Form of Registration Rights Agreement
4.11**	Form of Subscription Agreement for purchase of Class B Common Stock in this offering
5.1*	Proxy by and between Newsmax Media, Inc. and Naples Investment HoldCo, LLC
5.2*	Proxy by and between Newsmax Media, Inc. and Naples Investment HoldCo, LLC
5.3*	Proxy by and between Newsmax Media, Inc. and Naples Investment HoldCo, LLC
6.1*	Master Note by and between Newsmax Media, Inc. and The Northern Trust Company dated October 8, 2023
6.2*+	Amended and Restated Employment Agreement by and between Newsmax Media, Inc. and Christopher Ruddy dated June 3, 2024
6.3*+	Amended and Restated Employment Agreement by and between Newsmax Media, Inc. and Darryle Burnham dated June 3, 2024
6.4*+	Offer Letter by and between Newsmax Media, Inc. and Andrew Brown dated August 13, 2012
6.5*	Form of Lock-Up Agreement (included in Exhibit 1.2)
6.6**+	Form of Equity Incentive Plan
6.7*	Form of Indemnification Agreement with Executive Officers and Directors of the Company
6.8*+	Form of Stock Option Agreement
6.9**+	Form of 2025 Omnibus Equity Incentive Plan
6.9**+	Form of Stock Option Agreement (2025 Omnibus Equity Incentive Plan)
6.9**+	Form of Restricted Stock Award Agreement (2025 Omnibus Equity Incentive Plan)
8.1**	Form of Escrow Agreement, among Newsmax Inc., Digital Offering, LLC and Wilmington Trust, National Association
8.2**	Form of Escrow Agreement, among Newsmax Inc., Dealmaker Securities LLC, Digital Offering, LLC and Enterprise Bank & Trust
11.1*	Consent of BDO USA P.C.
11.2**	Consent of Sheppard Mullin Richter & Hampton LLP (included in Exhibit 12.1)
12.1**	Opinion of Sheppard Mullin Richter & Hampton LLP
12.2**	Opinion of Becker & Poliakoff, P.A.
13.1**	“Testing the waters” materials
10.1	Power of Attorney (included on signature page hereto)
99.1**	Clawback Policy

*	Filed herewith

**	To be filed by amendment

¥	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, on February 7, 2025.

NEWSMAX INC.

/s/ Christopher Ruddy
Christopher Ruddy, Chief Executive Officer and Director

POWER OF ATTORNEY

We, the undersigned directors and officers of Newsmax Inc. (the “Company”) hereby severally constitute and appoint Christopher Ruddy and Darryle Burnham, with full power of substitution, our true and lawful attorneys-in-fact and agents, to do any and all things in our names in the capacities indicated below which said Christopher Ruddy and Darryle Burnham may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules regulations and requirements of the Securities and Exchange Commission, in connection with this offering circular on Form 1-A, including specifically but not limited to, power and authority to sign for us in our names in the capacities indicated below, this offering circular and any and all amendments thereto; and we hereby ratify and confirm all that said Christopher Ruddy and Darryle Burnham shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature

/s/ Christopher Ruddy
Christopher Ruddy, Chief Executive Officer and Director
Date: February 7, 2025

/s/ Darryle Burnham
Darryle Burnham, Chief Financial Officer
Date: February 7, 2025

/s/ Nancy G. Brinker
Nancy G. Brinker, Director
Date: February 7, 2025

/s/ Christopher N. Cox
Christopher N. Cox, Director
Date: February 7, 2025

III-2